H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com

Lundbeck

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

06019387

Date 13 December 2006

Our ref TZOL
Your ref

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 221-253, released from 19 June to 6 December, 2006 in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Vice President
Corporate Finance, Head of Corporate Reporting

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 253

SEC MAIL PROCESSING RECEIVED DEC 15 2006 WASH. D.C. 186 SECTION

6 December 2006

Phase II and III clinical data for bifeprunox in patients with schizophrenia showed improvement of symptoms and maintenance of stability with fewer metabolic side effects

Phase II and III study results for bifeprunox, an investigational once-daily treatment for schizophrenia was presented at a major medical conference. Results of these efficacy and safety studies showed that, in a six-month placebo controlled clinical trial, bifeprunox improved stability in patients with symptomatic, non acute schizophrenia. In six-week trials, bifeprunox improved symptoms in patients with acute exacerbations of schizophrenia, but showed a smaller mean effect than did active references versus placebo.

Additionally, bifeprunox showed a favorable weight and metabolic profile in both short- and long-term studies versus placebo or active references. Weight gain and metabolic disturbances are common and serious side effects of many antipsychotic medications, which both can cause some patients with schizophrenia to stop taking their medication.

"Based on the favorable data from Phase II and III trials, including its metabolic profile, if approved, bifeprunox may be a valuable treatment option for stable patients with schizophrenia," says Daniel Casey, M.D., Professor, Psychiatry and Neurology, Oregon Health and Science University. "These are important new findings because many obstacles, including side effects associated with current treatments, can derail the optimal long-term care of patients with schizophrenia."

"The data suggest that bifeprunox will offer significant benefits in terms of controlling non acute conditions of symptomatic patients who suffer from schizophrenia without compromising long term safety", said Anders Gersel Pedersen, head of Development at Lundbeck. "We will initiate further clinical work to strengthen the European dossier prior to filing for an MAA in Europe."

The research presented includes investigational data on bifeprunox in adult patients with acute exacerbations of schizophrenia and,symptomatic non-acute schizophrenia. A synopsis of the abstract objectives and conclusions follows.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Six-month maintenance of stability study in stable schizophrenia

- **Abstract: Long-term efficacy and safety of bifeprunox in patients with schizophrenia: A 6-month, placebo-controlled study**
  In this study, researchers investigated the long-term efficacy of bifeprunox in patients with stable schizophrenia by assessing the time to deterioration with bifeprunox, compared to placebo, over a period of up to six months. In addition, the study investigated whether clinical effect, as assessed by the Positive and Negative Syndrome Scales (PANSS), after six weeks of treatment with bifeprunox, is superior to placebo. Bifeprunox at 20 and 30 mg/day were superior to placebo in preventing deterioration over six months in patients with stable schizophrenia. A favorable metabolic profile was also seen for bifeprunox, based on weight changes, lipids and the presence or absence of metabolic syndrome.

Metabolic profile of bifeprunox

- **Abstract: The metabolic profile of bifeprunox in the treatment of patients with schizophrenia**
  The purpose of this analysis was to examine the metabolic effects of bifeprunox, compared to placebo or active references, in patients with acute and stable schizophrenia. In the analysis, decreases in body weight and improvement in lipid profiles were observed in patients treated with bifeprunox, with minimal changes in plasma glucose.

Short-term studies in acute exacerbation of schizophrenia

- **Abstract: Efficacy and safety of bifeprunox versus placebo in the treatment of patients with acute exacerbations of schizophrenia**
  In this study, researchers investigated whether 30 mg or 40 mg bifeprunox treatment is superior to placebo in patients with acute exacerbations of schizophrenia. Researchers also evaluated the safety and tolerability of bifeprunox as compared to placebo. Bifeprunox 30 mg showed significant improvement compared to placebo in symptoms of schizophrenia, a decrease in body weight, and improvement in the lipid profile.

- **Abstract: Efficacy and safety of bifeprunox in the treatment of patients with acute exacerbations of schizophrenia: Results of a dose-finding study**
  In this study, researchers evaluated the efficacy and safety of bifeprunox in the treatment of patients with acutely exacerbated schizophrenia. Bifeprunox 20 mg showed significant improvement compared to placebo in the treatment of patients with acutely exacerbated schizophrenia. Bifeprunox was also associated with a decrease in weight and improvement in the lipid profile.

- **Abstract: A randomized, double-blind, placebo-controlled study of bifeprunox, a partial dopamine D_2 receptor agonist, in patients with acute exacerbations of schizophrenia**
  In this study, researchers evaluated the efficacy, safety and tolerability of 20 mg or 30 mg bifeprunox versus placebo in patients with acute exacerbations of schizophrenia. Although investigators observed no statistically significant improvement in PANSS score with 20 mg or 30 mg bifeprunox compared to placebo, bifeprunox-treated subjects' metabolic profiles were favorable and comparable to placebo.

In these studies, bifeprunox was generally well tolerated. The most common side effects reported with bifeprunox (incidence of greater than or equal to five percent and twice the placebo rate) were gastrointestinal in nature including nausea, vomiting, constipation and abdominal discomfort.

About bifeprunox
Bifeprunox is a novel compound (a D_2 and 5-HT_{1A} partial agonist) for the treatment of schizophrenia and other mood disorders, such as bipolar disorder and is being developed jointly by Lundbeck, Wyeth Pharmaceuticals, Inc. and Solvay Pharmaceuticals, B.V., who is the originator of the compound.

About Schizophrenia
Schizophrenia is a severely debilitating chronic mental disorder characterised by profound disturbances in thinking and perception. It affects around 1% of any population, and the onset of the disease typically occurs in late adolescence or early adulthood. Most patients will experience persistent symptoms including psychotic (positive) symptoms and negative symptoms like blunted affect and social withdrawal. Many patients will in addition experience episodic exacerbations with hallucinations and delusions.

While currently most widely used treatments help reduce positive and negative symptoms, they may be associated with the development of weight gain, glucose and triglyceride elevations and altered lipids, which may increase risk of diabetes and heart disease. These side effects are compounded by the fact that individuals with schizophrenia are more likely than the general population to be overweight or obese and they have a higher risk of diabetes than the general population.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock exchange release No 253 – 6 December 2006

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 253

6. december 2006

Kliniske fase II og fase III data for bifeprunox hos patienter med skizofreni viser symptomforbedringer og vedligeholdelse af stabilitet med færre metaboliske bivirkninger

Data fra fase II og fase III undersøgelser med bifeprunox, som er et lægemiddel i udvikling mod skizofreni til indtagelse én gang dagligt, er blevet præsenteret på en stor medicinalkonference. Resultaterne fra disse effekt- og sikkerhedsstudier viste, at bifeprunox i en seksmåneders placebokontrolleret klinisk undersøgelse viste stabilitet hos patienter med symptomatisk, ikke-akut skizofreni. I seks-ugers undersøgelser forbedrede bifeprunox symptomerne hos patienter med akut forværring af skizofreni men viste en mindre gennemsnitlig effekt end de aktive referencestoffer i forhold til placebo.

Bifeprunox viste endvidere en gunstig vægt- og metabolisk profil både i korttids- og langtidsstudier i forhold til placebo eller de aktive referencestoffer. Vægtøgning og metaboliske forstyrrelser er hyppigt forekomne og alvorlige bivirkninger ved mange antipsykotiske lægemidler, og det kan medføre, at nogle patienter med skizofreni ophører med at tage deres medicin.

"På baggrund af de gunstige data fra fase II- og fase III-undersøgelserne, herunder stoffets metaboliske profil, kan bifeprunox, hvis det godkendes, blive et værdifuldt behandlingstilbud for stabile patienter med skizofreni," udtaler Daniel Casey, M.D., Professor, Psychiatry and Neurology, Oregon Health and Science University. "Dette er vigtige nye resultater, fordi mange forhindringer, herunder bivirkninger forbundet med de nuværende behandlinger, kan give problemer med at opnå en optimal langsigtet behandling af patienter med skizofreni."

"Disse data tyder på, at bifeprunox vil have signifikante fordele med hensyn til at kontrollere de ikke-akutte tilstande hos symptomatiske patienter, som lider af skizofreni, uden negativ påvirkning af den langsigtede sikkerhed," udtaler Anders Gersel Pedersen, ansvarlig for Lundbecks lægemiddeludvikling. "Vi vil igangsætte yderligere kliniske undersøgelser for at styrke vores Europæiske registreringsansøgning, før vi anmoder om markedsføringstilladelse i Europa."

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

De fremviste forskningsresultater omfatter forsøgsdata om bifeprunox hos voksne patienter med akut forværring af skizofreni samt symptomatisk, ikke-akut skizofreni. Nedenfor følger en oversigt over formålet med og konklusionerne fra de fremviste abstracts.

Seksmåneders undersøgelse af vedligeholdelse af stabilitet i stabil skizofreni

- **Abstract: Langsigtet effekt og sikkerhed ved bifeprunox hos patienter med skizofreni: En 6-måneders placebokontrolleret undersøgelse**
  I dette studie undersøgte forskerne den langsigtede effekt af bifeprunox hos patienter med stabil skizofreni ved at evaluere tiden til forværring med bifeprunox sammenlignet med placebo over en periode på op til seks måneder. Endvidere blev det i studiet evalueret, hvorvidt den kliniske effekt, vurderet ved Positive and Negative Syndrome Scales (PANSS), efter seks ugers behandling med bifeprunox er bedre end placebo. Bifeprunox (20 og 30 mg/dag) var bedre end placebo til at forhindre forværring over seks måneder hos patienter med stabil skizofreni. Der sås endvidere en gunstig metabolisk profil for bifeprunox, baseret på vægtforandringer, lipider og tilstedeværelse eller fravær af metabolisk syndrom.

Metabolisk profil for bifeprunox

- **Abstract: Den metaboliske profil for bifeprunox i behandlingen af patienter med skizofreni**
  Formålet med denne analyse var at undersøge de metaboliske virkninger af bifeprunox sammenlignet med placebo eller aktive referencestoffer hos patienter med akut og stabil skizofreni. I analysen observeredes reduktioner i kropsvægt og forbedrede lipidprofiler hos patienter behandlet med bifeprunox med minimale ændringer i plasmaglukose.

Korttidsstudier i akut forværring af skizofreni

- **Abstract: Effekt og sikkerhed af bifeprunox i forhold til placebo i behandlingen af patienter med akut forværring af skizofreni**
  I dette studie undersøgte forskerne, hvorvidt 30 mg eller 40 mg bifeprunox-behandling er bedre end placebo hos patienter med akut forværring af skizofreni. Forskerne evaluerede tillige sikkerheden og tolerabiliteten af bifeprunox i sammenligning med placebo. Bifeprunox 30 mg viste en signifikant forbedring i forhold til placebo målt ved symptomer på skizofreni, en reduktion i kropsvægt og forbedret lipidprofil.

- **Abstract: Effekt og sikkerhed af bifeprunox i behandlingen af patienter med akut forværring af skizofreni: Resultater fra en dosisbestemmende undersøgelse**
  I dette studie evaluerede forskerne effekten og sikkerheden af bifeprunox i behandlingen af patienter med akut forværret skizofreni. Bifeprunox 20 mg viste en signifikant forbedring i forhold til placebo i behandlingen af patienter med akut forværret skizofreni. Bifeprunox var også forbundet med en vægtreduktion og en forbedret lipidprofil.

- **Abstract: En randomiseret, dobbeltblind, placebokontrolleret undersøgelse af bifeprunox, en partiel dopamin D_2 receptoragonist, hos patienter med akut forværring af skizofreni**
  I dette studie evaluerede forskerne effekt, sikkerhed og tolerabilitet af 20 mg eller 30 mg bifeprunox i forhold til placebo hos patienter med akut forværring af skizofreni. Selvom der ikke blev observeret nogen statistisk signifikant forbedring i PANSS score med 20 mg eller 30 mg bifeprunox i forhold til placebo, var den metaboliske profil for de patienter, der blev behandlet med bifeprunox, gunstig og sammenlignelig med placebo.

I disse studier blev bifeprunox generelt tålt godt af patienterne. De hyppigst rapporterede bivirkninger med bifeprunox (forekomst på større end eller lig med 5% og dobbelt så stor som for placebo) var mave-/tarmbesvær, herunder kvalme, opkastninger, forstoppelse og mavesmerter.

Om bifeprunox

Bifeprunox er et nyt stof (en D_2 og $5\text{-}HT_{1A}$ partiel agonist) til behandling af skizofreni og andre sindslidelser som f.eks. bipolare lidelser. Stoffet udvikles i fællesskab af Lundbeck, Wyeth Pharmaceuticals, Inc. og Solvay Pharmaceuticals, B.V., som oprindeligt har opfundet stoffet.

Om skizofreni

Skizofreni er en stærkt invaliderende, psykisk lidelse karakteriseret ved udtalte ændringer i patientens måde at tænke og opfatte omverdenen på. Sygdommen rammer omkring 1% af befolkningen, og symptomerne indtræder typisk i den sene pubertet eller i den tidlige voksenalder. De fleste patienter vil opleve vedvarende symptomer, herunder psykotiske (positive) symptomer og negative symptomer som afbleget følelsesliv og

social tilbagetrækning. Mange patienter vil desuden opleve periodevise forværringer med hallucinationer og vrangforestillinger.

De hyppigst anvendte behandlinger i dag hjælper med at reducere de positive og negative symptomer, men er samtidig forbundet med udviklingen af vægtøgning, forhøjet glukose og triglycerid og ændrede lipider, som kan øge risikoen for diabetes og hjertesygdomme. Disse bivirkninger kompliceres af, at personer med skizofreni har en større tendens end den generelle befolkning til at være overvægtige eller fede, og de har en højere risiko for at udvikle diabetes end befolkningen generelt.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:	*Presse:*
Mads Bjerregaard Pedersen Investor Relations Officer Tlf. 36 43 41 04	Caroline Broge Media Relations Manager Tlf. 36 43 26 38

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Fondsbørsmeddelelse nr. 253 – 6 december 2006

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 252

6 December 2006

Lexapro®/Cipralex® demonstrated significance on prospectively defined efficacy parameter and was better tolerated than Cymbalta® in treatment of depression

H. Lundbeck A/S's partner in the US Forest Laboratories, Inc. today announced the results of a new head to head study of Lexapro®/Cipralex® (escitalopram oxalate) versus Cymbalta® (duloxetine). The study demonstrated Lexapro®/Cipralex® to provide a greater reduction in MADRS scores, p=0.040, utilizing an LOCF approach and was better tolerated than Cymbalta® (duloxetine), based on the percentage of patients discontinuing treatment due to adverse events, in the treatment of patients with moderate to severe major depressive disorder (MDD).

Dr. Arif Kahn, Medical Director of Northwest Clinical Research Center and investigator in this study said, "These findings add to a number of studies that demonstrate the clinical value of Lexapro® in the treatment of depression."

Study details

Patients (aged 18-80 years) with DSM-IV diagnosed MDD as determined by a Montgomery-Asberg Depression Rating Scale (MADRS) score of 26 or greater were randomized to eight weeks of double-blind treatment with Lexapro®/Cipralex® 10-20 mg/day (dose fixed at 10 mg/day for the first four weeks with optional up-titration to 20 mg/day thereafter) or Cymbalta® 60 mg/day. Dosing of the two antidepressants was consistent with information in the FDA-approved package insert of both drugs. The primary, prospectively-defined, efficacy endpoint was the change from baseline at week eight in the MADRS total score, using the last observation carried forward (LOCF) approach. At the start of the study, 137 patients were enrolled in the Lexapro®/Cipralex® arm of the study and 133 in the Cymbalta® arm.

At the end of the eight-week study, Lexapro®/Cipralex® patients demonstrated significantly greater improvement than Cymbalta® patients in the total MADRS score (LSMD, least squared mean difference, -2.42 [95% CI: -4.73, -0.11]; p=0.040) - predefined primary endpoint. The proportion of patients responding to Lexapro®/Cipralex® treatment, as determined by a 50 percent improvement in MADRS total score, also was significantly greater when compared to patients in the Cymbalta® group (68 percent vs. 52 percent, p=0.011; LOCF). Remission rates were 44

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

percent in the Lexapro®/Cipralex® group and 38 percent in the Cymbalta® group, as determined by a total MADRS score of 10 or less, this difference was not significant. The rate of improvement on the MADRS was similar between the groups when an observed case analysis was conducted. In addition, there was no difference seen between the group on a number of measures of relief of somatic and pain-related symptoms.

More patients in the Lexapro®/Cipralex® group completed eight weeks of treatment than patients in the Cymbalta® group (87 percent vs. 69 percent, $p=0.001$) and significantly fewer patients receiving Lexapro®/Cipralex® discontinued treatment due to adverse events compared to patients receiving Cymbalta® (2 percent vs. 13 percent, $p=0.001$).

Forest Laboratories licenses Lexapro® from H. Lundbeck A/S.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock exchange release No 252 – 6 December 2006

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 252

6. december 2006

Lexapro®/Cipralex® påviste signifikans på forudbestemte endpoints for effekt og bedre tolereret end Cymbalta® i behandlingen af depression

H. Lundbeck A/S' samarbejdspartner i USA Forest Laboratories, Inc., har i dag offentliggjort resultaterne af et direkte sammenlignende studie af Lexapro®/Cipralex® (escitalopram oxalat) over for Cymbalta® (duloxetin). Undersøgelsen påviste, at Lexapro®/Cipralex® giver større reduktion på Montgomery-Asberg Depression Rating Scale (MADRS) score, p=0,040, med en LOCF tilgang. Baseret på andelen af patienter, der ikke gennemførte behandlingen på grund af bivirkninger, var Lexapro®/Cipralex® bedre tolereret end Cymbalta® (duloxetine) i behandling af patienter med moderat til svær depression (MDD).

"Dette er et studie, der sammen med flere andre, demonstrere den kliniske værdi af Lecapro®/Cipralex® til behandling af depression" udtaler undersøgelsens investigator Dr. Arif Kahn, Medical Director på Northweat Clinical Research Center.

Oplysninger om undersøgelsen

Patienter (i alderen 18-80 år) med DSM-IV diagnosticeret depression målt ved en MADRS score på 26 eller derover er blevet randomiseret til otte ugers dobbeltblind behandling med Lexapro®/Cipralex® 10-20 mg/dag (dosis fastsat til 10 mg/dag i de første fire uger med valgfri øgning af dosen til 20 mg/dag derefter) eller Cymbalta® 60 mg/dag. Doseringen af de to antidepressiva var i overensstemmelse med oplysningerne i de af FDA godkendte produktresuméer for begge lægemidler. Det primære effekt-endpoint var ændringen fra baseline ved otte uger i den samlede MADRS score ved brug af "last observation carried forward (LOCF)"-princippet. Ved undersøgelsens start blev 137 patienter optaget i undersøgelsens del med Lexapro®/Cipralex®, og 133 patienter i Cymbalta®-delen.

Ved afslutningen af det otte ugers studie viste patienterne behandlet med Lexapro®/Cipralex® en signifikant større forbedring end Cymbalta®-patienterne målt ved den samlede MADRS score (LSMD -2,42 [95% CI: -4,73, -0,11]; p=0,040) *foruddefineret primært endpoint. Andelen af patienter, der responderede på Lexapro®/Cipralex® behandling, opgjort ved en 50% forbedring i samlet MADRS score, var også signifikant større

sammenlignet med patienter i Cymbalta®-gruppen (68% i forhold til 52%, p=0,011; LOCF). Remissionsraterne var 44% i Lexapro®/Cipralex®-gruppen og 38% i Cymbalta®-gruppen målt ved en samlet MADRS score på 10 eller derunder. Denne forskel var ikke signifikant. Forbedringen i MADRS score var ens i de to grupper, når data analyseres ved hjælp af en Observed Case metode. Endvidere blev der ikke observeret nogen forskel mellem grupperne på en række mål vedrørende lindring af somatiske og smerterelaterede symptomer.

Flere patienter i Lexapro®/Cipralex®-gruppen gennemførte otte ugers behandling end patienterne i Cymbalta®-gruppen (87% i forhold til 69%, p=0,001), og signifikant færre patienter behandlet med Lexapro®/Cipralex® ophørte behandlingen som følge af bivirkninger sammenlignet med patienterne behandlet med Cymbalta® (2% i forhold til 13%, p= 0,001).

Forest Laboratories indlicenserer Lexapro® fra Lundbeck.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 252 – 6 december 2006

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 251

4 December 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	16,852,292	134.1916	2,261,436,340
24 November 2006	173,456	142.9245	24,791,119
27 November 2006	125,594	140.7992	17,683,539
28 November 2006	101,154	139.4275	14,103,649
29 November 2006	-	-	-
30 November 2006	-	-	-
1 December 2006	-	-	-
4 December 2006	-	-	-
Accumulated under the program	17,252,496	134.3582	2,318,014,647

Following the above buyback Lundbeck owns a total of 3,963,353 own shares at a nominal value of DKK 5, equal to 1.87% of the total number of 212,155,154 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:	*Media:*
Mads Bjerregaard Pedersen Investor Relations Officer +45 36 43 41 04	Caroline Broge Media Relations Manager +45 36 43 26 38
Jacob Tolstrup Investor Relations Manager, North America +1 201 350 0187	

Stock Exchange Release No 251 – 4 December 2006

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 251

4. december 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	16.852.292	134,1916	2.261.436.340
24 november 2006	173.456	142,9245	24.791.119
27 november 2006	125.594	140,7992	17.683.539
28 november 2006	101.154	139,4275	14.103.649
29 november 2006	-	-	-
30 november 2006	-	-	-
1 december 2006	-	-	-
4 december 2006	-	-	-
Akkumuleret under programmet	17.252.496	134,3582	2.318.014.647

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 3.963.353 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 1,87% af det samlede antal på 212.155.154 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 251 – 4 december 2006

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 250

29 November 2006

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 30 November 2006 file an increase of its share capital by DKK 236,750, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,060,775,770 divided into 212,155,154 shares of DKK 5 each. The subscription price was DKK 108.11 per share. The new shares shall carry a right to dividend for the financial year 2006 from the time of registration of the capital increase, provided that it is decided on the annual general meeting of the company to pay a dividend for that financial year.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 16 November 2006 and closed on 27 November 2006. In respect of the latest exercise period, two capital increases will be filed, the second of which will be made 30 November 2006. The first filing was made 22 November 2006, see release no. 246 of 21 November 2006.

The share capital has been increased by DKK 1,332,020 in total as a result of employees exercising warrants in the latest exercise period. The exercised warrants constitute approximately 10.4 per cent of the total grant of warrants.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 250 – 29 November 2006

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 250

29. november 2006

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 30. november 2006 registrere en forhøjelse af aktiekapitalen med nominelt DKK 236.750 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.060.775.770 svarende til 212.155.154 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11. De nye aktier giver ret til udbytte vedrørende regnskabsåret 2006 fra tidspunktet for kapitalforhøjelsens registrering, forudsat at generalforsamlingen træffer beslutning om udbytte vedrørende dette regnskabsår.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 16. november - 27. november 2006 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den anden vil blive foretaget den 30. november 2006. Den første registrering blev foretaget den 22. november 2006, se meddelelse nr. 246 af 21. november 2006.

Aktiekapitalen i H. Lundbeck A/S er forhøjet med i alt nominelt DKK 1.332.020 som følge af medarbejderes udnyttelse af tegningsoptioner i det seneste udnyttelsesvindue. De udnyttede tegningsoptioner udgør ca. 10,4 % af den totale tildeling af tegningsoptioner.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:	*Presse:*
Mads Bjerregaard Pedersen Investor Relations Officer Tlf. 36 43 41 04	Caroline Broge Media Relations Manager Tlf. 36 43 26 38
Jacob Tolstrup Investor Relations Manager, North America Tlf. +1 201 350 0187	

Fondsbørsmeddelelse nr. 250 – 29 november 2006

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 249

28 November 2006

Announcement of transactions with shares and linked securities in H. Lundbeck A/S made by executives and their closely associated persons and legal entities

H. Lundbeck A/S hereby reports transactions made by executives and persons and legal entities closely associated to them with shares in H. Lundbeck A/S and linked securities, cf. section 28a of the Danish Securities Trading Act.

The list is based on reports received by H. Lundbeck A/S from the company's executives today or yesterday.

Name:	Birgit Bundgaard Rosenmeier
Job position of the executive:	Member of Supervisory Board, Employee Representative
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Warrant (purchase of shares)
Nature of the transaction:	Exercise of warrant
Date of trading:	24 November 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	2.000 pcs.
Market price of securities traded:	216.220 DKK

Persons/entities under an obligation to report
Persons or entities under an obligation to report are defined as members of the Executive Management and the Supervisory Board of H. Lundbeck A/S and persons/entities closely associated to them.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Closely associated persons/entities means inter alia:

- spouse or cohabitant
- children below the age of 18
- legal entities in which the insider has a controlling influence

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 249 – 28 November 2006

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 249

28. november 2006

Ledende medarbejderes og deres nærtståendes transaktioner med aktier og tilknyttede værdipapirer i H. Lundbeck A/S

H. Lundbeck A/S skal herved offentliggøre oplysninger om ledende medarbejderes og disses nærtståendes transaktioner med aktier i H. Lundbeck A/S og dertil knyttede værdipapirer, jf. værdipapirhandelslovens § 28 a.

Opgørelsen er baseret på de indberetninger, som H. Lundbeck A/S har modtaget fra selskabets ledende medarbejdere i dag eller i går.

Navn:	Birgit Bundgaard Rosenmeier
Stillingsbetegnelse for ledende medarbejder:	Medlem af bestyrelsen, medarbejdervalgt
Relation til ledende medarbejder (nærtstående):	
Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Warrant (køb af aktier)
Transaktionens karakter:	Udnyttelse af warrant
Dato for transaktionen:	24. november 2006
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	2000 stk.
Transaktionens kursværdi:	216.220 DKK

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tlf +45 36 30 13 11 Fax +45 36 30 57 42
E-mail investor@lundbeck.com www.lundbeck.com

Personer omfattet af oplysningsforpligtelsen

Personer omfattet af oplysningsforpligtigelse er defineret som medlemmer af selskabets direktion og bestyrelse samt disses nærtstående.

Nærtstående omfatter bl.a.:

- ægtefælle eller samlever
- børn under 18 år
- selskaber, som er under bestemmende indflydelse af insideren.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 249 – 28. november 2006

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 248

27 November 2006

Lundbeck and BioTie sign agreement for nalmefene

H. Lundbeck A/S and Biotie Therapies Corp. have today signed an agreement on worldwide rights for nalmefene, excluding North America, Mexico, UK, Ireland, Turkey, and South-Korea. Under the terms of the agreement, BioTie has granted Lundbeck an exclusive license to market and distribute nalmefene as a prescription medicine for the treatment of substance abuse disorders and impulse control disorders.

Under the terms of the agreement, BioTie will receive an execution fee of EUR 15 million, of which EUR 10 million is payable on signing. The license enters into force in 2007. In total, BioTie is eligible for up to EUR 88 million in upfront and milestone payments plus royalty on sales. Lundbeck will be responsible for manufacturing and registration of the product in its territory.

BioTie has recently announced that it has submitted the first Marketing Authorisation Application on nalmefene for the treatment of alcohol dependence to the Medicines and Healthcare products Regulatory Authority (MHRA) in the UK. UK acts as reference in the Mutual Recognition Process for EU approval.

Timo Veromaa, President and CEO of BioTie, said: "We are extremely pleased to have Lundbeck as our partner for nalmefene. Lundbeck is a global leader in therapeutics for psychiatric disorders, which makes it an ideal partner for BioTie. With this agreement we now have partnered the product worldwide and expect it to generate significant revenues to the company in the long term."

Claus Bræstrup, President and CEO of H. Lundbeck A/S, said: "Nalmefene has a significant potential for helping patients with alcohol abuse. Alcohol abuse is comorbid among patients suffering from depression and schizophrenia as well as other psychiatric disorders and alcohol abuse constitute a major health and social problem."

About nalmefene

Nalmefene is a specific opioid receptor antagonist. BioTie has studied the safety and efficacy of nalmefene in a total of 1,200 patients, including two phase III studies in the UK and Finland in patients suffering from alcoholism and alcohol dependence.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Nalmefene is the first oral drug showing efficacy in reducing heavy drinking in multicenter, controlled studies.

The treatment of alcoholism represents a significant unmet medical need. More than 30 million people in the US, Europe and Japan suffer from alcohol abuse (Datamonitor 04/2002). Every year, in the UK alone, there are 150,000 hospital admissions and 20,000 premature deaths directly due to alcohol, 1.2 million alcohol related violent incidents, and National Health Service estimates the annual costs of alcohol abuse to range between GBP 1.4 billion and GBP 1.7 billion.

The upfront payment of EUR 10 million made by Lundbeck to BioTie will be depreciated over a period of several years and will not affect previously guided expectations for the Lundbeck group's financial result for 2006 of approximately DKK 1.6 billion on the EBIT line excluding the financial gain from the initial public offering of LifeCycle Pharma.

BioTie contacts

Timo Veromaa
President & CEO
+358 2 274 8901
timo.veromaa@biotie.com

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager, North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 248 – 27 November 2006

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Biotie Therapies Corp.
BioTie is a Finnish biotech company with focus on dependence disorders, inflammatory diseases and thrombosis. The Company started operations in 1996 and as a pioneer in dependence disorders has been developing nalmefene for the treatment of alcoholism and pathological gambling since 1999. (www.biotie.com)

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 248

27. november 2006

Lundbeck og BioTie indgår aftale om nalmefene

H. Lundbeck A/S og Biotie *Therapies* Corp. har i dag indgået en aftale om globale rettigheder til stoffet nalmefene, med undtagelse af Nordamerika, Mexico, Storbritannien, Irland, Tyrkiet og Sydkorea. I henhold til aftalen har BioTie givet Lundbeck enelicens til at markedsføre og distribuere nalmefene som receptpligtig medicin til behandling af stofmisbrug og manglende impulskontrol.

I henhold til aftalen modtager BioTie en engangsbetaling på EUR 15 mio., hvoraf EUR 10 mio. skal betales ved aftalens indgåelse. Licensen træder i kraft i 2007. Samlet er BioTie berettiget til betalinger op til EUR 88 mio. i initial- og milepælsbetalinger samt royalties af salget. Lundbeck vil være ansvarlig for fremstilling og registrering af produktet i sine geografiske områder.

BioTie har for nylig offentliggjort, at selskabet har indsendt sin første ansøgning om markedsføringstilladelse for nalmefene til behandling af alkoholafhængighed til de britiske sundhedsmyndigheder (Medicines and Healthcare products Regulatory Authority – MHRA). Storbritannien fungerer som reference i EU's gensidige anerkendelsesprocedure for godkendelse.

Timo Veromaa, administrerende direktør for BioTie, siger: "Vi er utroligt glade for at få Lundbeck som samarbejdspartner for nalmefene. Lundbeck er et af verdens førende selskaber inden for behandling af psykiatriske sygdomme og er således en ideel samarbejdspartner for BioTie. Med denne aftale har vi nu indgået samarbejde om produktet i hele verden, og vi forventer, at det vil generere væsentlig omsætning til selskabet på længere sigt."

Claus Bræstrup, koncernchef for H. Lundbeck A/S, udtaler: "Nalmefene har et betydeligt potentiale til at kunne hjælpe patienter med alkoholmisbrug. Alkoholmisbrug optræder ofte sammen med depression og skizofreni samt andre psykiatriske lidelser, og alkoholmisbrug udgør et stort sundhedsmæssigt og socialt problem."

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Om nalmefene
Nalmefene er en specifik opioid receptorantagonist. BioTie har undersøgt nalmefenes sikkerhed og effekt hos i alt 1.200 patienter, herunder i to fase III-studier i Storbritannien og Finland med patienter, der lider af alkoholisme og alkoholafhængighed.

Nalmefene er det første lægemiddel til oral brug, som i multicenter, kontrollerede undersøgelser viser effekt ved at reducere overforbrug af alkohol.

Behandlingen af alkoholisme udgør et væsentligt udækket medicinsk behov. Mere end 30 millioner mennesker i USA, Europa og Japan lider af alkoholmisbrug (Datamonitor, 04/2002). Hvert år forårsager alkohol alene i Storbritannien 150.000 hospitalsindlæggelser og 20.000 tilfælde af tidlig død samt 1.2 millioner alkoholrelaterede voldstilfælde, og det engelske sygehusvæsen (NHS) anslår, at de årlige omkostninger ved alkoholmisbrug andrager mellem 1,4-1,7 millioner engelske pund.

Lundbecks initialbetaling til BioTie på EUR 10 mio. vil blive afskrevet over en periode på flere år og vil ikke påvirke Lundbeck-koncernens tidligere fremsatte forventning til et resultat af primær drift på cirka DKK 1,6 mia. i 2006 eksklusive resultatpåvirkning fra børsnoteringen af LifeCycle Pharma.

BioTie kontakt
Timo Veromaa
President & CEO
+358 2 274 8901
timo.veromaa@biotie.com

Lundbeck kontakt
Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Tlf. +1 201 350 0187

Fondsbørsmeddelelse nr. 248 – 27 november 2006

Biotie Therapies Corp.
BioTie er et finsk biotekselskab med fokus på afhængighedslidelser, betændelsessygdomme og trombose. Selskabet startede sit virke i 1996 og har som banebrydende virksomhed inden for afhængighedslidelser udviklet nalmefene til behandling af alkoholisme og patologisk ludomani siden 1999. (www.biotie.com).

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 247

27 November 2006

Announcement of transactions with shares and linked securities in H. Lundbeck A/S made by executives and their closely associated persons and legal entities

H. Lundbeck A/S hereby reports transactions made by executives and persons and legal entities closely associated to them with shares in H. Lundbeck A/S and linked securities, cf. section 28a of the Danish Securities Trading Act.

The list is based on reports received by H. Lundbeck A/S from the company's executives today or yesterday.

Name:	Lars Bang
Job position of the executive:	Executive Vice President
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Share
Nature of the transaction:	Sale of share
Date of trading:	24 November 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	10.000 pcs.
Market price of securities traded:	1.430.500 DKK

Name:	Ole Chrintz
Job position of the executive:	Executive Vice President
Relation to executive (associated person	

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Share
Nature of the transaction:	Sale of share
Date of trading:	24 November 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	10.000 pcs.
Market price of securities traded:	1.430.500 DKK

Name:	Hans Henrik Munch-Jensen
Job position of the executive:	Executive Vice President
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Share
Nature of the transaction:	Sale of share
Date of trading:	24 November 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	12.000 pcs.
Market price of securities traded:	1.716.600 DKK

Name:	August Bang
Job position of the executive:	-
Relation to executive (associated person or legal entity):	Minor, cf. subsection 28 a(3)(3) of the Dan sh Securities Trading Act.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

ID code (ISIN code):	DK 0010287234
Description of the security:	Share
Nature of the transaction:	Sale of share
Date of trading:	24 November 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	800 pcs.
Market price of securities traded:	115.600 DKK

Name:	Helene Bang
Job position of the executive:	-
Relation to executive (associated person or legal entity):	Minor, cf. subsection 28 a(3)(3) of the Danish Securities Trading Act.
ID code (ISIN code):	DK 0010287234
Description of the security:	Share
Nature of the transaction:	Sale of share
Date of trading:	24 November 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	800 pcs.
Market price of securities traded:	115.400 DKK

Persons/entities under an obligation to report

Persons or entities under an obligation to report are defined as members of the Executive Management and the Supervisory Board of H. Lundbeck A/S and persons/entities closely associated to them.

Closely associated persons/entities means inter alia:

- spouse or cohabitant

- children below the age of 18
- legal entities in which the insider has a controlling influence

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager, North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 247 – 27 November 2006

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 247

27. november 2006

Ledende medarbejderes og deres nærtståendes transaktioner med aktier og tilknyttede værdipapirer i H. Lundbeck A/S

H. Lundbeck A/S skal herved offentliggøre oplysninger om ledende medarbejderes og disses nærtståendes transaktioner med aktier i H. Lundbeck A/S og dertil knyttede værdipapirer, jf. værdipapirhandelslovens § 28 a.

Opgørelsen er baseret på de indberetninger, som H. Lundbeck A/S har modtaget fra selskabets ledende medarbejdere i dag eller i går.

Navn:	Lars Bang
Stillingsbetegnelse for ledende medarbejder:	Executive Vice President
Relation til ledende medarbejder (nærtstående):	
Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Aktie
Transaktionens karakter:	Salg af aktie
Dato for transaktionen:	24. november
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	10.000 stk.
Transaktionens kursværdi:	1.430.500 DKK

Navn:	Ole Chrintz
Stillingsbetegnelse for ledende medarbejder:	Executive Vice President
Relation til ledende medarbejder (nærtstående):	

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Aktie
Transaktionens karakter:	Salg af aktie
Dato for transaktionen:	24. november
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	10.000 stk.
Transaktionens kursværdi:	1.430.500 DKK

Navn:	Hans Henrik Munch-Jensen
Stillingsbetegnelse for ledende medarbejder:	Executive Vice President
Relation til ledende medarbejder (nærtstående):	
Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Aktie
Transaktionens karakter:	Salg af aktie
Dato for transaktionen:	24. november
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	12.000 stk.
Transaktionens kursværdi:	1.716.600 DKK

Navn:	August Bang (nærtstående)
Stillingsbetegnelse for ledende medarbejder:	-
Relation til ledende medarbejder (nærtstående):	Mindreårigt barn, jf. vphl. § 28 a, stk. 3, nr. 2

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Aktie
Transaktionens karakter:	Salg
Dato for transaktionen:	24. november 2006
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	800 stk.
Transaktionens kursværdi:	115.600 DKK

Navn:	Helene Bang (nærtstående)
Stillingsbetegnelse for ledende medarbejder:	-
Relation til ledende medarbejder (nærtstående):	Mindreårigt barn, jf. vphl. § 28 a, stk. 3, nr. 2
Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Aktie
Transaktionens karakter:	Salg
Dato for transaktionen:	24. november 2006
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	800 stk.
Transaktionens kursværdi:	115.400 DKK

Personer omfattet af oplysningsforpligtelsen

Personer omfattet af oplysningsforpligtigelse er defineret som medlemmer af selskabets direktion og bestyrelse samt disses nærtstående.

Nærtstående omfatter bl.a.:

- ægtefælle eller samlever

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

- børn under 18 år
- selskaber, som er under bestemmende indflydelse af insideren.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 247 – 27 november 2006

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 246

21 November 2006

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 22 November 2006 file an increase of its share capital by DKK 1,095,270 nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,060,539,020 divided into 212,107,804 shares of DKK 5 each. The subscription price was DKK 108.11 per share. The new shares shall carry a right to dividend for the financial year 2006 from the time of registration of the capital increase, provided that it is decided on the annual general meeting of the company to pay a dividend for that financial year.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 16 November 2006 and closes on 27 November 2006. In respect of the latest exercise period, two capital increases will be filed, the first of which will be made 22 November 2006. The second filing will be made after the latest exercise period has expired.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 246 – 21 November 2006

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 246

21. november 2006

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 22. november 2006 registrere en forhøjelse af aktiekapitalen med nominelt DKK 1.095.270 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.060.539.020 svarende til 212.107.804 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11. De nye aktier giver ret til udbytte vedrørende regnskabsåret 2006 fra tidspunktet for kapitalforhøjelsens registrering, forudsat at generalforsamlingen træffer beslutning om udbytte vedrørende dette regnskabsår.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 16. november - 27. november 2006 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den første vil blive foretaget den 22. november 2006. Den anden registrering vil blive fortaget efter udløb af udnyttelsesvinduet.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:	*Presse:*
Mads Bjerregaard Pedersen Investor Relations Officer Tlf. 36 43 41 04	Caroline Broge Media Relations Manager Tlf. 36 43 26 38
Jacob Tolstrup Investor Relations Manager, North America Tlf. +1 201 350 0187	

Fondsbørsmeddelelse nr. 246 – 21 november 2006

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 245

21 November 2006

Announcement of transactions with shares and linked securities in H. Lundbeck A/S made by executives and their closely associated persons and legal entities

H. Lundbeck A/S hereby reports transactions made by executives and persons and legal entities closely associated to them with shares in H. Lundbeck A/S and linked securities, cf. section 28a of the Danish Securities Trading Act.

The list is based on reports received by H. Lundbeck A/S from the company's executives today or yesterday.

Name:	Ole Chrintz
Job position of the executive:	Executive Vice President
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Warrant
Nature of the transaction:	Exercise of warrant (purchase of shares)
Date of trading:	November 20, 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	10.000 pcs.
Market price of securities traded:	DKK 1.081.100

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Name:	Hans Henrik Munch-Jensen
Job position of the executive:	Executive Vice President
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Warrant
Nature of the transaction:	Exercise of warrant (purchase of shares)
Date of trading:	November 20, 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	12.000 pcs.
Market price of securities traded:	DKK 1.297.320

Name:	Lars Bang
Job position of the executive:	Executive Vice President
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Warrant
Nature of the transaction:	Exercise of warrant (purchase of shares)
Date of trading:	November 20, 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	10.000 pcs.
Market price of securities traded:	DKK 1.081.100

Persons/entities under an obligation to report
Persons or entities under an obligation to report are defined as members of the Executive Management and the Supervisory Board of H. Lundbeck A/S and persons/entities closely associated to them.

Closely associated persons/entities means inter alia:

- spouse or cohabitant
- children below the age of 18
- legal entities in which the insider has a controlling influence

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager, North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 245 – 21 November 2006

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 245

21. november 2006

Ledende medarbejderes og deres nærtståendes transaktioner med aktier og tilknyttede værdipapirer i H. Lundbeck A/S

H. Lundbeck A/S skal herved offentliggøre oplysninger om ledende medarbejderes og disses nærtståendes transaktioner med aktier i H. Lundbeck A/S og dertil knyttede værdipapirer, jf. værdipapirhandelslovens § 28 a.

Opgørelsen er baseret på de indberetninger, som H. Lundbeck A/S har modtaget fra selskabets ledende medarbejdere i dag eller i går.

Navn:	Ole Chrintz	
Stillingsbetegnelse for ledende medarbejder:	Koncerndirektør	
Relation til ledende medarbejder (nærtstående):		
Fondskode (ISIN-kode):	DK 0010287234	
Værdipapirbetegnelse:	Warrant	
Transaktionens karakter:	Udnyttelse af option	
Dato for transaktionen:	20. november 2006	
Transaktionens marked:	Københavns Fondsbørs	
Transaktionens størrelse:	10.000	stk.
Transaktionens kursværdi:	DKK	1.081.100

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Navn:	Hans Henrik Munch-Jensen	
Stillingsbetegnelse for ledende medarbejder:	Koncerndirektør	
Relation til ledende medarbejder (nærtstående):		
Fondskode (ISIN-kode):	DK 0010287234	
Værdipapirbetegnelse:	Warrant	
Transaktionens karakter:	Udnyttelse af option	
Dato for transaktionen:	20. november 2006	
Transaktionens marked:	Københavns Fondsbørs	
Transaktionens størrelse:	12.000	stk.
Transaktionens kursværdi:	DKK	1.297.320

Navn:	Lars Bang	
Stillingsbetegnelse for ledende medarbejder:	Koncerndirektør	
Relation til ledende medarbejder (nærtstående):		
Fondskode (ISIN-kode):	DK 0010287234	
Værdipapirbetegnelse:	Warrant	
Transaktionens karakter:	Udnyttelse af option	
Dato for transaktionen:	20. november 2006	
Transaktionens marked:	Københavns Fondsbørs	
Transaktionens størrelse:	10.000	stk.
Transaktionens kursværdi:	DKK	1.081.100

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tlf +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Personer omfattet af oplysningsforpligtelsen
Personer omfattet af oplysningsforpligtigelse er defineret som medlemmer af selskabets direktion og bestyrelse samt disses nærtstående.

Nærtstående omfatter bl.a.:

- ægtefælle eller samlever
- børn under 18 år
- selskaber, som er under bestemmende indflydelse af insideren.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 245 – 21 november 2006

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 244

20 November 2006

Lundbeck's portfolio of shares in LifeCycle Pharma

Pursuant to Section 29 of the Danish Securities Trading Act and in continuation of the IPO of LifeCycle Pharma and the exercising of the over allotment right of 1,650,000 shares it is hereby announced that Lundbeck owns 8,750,752 shares in LifeCycle Pharma at 20 November 2006, corresponding to 28.8% of the share capital.

In addition to the initial gain from the IPO of LifeCycle Pharma of DKK 141 million booked in Q4 2006 Lundbeck will book an additional gain of DKK 13 million in Q4 2006 as a consequence of the exercise of the over allotment right.

Lundbeck reiterates its full-year guidance of a profit from operations of approximately DKK 1.6 billion, excluding the financial gain from LifeCycle Pharma.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 244 – 20 November 2006

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 244

20. november 2006

Lundbecks beholdning af aktier i LifeCycle Pharma

I henhold til værdipapirhandelslovens §29 og i forlængelse af børsføringen af LifeCycle Pharma og udnyttelse af overallokeringsretten på 1.650.000 aktier meddeles det hermed, at Lundbeck pr. d.d. ejer 8.750.752 stk. aktier i LifeCycle Pharma, svarende til 28,8% af aktiekapitalen.

I tillæg til resultatpåvirkning fra børsføringen af LifeCycle Pharma på DKK 141 millioner i 4. kvartal 2006 resultatfører Lundbeck yderligere en gevinst på DKK 13 millioner i 4. kvartal 2006 som resultat af udnyttelse af overallokeringsretten.

Lundbeck fastholder forventning til årets resultat af primær drift på cirka DKK 1,6 mia. eksklusive resultatpåvirkning fra LifeCycle Pharma.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 244 – 20 november 2006

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 243

15 November 2006

Interim report for the third quarter of 2006

The Supervisory Board of H. Lundbeck A/S today approved the Group's interim report for the third quarter of 2006. Underlying growth in Lundbeck's business outside the USA is satisfactory, but as in the two previous quarters, the consolidated financial performance is adversely affected by Forest Laboratories, Inc.'s reduction of in-house escitalopram inventories in 2006.

- Third-quarter consolidated revenue amounted to DKK 2,248 million, a 1% decline relative to the year-earlier period (1% increase at CER).
- Revenue derived from **Europe** amounted to DKK 1,362 million, a 6% increase over the year-earlier period (7% growth at CER). Revenue from **International Markets** amounted to DKK 350 million, a 12% increase (13% growth at CER).
- Revenue from the **USA** amounted to DKK 482 million, a decline of 21% (18% decrease at CER), due to lower supplies of bulk escitalopram to Forest as part of Forest's reduction of in-house escitalopram inventories. However, actual sales of Lexapro® in the US market rose by 12% in the third quarter of 2006 relative to the same period of last year. At 30 September 2006, inventories had been reduced to a level corresponding to approximately 11 months of commercial supply.
- Profit from operations was DKK 630 million, an increase of 16% over the year-earlier period and more than double the figure achieved in the second quarter of 2006. In addition to the extraordinary decline in income from Lexapro® in 2006, Q3 profit from operations was influenced by low costs during the summer period.
- The free cash flow amounted to DKK 405 million in Q3 2006.
- In connection with the initial public offering of LifeCycle Pharma, in which Lundbeck currently holds 30.5% of the shares, Lundbeck's Q4 profit from operations will be impacted in the amount of DKK 141 million.
- Lundbeck reiterates its full-year guidance of a profit from operations of approximately DKK 1.6 billion, excluding the financial gain from LifeCycle Pharma.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Financial highlights for the period

In respect of recognition and measurement, the interim report has been prepared in accordance with IFRS and related interpretations of International Accounting Standards Board (IASB), which are expected to apply for the presentation of financial statements for the full year 2006. The comparative figures have been restated due to the implementation of IAS 39 "Financial instruments: recognition and measurement" at 1 January 2005. The interim report is unaudited.

	Q3 2006 DKKm	Q3 2005 DKKm	Growth in DKK	Growth at CER	Q2 2006 DKKm
Revenue	2,248	2,265	-1%	1%	2,198
- Cipralex®	878	693	27%	28%	856
- Lexapro®	479	610	-21%	-18%	435
- Ebixa®	339	292	16%	17%	337
- Azilect®	19	2	954%	955%	17
- Serdolect®	3	-	nm.	nm.	2
- Other pharmaceuticals	475	613	-22%	-22%	495
- Other revenue	54	56	-4%	-4%	58
Costs	1,618	1,722	-6%	-	1,930
- Cost of sales	372	384	-3%	-	437
- Distribution and administration	822	879	-6%	-	1,004
- Research and development	420	459	-8%	-	488
- Other operating expenses, net	4	1	760%	-	1
Profit from operations	630	543	16%	-	269
Net financials	20	21	-6%	-	-32
Net profit for the period	403	392	3%	-	141
Earnings per share, EPS (DKK)	1.92	1.75	10%	-	0.67
Free cash flow	405	444	-9%	-	-72
Number of employees (end of period)	5,110	5,047	1%	-	5,090

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Revenue in Q3 2006

The Group generated Q3 revenue of DKK 2,248 million, which was a 1% drop relative to the same period of last year but an increase of 2% relative to Q2 2006. Adjusted for exchange rate fluctuations, Group revenue rose 1% relative to the year-earlier period.

Lundbeck Group revenue

	Q3 2006 DKKm	Q3 2005 DKKm	Growth in DKK	Growth at CER	Q2 2006 DKKm
Cipralex®	878	693	27%	28%	856
Lexapro®	479	610	-21%	-18%	435
Ebixa®	339	292	16%	17%	337
Azilect®	19	2	954%	955%	17
Serdolect®	3	-	nm.	nm.	2
Other pharmaceuticals	475	613	-22%	-22%	495
Other revenue	54	56	-4%	-4%	58
Total revenue, Group	2,248	2,265	-1%	1%	2,198

The Group's pharmaceuticals Cipralex® and Ebixa® (for the treatment of depression and Alzheimer's disease, respectively) continued to grow combined with the recently launched pharmaceuticals Azilect® and Serdolect® (for the treatment of Parkinson's disease and schizophrenia, respectively). Revenue derived from this group of pharmaceuticals rose by DKK 253 million relative to Q3 2005, more than compensating for the decline in sales of the Group's other pharmaceuticals, which include citalopram and a number of mature antidepressants and antipsychotics.

Sales of other pharmaceuticals, of which approximately 60% in Q3 2006 derived from citalopram, have fallen by about DKK 30 million per quarter since 2005.

As expected, Forest's reduction of its escitalopram inventories caused the Group to post a 21% decline in income from Lexapro® in the USA compared with the same period of last year.

Third-quarter sales of newer pharmaceuticals (Cipralex®/Lexapro®, Ebixa®, Azilect® and Serdolect®) made up 76% of the Group's total revenue compared with 71% in Q3 2005.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Europe

	Q3 2006 DKKm	Q3 2005 DKKm	Growth in DKK	Growth at CER	Q2 2006 DKKm
Cipralex®	686	557	23%	24%	697
Ebixa®	301	262	15%	16%	303
Azilect®	19	2	954%	955%	17
Serdolect®	3	-	nm.	nm.	2
Other pharmaceuticals	353	463	-24%	-23%	381
Total revenue, Europe	1,362	1,284	6%	7%	1,400

Cipralex® and Ebixa® continue to make positive contributions to growth in Europe, posting growth rates of 23% and 15%, respectively, relative to Q3 2005. Revenue from the two pharmaceuticals was on a level with Q2 2006 due to quarterly variations in prescription activity, wholesaler buying patters and price reductions in selected markets.

At the end of Q3 2006, **Cipralex®** held 12.2% of total antidepressants sales in Europe, an increase of 32% compared with the same period in 2005. By end of Q3 2006, Cipralex® in terms of volume was the most widely used branded antidepressant in Europe.

Ebixa® commanded 14.9% of the European market for pharmaceuticals to treat Alzheimer's disease as compared with a share of 13.5% in the same period in 2005. The increase was attributable primarily to sales growth in southern Europe. Memantine, the active ingredient in Ebixa®, is currently the second-most prescribed pharmaceutical in Europe for treating Alzheimer's disease.

Now launched in 15 countries across Europe, **Azilect®** represented 2.3% of total sales of pharmaceuticals to treat Parkinson's disease in Europe at the end of Q3 2006.

Serdolect® has been launched in 13 countries in Europe, including Spain and Germany. The Group expects that Serdolect® will be rolled out in most European markets during 2007.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

USA

	Q3 2006 DKKm	Q3 2005 DKKm	Growth in DKK	Growth at CER	Q2 2006 DKKm
Lexapro®	479	610	-21%	-18%	435
Other pharmaceuticals	3	4	-21%	40%	-5
Total revenue, USA	482	614	-21%	-18%	430

Lundbeck's income from sales of Lexapro® in the USA was DKK 479 million in Q3 2006, compared with DKK 610 million in the same period of last year, a decline of 21%. The lower income from Lexapro® was anticipated and was due to the reduction of Forest's in-house inventories of escitalopram. At 30 September 2006, inventories had been reduced to a level corresponding to approximately 11 months of commercial supply. As a result of a more positive than anticipated trend in the US market, we expect that inventory levels at the end of 2006 will be reduced to less than 10 months of commercial supply in 2007.

In Q3 2006, Forest generated Lexapro® sales of USD 523 million, up 12% on the year-earlier period.

Lexapro® is currently the most frequently used branded antidepressant in the USA. During Q3 2006, generic versions of the former market-leading antidepressant – Zoloft® (sertraline) – were rolled out in the US market. Measured by the total number of prescriptions (TRx), as expected Lexapro® retained its market share of about 19% of prescriptions (TRx) of newer antidepressants.

The number of prescriptions (TRx) for Lexapro® written in the first nine months was up by approximately 7% relative to the same period of 2005. Similarly, the market in terms of the number of prescriptions (TRx) for more recent antidepressants in the USA rose by 6% in the same period. The US market for antidepressants is expected to post a positive trend in 2006 compared with 2005.

Prepayments from Forest recorded in Lundbeck's balance sheet - the difference between the invoiced price and the minimum price of Forest's inventories - was DKK 969 million at 30 September 2006 compared with DKK 1,331 million at 30 September 2005 and DKK 1,393 million at year-end 2005.

Lundbeck hedges income from Lexapro® and other products using currency hedging. As a result of Lundbeck's currency hedging policy,

foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is in reality included in the financial statements at the forward rates. The effect on the profit was DKK 4 million in Q3 2006 against DKK -2 million in the year-earlier period compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect, DKK 3 million compared with DKK 3 million in Q3 2005 stems from the hedging of USD. The gain from the USD hedging has primarily been added to income from sales of Lexapro®.

At 30 September 2006, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approximately DKK 2.6 billion. Of this amount, DKK 2.2 billion is accounted for as hedging contracts. The average forward rates at 30 September 2006 were for US dollars 591.21 USD/DKK. Deferred recognition of net currency losses and gains amounted to DKK 21 million at 30 September 2006 against DKK -180 million at 30 September 2005 and DKK 34 million at 30 June 2006.

The average forward rate for the first nine months of 2007 for US dollars will be approximately 586 USD/DKK, using the existing hedging contracts. The corresponding forward rate for the first nine months of 2006 was approximately 584 USD/DKK. For the 2006 financial year, the average forward rate for US dollars is approximately 583 USD/DKK.

International markets

	Q3 2006 DKKm	Q3 2005 DKKm	Growth in DKK	Growth at CER	Q2 2006 DKKm
Cipralex®/Lexapro®	192	136	41%	41%	159
Ebixa®	38	29	31%	27%	34
Other pharmaceuticals	120	146	-18%	-16%	119
Total revenue, International Markets	350	312	12%	13%	311

Revenue outside Europe and the USA rose 12% relative to the year-earlier period. The increase was driven primarily by stronger sales of Cipralex® in several major markets.

Litigation in respect of escitalopram

In July 2006, Lundbeck and our partner Forest Laboratories, Inc. received a positive judgment in the court case against Ivax/Teva and Cipla concerning infringement of U.S. Patent No. Re 34,712 ('712 patent), which covers escitalopram. In November, the District Court of Delaware

issued a judgement, which immediately was appealed by Ivax/Teva and Cipla.

Lundbeck is involved in other pending patent trials in the USA, the UK, Australia and Germany.

Lundbeck firmly believes that the Group's intellectual property rights concerning escitalopram are valid and enforceable, and it remains the policy of Lundbeck to defend its intellectual property rights energetically.

Expenses

Lundbeck's total expenses, exclusive of net financials and tax, were DKK 1,618 million in Q3 2006, down 6% relative to the year-earlier period and down 16% relative to Q2 2006.

Cost of sales were DKK 372 million in Q3, representing approximately 17% of total revenue, down 3% relative to the same quarter of last year and 15% compared with Q2 2006. Third-quarter cost of sales were low as, unlike in the two previous quarters, they were positively influenced by variation in production overheads allocated to inventories.

Distribution costs amounted to DKK 500 million, a decline of 8% relative to the year-earlier period and a 23% drop compared with Q2 2006. As in Q3 2005, distribution costs were influenced by the fact that major sales promotion activities are mostly pursued in the fall.

Administrative expenses amounted to DKK 322 million, a reduction of 4% compared with the year-earlier period and a 10% drop relative to Q2 2006.

Third-quarter research and developments costs amounted to DKK 420 million, which was an 8% reduction relative to the same period of last year and 14% lower than in Q2 2006.

Research and development costs accounted for 19% of revenue in Q3 compared to 20% in Q3 2005. As previously announced, Lundbeck expects that research and development costs will account for more than 20% of total consolidated revenue for 2006 because R&D costs are kept unchanged in spite of the extraordinary decline in income from Lexapro® sales in the USA in 2006.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 127 million in Q3 2006, down from DKK 131 million in the same period of last year.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Depreciation/amortisation per expense group	Q3 2006 DKKm	Q3 2005 DKKm	Growth in DKK	Q2 2006 DKKm
Cost of sales	55	40	37%	56
Distribution and administration	23	34	-33%	21
Research and development	49	57	-14%	47
Total depreciation/amortisation	127	131	-3%	124

Share buyback

In August 2005, Lundbeck launched a share buyback programme of DKK 6 billion, scheduled to be completed by the end of 2007. The Programme is being implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003 ("safe harbour"), which protects listed companies against violation of insider legislation in connection with share buybacks. At the Group's general meeting in 2007, the Supervisory Board intends to submit a proposal to reduce the share capital by a nominal amount that corresponds to the nominal value of the share capital bought back under the programme.

Once every seven trading days, Lundbeck will issue an announcement concerning transactions made under the share buyback programme. At 30 September 2006, a total of 16,821,203 shares had been bought back, corresponding to a transaction value of DKK 2,257,281,213 and an average purchase price of DKK 134.1910.

Lundbeck's development portfolio

In October, Lundbeck announced that the Group had initiated Phase I clinical trials with another development candidate from its own research. The pharmaceutical candidate Lu AA44608 is a selective NPY (Neuropeptide Y) receptor antagonist that interacts with one of the main systems in the brain mediating stress responses. Preclinical studies suggest that the compound's unique mechanism prevents and counteracts the vicious circle initiated by traumatic events and long-term stress often resulting in psychiatric disorders.

Lundbeck also announced that submission of a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) concerning

gaboxadol, which is a new pharmaceutical candidate in Phase III clinical development for the treatment of insomnia, is expected in mid-2007.

US-based Wyeth and Belgium-based Solvay, Lundbeck's business partners in the development of the pharmaceutical candidate bifeprunox, which is in Phase III clinical development for the treatment of schizophrenia, presented specific results from the Phase III studies in October at their annual meetings for the financial community. Solvay subsequently filed a registration application for bifeprunox with the FDA, and Phase III data is expected to be presented at the American College of Neuropsychopharmacology (ACNP) congress in December 2006.

Net financials

In Q3 2006, the Group's net financial income totalled DKK 20 million compared with a net income of DKK 21 million in the same period of last year.

	Q3 2006 DKKm	Q3 2005 DKKm	Q2 2006 DKKm
Net financials	20	21	-32
Net interest income/expenses	16	15	-17
Unrealised losses concerning other investments excl. exchange rate adjustments	-	-	-
Net currency income relating to financial items, specified as follows:	4	7	-15
Net income relating to trading	-5	-2	32
Accounting translation of currency items	9	9	-47

Net interest income, including realised and unrealised gains and losses on the bond portfolio, amounted to DKK 16 million in Q3 2006.

Third-quarter foreign currency translation amounted to an income of DKK 4 million.

Net income relating to trading derives from income and expenses from instruments that do not meet the criteria for hedging and is recognised directly under net financials at market value.

Tax

The income tax expense amounted to DKK 227 million in Q3 2006 against DKK 167 million in the year-earlier period. The effective tax rate was 36%

as compared with 30% in Q3 2005 and 37% in Q2 2006. The tax rate for Q3 2006 was due to losses on translation of foreign exchange items and losses in associates.

For the 2006 financial year including financial gain from IPO of LifeCycle Pharma, Lundbeck projects an effective tax rate of about 34% subject to unchanged exchange rates.

Net profit for the period
At DKK 630 million, profit from operations in Q3 2006 was 16% higher than in the year-earlier period.

At DKK 630 million, profit before tax rose by 13% relative to the year-earlier period, while the net profit for the period after tax was DKK 403 million, which was 3% higher than in Q3 2005.

Investments
Lundbeck's total net investments in Q3 2006 amounted to DKK 150 million, down from DKK 205 million in Q3 2005 and DKK 207 million in Q2 2006. In Q3 2006, the Group invested primarily in production and research activities. The roll-out of SAP for the European subsidiaries also affected Q3 investments.

Cash flows
Lundbeck's operating activities generated a cash inflow of DKK 555 million in Q3 2006, compared with an inflow of DKK 649 million in the year-earlier period and DKK 135 million in Q2 2006. The free cash flow amounted to DKK 405 million in Q3 2006 as compared with DKK 444 million in the same period of last year. Relative to Q3 2005, the free cash flow is positively influenced by a high operating profit, while the decline in prepayments from Forest had an adverse impact.

Financing activities generated a cash outflow of DKK 369 million, primarily as a result of the share buyback programme. Financing activities generated a cash outflow of DKK 14 million in the year-earlier period and an inflow of DKK 532 million in Q2 2006.

Lundbeck's interest-bearing net cash (the Group's holding of cash and cash equivalents less interest-bearing debt) was DKK 815 million at 30 September 2006 against DKK 2,929 million at 30 September 2005 and DKK 661 million at 30 June 2006. In addition to interest-bearing net cash, Lundbeck has unutilised credit facilities of DKK 2.1 billion.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Equity

Equity at 30 September 2006 amounted to DKK 6,475 million compared with DKK 7,894 million at 30 September 2005 and DKK 6,332 million at 30 June 2006. In Q3 2006, return on equity was 6.3% compared with 5.1% in the same period of last year and 2.1% in Q2 2006. The changes in equity are shown in appendix 4.

Incentive plans

Lundbeck has established incentive plans for senior employees and key employees, which are comprised by the provisions of IFRS 2 "Share-based payment".

Equity-settled schemes

In September 2005, Lundbeck granted warrants (equity-settled remuneration scheme), which are comprised by the provisions of IFRS 2, to members of H. Lundbeck A/S' Executive Management and Danish and foreign executives appointed by H. Lundbeck A/S' Executive Management who are employed by H. Lundbeck A/S or H. Lundbeck A/S' subsidiaries.

Under the provisions of IFRS 2, this scheme is comprised by the requirement on cost recognition at the date of grant. Accordingly, no regular value adjustments will be made, and the scheme will not affect the consolidated financial statements.

In January 2004, Lundbeck allocated warrants (equity-settled remuneration scheme) to the management and a number of key employees. These warrants are covered by the transitional provisions of IFRS 2, as this scheme was established after 7 November 2002 with a vesting date before 1 January 2005. Under the transitional provisions of IFRS 2, this scheme is not comprised by the requirement on cost recognition and will therefore not affect the consolidated financial statements.

The liability based on the Black Scholes formula was DKK 51 million at 30 September 2006.

Debt plans

In 2002, a share price based plan for employees of the foreign companies was set up, and in 2004 a new share price based plan for key employees of US companies was established.

The value adjustment at 30 September 2006 of the "debt plans", including exercised plans, is recognised as a marginal cost in the income statement in Q3 2006. The liability for the debt-based remuneration plans based on the Black & Scholes formula was DKK 8 million at 30 September 2006.

Financial forecasts for 2006 and financial target for 2007

In connection with the initial public offering of LifeCycle Pharma (LCP), in which Lundbeck currently holds 30.5% of the shares, Lundbeck's Q4 profit from operations will be impacted in the amount of DKK 141 million.

In the case that LCP exercises the option for the "Green Shoe" (an extra-ordinary share issue made after the initial public offering) Lundbeck's share of ownership in LCP will decline from 30.5% to below 30%. This will entail a publication by Lundbeck of the reduced ownership as well as an additional gain recognised in Lundbeck's P&L and balance sheet for 2006.

Lundbeck retains its expectations of a profit from operations of approximately DKK 1.6 billion in 2006 excluding the financial gain from the initial public offering of LCP and the financial target for 2007 of an EBIT margin of 25% as most recently announced at the presentation of the interim report for the second quarter of 2006 on 16 August 2006.

Financial forecast and targets

	2006 forecast	2007 Target
Profit from operations	Approx. DKK 1.6bn*	-
EBIT margin	-	25%**

* Excluding the financial gain in Q4 2006 from the initial public offering of LifeCycle Pharma in the amount of DKK 141 million.

** Excluding potential milestone payment of USD 75 million from Merck & Co., Inc.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Conference call

Today at 3.00 pm (CET), Lundbeck will be hosting a conference call for the financial community. You can listen to the conference on the Group's website www.lundbeck.com under the section "Investors – Presentations – Teleconference".

Forward-looking statements

This announcement contains forward-looking statements that provide current expectations or forecasts of events such as new product launches, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Lundbeck's products, introduction of competing products, Lundbeck's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof and unexpected growth in costs and expenses.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Management statement

The Supervisory Board and Executive Management have considered and adopted the interim report of H. Lundbeck A/S.

The interim report, which is unaudited, has been prepared in accordance with the guidelines issued by the Copenhagen Stock Exchange and, in respect of recognition and measurement, has been prepared in accordance with IFRS and related interpretations of International Accounting Standards Board (IASB), which are expected to apply for the presentation of financial statements for the full year 2006.

In our opinion, the interim report gives a true and fair view of the Group's financial position at 30 September 2006 and of the results of the Group's operations and cash flows for the period 1 July – 30 September 2006.

Valby, 15 November 2006

Supervisory Board

Flemming Lindeløv Chairman	Thorleif Krarup Deputy Chairman	Lars Bruhn
Kim Rosenville Christensen Elected by the employees	Peter Kürstein	Mats Pettersson
Birgit Bundgaard Rosenmeier Elected by the employees	William Watson Elected by the employees	Jes Østergaard

Executive Management

Claus Bræstrup President and CEO	Lars Bang Executive Vice President	Ole Chrintz Executive Vice President
Hans Henrik Munch-Jensen Executive Vice President, CFO	Stig Løkke Pedersen Executive Vice President	

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 243 – 15 November 2006

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 1 – key figures

Group

	2006 Q3 DKKm	2005 Q3 DKKm ****	2006 Q3 EURm *	2006 9M DKKm	2005 9M DKKm ****	2006 9M EURm *
FINANCIAL HIGHLIGHTS						
Revenue	2,247.5	2,265.3	301.3	6,678.2	6,768.5	895.2
Profit from operations	630.0	543.4	84.5	1,349.4	1,688.8	180.9
Net financials	20.0	21.3	2.7	(93.9)	175.4	(12.6)
Profit before tax	629.6	559.5	84.4	1,201.3	1,846.0	161.0
Tax	226.7	167.2	30.4	432.5	548.8	58.0
Profit for the period	402.9	392.3	54.0	768.8	1,297.2	103.1
Equity	6,474.7	7,894.1	868.2	6,474.7	7,894.1	868.2
Total assets	10,987.8	12,075.7	1,473.4	10,987.8	12,075.7	1,473.4
Cash flows from operating activities	554.6	649.1	74.3	982.7	1,756.9	131.7
Free cash flow	404.6	444.0	54.2	530.2	1,406.4	71.1
RATIOS **	%	%	%	%	%	%
EBIT margin	28.0	24.0	28.0	20.2	25.0	20.2
Return on assets	8.2	8.3	8.2	18.0	24.5	18.0
R&D costs as a percentage of revenue	18.7	20.2	18.7	20.4	18.4	20.4
Return on equity	6.3	5.1	6.3	11.0	16.6	11.0
Solvency ratio	58.9	65.4	58.9	58.9	65.4	58.9
SHARE DATA***	DKK	DKK	EURO	DKK	DKK	EURO
Earnings per share (EPS)	1.92	1.75	0.26	3.63	5.80	0.49
Diluted earnings per share (DEPS)	1.92	1.74	0.26	3.62	5.78	0.49
Cash flow per share	2.64	2.88	0.35	4.63	7.78	0.62
Net asset value per share	31.03	35.01	4.16	31.03	35.01	4.16
Market capitalisation (DKKm)	29,027	35,830	3,892	29,027	35,830	3,892
Market price, end of period	136.99	157.74	18.37	136.99	157.74	18.37
Price / Earnings	71.29	90.63	71.29	37.84	27.27	37.84
Price / Cash flow	51.80	54.78	51.80	29.61	20.28	29.61
Price / Net asset value	4.41	4.51	4.41	4.41	4.51	4.41

* Income statement items are translated into EUR at the average exchange rates during the period (1 January - 30 September 2006 rate 746.04 and 1 July - 30 September rate 745.96).
Balance sheet items are translated at the exchange rates at the balance sheet date (30 September 2006, rate 745.76).

** Financial ratios are calculated according to the Danish Society of Financial Analysts' "Recommendations & Ratios 2005"

*** Comparative figures involving number of shares have been restated using a factor of 0.9997 for the effect of employees' exercise of warrants.

**** The comparative figures for 2005 have been restated due to the implementation of a change to IAS 39 Financial instruments: Recognition and measurement.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 2 - profit & loss

DKKm	2006 Q3	2005 Q3	2006 9M	2005 9M	2005 Full year
Revenue	2,247.5	2,265.3	6,678.2	6,768.5	9,069.8
Cost of sales	371.6	384.1	1,228.8	1,194.7	1,487.6
Distribution costs	500.0	545.0	1,733.5	1,702.7	2,336.7
Administrative expenses	322.1	333.8	999.9	947.9	1,302.5
PROFIT BEFORE RESEARCH & DEVELOPMENT COSTS	**1,053.8**	**1,002.4**	**2,716.0**	**2,923.2**	**3,943.0**
Research and development costs	419.5	458.5	1,361.8	1,243.9	1,781.9
PROFIT BEFORE OTHER OPERATING ITEMS	**634.3**	**543.9**	**1,354.2**	**1,679.3**	**2,161.1**
Other operating income/(expenses)	(4.3)	(0.5)	(4.8)	9.5	8.4
PROFIT FROM OPERATIONS	**630.0**	**543.4**	**1,349.4**	**1,688.8**	**2,169.5**
Income from investments in associates	(20.4)	(5.2)	(54.2)	(18.2)	(35.4)
Net financials	20.0	21.3	(93.9)	175.4	129.5
PROFIT BEFORE TAX	**629.6**	**559.5**	**1,201.3**	**1,846.0**	**2,263.6**
Tax on profit for the period	226.7	167.2	432.5	548.8	667.4
PROFIT FOR THE PERIOD	**402.9**	**392.3**	**768.8**	**1,297.2**	**1,596.2**
Profit for the period allocated to:					
Shareholders in the parent company	402.9	392.3	768.8	1,306.3	1,605.3
Minority interests	0.0	0.0	0.0	(9.1)	(9.1)
NET PROFIT FOR THE PERIOD	**402.9**	**392.3**	**768.8**	**1,297.2**	**1,596.2**
Earnings per share (EPS) (DKK)	1.92	1.75	3.63	5.80	7.15
Diluted earnings per share (DEPS) (DKK)	1.92	1.74	3.62	5.78	7.13

Number of shares for calculating EPS and DEPS

EPS, Q3 2006	209,321,662
DEPS, Q3 2006	209,667,569
EPS, nine months 2006	212,041,560
DEPS, nine months 2006	212,381,098

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 3 – balance sheet

DKKm	30.09.2006	30.09.2005	31.12.2005
ASSETS			
Intangible assets	1,643.2	1,671.6	1,671.2
Property, plant and equipment	3,597.7	3,377.7	3,480.4
Financial assets	226.5	451.6	445.3
Non-current assets	**5,467.4**	**5,500.9**	**5,596.9**
Inventories	1,171.9	1,204.4	1,267.1
Receivables	1,880.3	1,856.4	1,938.3
Available-for-sale financial assets	137.9	142.4	157.1
Other securities	1,412.5	2,421.9	2,210.6
Cash	917.8	949.7	458.1
Current assets	**5,520.4**	**6,574.8**	**6,031.2**
Assets	**10,987.8**	**12,075.7**	**11,628.1**
EQUITY AND LIABILITIES			
Share capital	1,059.4	1,135.7	1,136.1
Share premium	94.2	61.9	69.5
Retained earnings	5,321.1	6,696.5	6,286.1
Equity, H. Lundbeck A/S' shareholders	**6,474.7**	**7,894.1**	**7,491.7**
Minority interests	0.0	0.0	0.0
Equity	**6,474.7**	**7,894.1**	**7,491.7**
Provisions	491.8	480.9	522.5
Debt	1,432.4	382.7	377.8
Non-current liabilities	**1,924.2**	**863.6**	**900.3**
Provisions	6.7	14.1	8.1
Bank and mortgage debt	82.6	60.3	50.9
Trade payables	488.0	519.8	740.2
Prepayments from Forest	969.2	1,330.6	1,393.1
Other payables	1,042.4	1,393.2	1,043.8
Current liabilities	**2,588.9**	**3,318.0**	**3,236.1**
Total liabilities	**4,513.1**	**4,181.6**	**4,136.4**
Total equity and liabilities	**10,987.8**	**12,075.7**	**11,628.1**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 4 – statement of change in equity

2006	Share capital DKKm	Share premium DKKm	Retained earnings DKKm	H. Lundbeck A/S' shareholders total DKKm	Minority interests DKKm	Equity Group DKKm
Equity at 1.1.2006	**1,136.1**	**69.5**	**6,286.1**	**7,491.7**	**-**	**7,491.7**
Adjustment, deferred gains/losses, hedging	-	-	123.8	123.8	-	123.8
Realised gains/losses, hedging	-	-	54.8	54.8	-	54.8
Realised gains/losses, trading (transferred from hedging)	-	-	33.2	33.2	-	33.2
Exchange adjustment, associates	-	-	(3.9)	(3.9)	-	(3.9)
Fair value adjustment of available-for-sale financial assets	-	-	14.5	14.5	-	14.5
Tax on equity entries	-	-	(59.3)	(59.3)	-	(59.3)
Recognised directly in equity	**-**	**-**	**163.1**	**163.1**	**-**	**163.1**
Retained earnings	-	-	768.8	768.8	-	768.8
Total net income	**-**	**-**	**931.9**	**931.9**	**-**	**931.9**
Distribution of dividend, 24.4.2006, gross	-	-	(477.2)	(477.2)	-	(477.2)
Distribution of dividend, 24.4.2006, treasury shares	-	-	32.7	32.7	-	32.7
Capital increase through exercise of warrants	1.2	24.7	-	25.9	-	25.9
Capital reduction	(77.9)	-	-	(77.9)	-	(77.9)
Nominal value of delisted shares	-	-	77.9	77.9	-	77.9
Buyback of treasury shares	-	-	(1,530.3)	(1,530.3)	-	(1,530.3)
Other transactions	**(76.7)**	**24.7**	**(1,896.9)**	**(1,948.9)**	**-**	**(1,948.9)**
Equity at 30.9.2006	**1,059.4**	**94.2**	**5,321.1**	**6,474.7**	**-**	**6,474.7**

2006	Share capital DKKm	Share premium DKKm	Retained earnings DKKm	H. Lundbeck A/S' shareholders total DKKm	Minority interests DKKm	Equity Group DKKm
Equity at 30.6.2006	**1,136.7**	**80.9**	**5,113.9**	**6,331.5**	**-**	**6,331.5**
Adjustment, deferred gains/losses, hedging	-	-	(10.0)	(10.0)	-	(10.0)
Realised gains/losses, hedging	-	-	(2.9)	(2.9)	-	(2.9)
Realised gains/losses, trading (transferred from hedging)	-	-	-	-	-	-
Exchange adjustment, associates	-	-	1.8	1.8	-	1.8
Fair value adjustment of available-for-sale financial assets	-	-	(4.5)	(4.5)	-	(4.5)
Tax on equity entries	-	-	3.6	3.6	-	3.6
Recognised directly in equity	**-**	**-**	**(12.0)**	**(12.0)**	**-**	**(12.0)**
Retained earnings	-	-	402.9	402.9	-	402.9
Total net income	**-**	**-**	**390.9**	**390.9**	**-**	**390.9**
Distribution of dividend, 24.4.2006, gross	-	-	-	-	-	-
Distribution of dividend, 24.4.2006, treasury shares	-	-	-	-	-	-
Capital increase through exercise of warrants	0.6	13.3	-	13.9	-	13.9
Capital reduction	(77.9)	-	-	(77.9)	-	(77.9)
Nominal value of delisted shares	-	-	77.9	77.9	-	77.9
Buyback of treasury shares	-	-	(261.6)	(261.6)	-	(261.6)
Other transactions	**(77.3)**	**13.3**	**(183.7)**	**(247.7)**	**-**	**(247.7)**
Equity at 30.9.2006	**1,059.4**	**94.2**	**5,321.1**	**6,474.7**	**-**	**6,474.7**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 5 – cash flow statement

DKKm	2006 Q3	2005 Q3	2006 9M	2005 9M	2005 Full year
Cash flows from operating activities	554.6	649.1	982.7	1,756.9	2,071.5
Cash flows from investing activities	(150.0)	(205.1)	(452.5)	(350.5)	(634.8)
Free cash flow	**404.6**	**444.0**	**530.2**	**1,406.4**	**1,436.7**
Cash flows from financing activities	(369.5)	(13.5)	(855.0)	(949.3)	(1,681.9)
Increase/(decrease) in cash and cash equivalents	**35.1**	**430.5**	**(324.8)**	**457.1**	**(245.2)**
Cash and cash equivalents at beginning of period	2,295.8	2,938.8	2,668.7	2,902.3	2,902.3
Unrealised exchange differences for the period	(0.6)	2.3	(13.6)	12.2	11.6
Increase/(decrease) for the period	35.1	430.5	(324.8)	457.1	(245.2)
Cash and cash equivalents at 30.9	**2,330.3**	**3,371.6**	**2,330.3**	**3,371.6**	**2,668.7**

Interest-bearing net cash is composed as follows:

Cash and securities exclusive of treasury shares	2,330.3	3,371.6	2,330.3	3,371.6	2,668.7
Interest-bearing debt	(1,515.0)	(443.0)	(1,515.0)	(443.0)	(428.7)
Interest-bearing net cash at 30.9	**815.3**	**2,928.6**	**815.3**	**2,928.6**	**2,240.0**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 243

15. november 2006

Delrapport for 3. kvartal 2006

Bestyrelsen for H. Lundbeck A/S har i dag godkendt koncernens delrapport for 3. kvartal 2006. Den underliggende vækst i Lundbecks forretning udenfor USA er tilfredsstillende, men koncernens resultat er ligesom de to foregående kvartaler negativt påvirket af, at Forest Laboratories, Inc. i 2006 nedbringer deres interne lager af escitalopram.

- Koncernens omsætning udgjorde i 3. kvartal 2006 DKK 2.248 mio., svarende til et fald på 1% i forhold til samme kvartal sidste år (1% vækst målt i lokalvaluta).
- Omsætningen fra **Europa** udgjorde DKK 1.362 mio., svarende til en vækst på 6% i forhold til samme periode sidste år (7% vækst målt i lokalvaluta). Omsætningen fra **Internationale Markeder** udgjorde DKK 350 mio., svarende til en vækst på 12% (13% vækst målt i lokalvaluta).
- Omsætningen fra **USA** udgjorde DKK 482 mio. svarende til et fald på 21% (18% fald målt i lokalvaluta), hvilket skyldes en lavere leverance af bulk escitalopram til Forest som led i nedbringelsen af det interne lager af escitalopram hos Forest. Det reelle salg af Lexapro® på det amerikanske marked steg dog med 12% i 3. kvartal 2006 i forhold til samme periode sidste år. Ved udgangen af 3. kvartal 2006 var lageret nedbragt til et niveau svarende til cirka 11 måneders forventet forbrug.
- Resultat af primær drift udgjorde DKK 630 mio. svarende til en stigning på 16% i forhold til samme kvartal sidste år og mere end en fordobling i forhold til 2. kvartal 2006. Resultatet af primær drift for 3. kvartal 2006 er udover den ekstraordinære nedgang i indtægterne fra Lexapro® i 2006 præget af lave omkostninger i sommermånederne.
- Frit cash flow i 3. kvartal 2006 udgjorde DKK 405 mio.
- I forbindelse med børsnoteringen af LifeCycle Pharma, hvori Lundbeck pr. dags dato ejer 30,5% af aktierne, påvirkes resultat af primær drift i 4. kvartal 2006 med DKK 141 mio.
- Lundbeck fastholder forventning til årets resultat af primær drift på cirka DKK 1,6 mia. eksklusive resultatpåvirkning fra LifeCycle Pharma.

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby, København
Tlf +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Hovedtal for perioden

Delrapporten er, for så vidt angår indregning og måling, udarbejdet i overensstemmelse med IFRS og hertil relaterede fortolkninger af International Accounting Standards Board (IASB), som forventes at være gældende for aflæggelsen af regnskabet for helåret 2006. Sammenligningstal er korrigeret som følge af implementeringen af IAS 39 'Finansielle instrumenter: Indregning og måling' pr. 1. januar 2005. Delrapporten er ikke revideret.

	3. kvt. 2006 DKK mio.	3. kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	2. kvt. 2006 DKK mio.
Omsætning	2.248	2.265	-1%	1%	2.198
- Cipralex®	878	693	27%	28%	856
- Lexapro®	479	610	-21%	-18%	435
- Ebixa®	339	292	16%	17%	337
- Azilect®	19	2	954%	955%	17
- Serdolect®	3	-	nm.	nm.	2
- Andre lægemidler	475	613	-22%	-22%	495
- Anden omsætning	54	56	-4%	-4%	58
Omkostninger	1.618	1.722	-6%	-	1.930
- Produktion	372	384	-3%	-	437
- Distribution og administration	822	879	-6%	-	1.004
- Forskning og udvikling	420	459	-8%	-	488
- Andre driftsudgifter, netto	4	1	760%	-	1
Resultat af primær drift	630	543	16%	-	269
Finansielle poster, netto	20	21	-6%	-	-32
Periodens resultat	403	392	3%	-	141
Resultat pr. aktie, EPS (DKK)	1,92	1,75	10%	-	0,67
Frit cash flow	405	444	-9%	-	-72
Antal medarbejdere (ultimo)	5.110	5.047	1%	-	5.090

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Omsætning i 3. kvartal 2006

Koncernens omsætning udgjorde DKK 2.248 mio. svarende til et fald på 1% i forhold til samme kvartal sidste år, men en stigning på 2% i forhold til 2. kvartal 2006. Reguleret for valutakursudsving steg koncernens omsætning med 1% i forhold til samme kvartal sidste år.

Lundbeck koncern omsætning

	3. kvt. 2006 DKK mio.	3. kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	2. kvt. 2006 DKK mio.
Cipralex®	878	693	27%	28%	856
Lexapro®	479	610	-21%	-18%	435
Ebixa®	339	292	16%	17%	337
Azilect®	19	2	954%	955%	17
Serdolect®	3	-	nm.	nm.	2
Andre lægemidler	475	613	-22%	-22%	495
Anden omsætning	54	56	-4%	-4%	58
Samlet omsætning, koncern	2.248	2.265	-1%	1%	2.198

Koncernens lægemidler Cipralex® og Ebixa® (til behandling af henholdsvis depression og Alzheimers sygdom) fortsætter fremgangen sammen med de nyligt introducerede lægemidler Azilect® og Serdolect® (til behandling af henholdsvis Parkinsons sygdom og skizofreni). Omsætningen i denne gruppe af lægemidler er vokset i forhold til 3. kvartal 2005 med DKK 253 mio., hvilket mere end kompenserer for nedgangen i koncernens andre lægemidler, der inkluderer citalopram samt flere ældre antidepressiva og antipsykotika.

Omsætningen af andre lægemidler, hvoraf cirka 60% i 3. kvartal 2006 stammer fra citalopram, er siden 2005 faldet med cirka DKK 30 mio. pr. kvartal.

På grund af nedbringelsen af internt lager af escitalopram hos Forest er koncernens indtægter vedrørende Lexapro® i USA som forventet lavere i forhold til samme periode sidste år svarende til et fald på 21%.

I 3. kvartal 2006 udgjorde omsætningen af nyere lægemidler (Cipralex®/Lexapro®, Ebixa®, Azilect® og Serdolect®) 76% af koncernens omsætning i forhold til 71% i samme kvartal sidste år.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Europa

	3. kvt. 2006 DKK mio.	3. kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	2. kvt. 2006 DKK mio.
Cipralex®	686	557	23%	24%	697
Ebixa®	301	262	15%	16%	303
Azilect®	19	2	954%	955%	17
Serdolect®	3	-	nm.	nm.	2
Andre lægemidler	353	463	-24%	-23%	381
Samlet omsætning, Europa	1.362	1.284	6%	7%	1.400

Cipralex® og Ebixa® fortsætter med at bidrage positivt til væksten i Europa med henholdsvis 23% og 15% i forhold til 3. kvartal 2005. Omsætningen for de to lægemidler er på samme niveau som 2. kvartal 2006, hvilket skyldes kvartalsmæssige variationer i receptudskrivningen og i grossisters indkøbsmønstre, samt prisreduktioner på enkelte markeder.

Cipralex® havde ved udgangen af 3. kvartal 2006 en andel på 12,2% af det samlede salg af antidepressiva i Europa, hvilket er en stigning på 32% i forhold til samme tidspunkt i 2005. Målt i volumen var Cipralex® ved udgangen af 3. kvartal 2006 det mest anvendte originale antidepressivum i Europa.

Ebixa® havde en markedsandel på det europæiske marked for lægemidler til behandling af Alzheimers sygdom på 14,9%, hvilket skal ses i forhold til en andel på 13,5% på samme tidspunkt i 2005. Stigningen skyldes primært en øget omsætning fra de sydeuropæiske markeder. Den aktive substans i Ebixa®, memantine, er i dag det andet mest udskrevne lægemiddel i Europa til behandling af Alzheimers sygdom.

Azilect® er nu lanceret i 15 lande i Europa og havde ved udgangen af 3. kvartal 2006 en andel på 2,3% af det samlede salg af lægemidler til behandling af Parkinsons sygdom i Europa.

Serdolect® er lanceret i 13 lande i Europa heriblandt Spanien og Tyskland. Det er koncernens forventning, at Serdolect® i løbet af 2007 vil være lanceret på de fleste markeder i Europa.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

USA

	3. kvt. 2006 DKK mio.	3. kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	2. kvt. 2006 DKK mio.
Lexapro®	479	610	-21%	-18%	435
Andre lægemidler	3	4	-21%	40%	-5
Samlet omsætning, USA	482	614	-21%	-18%	430

Lundbecks indtægter fra salg af Lexapro® i USA udgjorde DKK 479 mio. i 3. kvartal 2006 i forhold til DKK 610 mio. i samme periode sidste år, svarende til et fald på 21%. Nedgangen i indtægterne fra Lexapro® er forventet og skyldes nedbringelse af det interne lager af escitalopram hos Forest. Ved udgangen af 3. kvartal 2006 var lageret nedbragt til et niveau svarende til omkring 11 måneders forventet forbrug. Som konsekvens af en mere positiv end forventet udvikling på det amerikanske marked er det forventningen, at lagerniveauet ved udgangen af 2006 vil være bragt ned til under 10 måneders forventet forbrug i 2007.

Forest opnåede et salg af Lexapro® på USD 523 mio. i 3. kvartal 2006 hvilket er en stigning på 12% i forhold til samme periode sidste år.

Lexapro® er i dag det mest anvendte originale antidepressivum i USA. I løbet af 3. kvartal 2006 blev generiske kopier af det tidligere markedsledende antidepressivum Zoloft® (sertralin) introduceret på det amerikanske marked. Målt på det samlede antal udskrevne recepter (TRx) har Lexapro® som forventet opretholdt sin markedsandel på omkring 19% af udskrevne recepter (TRx) for gruppen af nyere antidepressiva.

Antallet af recepter (TRx) for Lexapro®, som er udskrevet i årets første ni måneder, er steget med cirka 7% i forhold til samme periode sidste år. Tilsvarende er markedet opgjort i antal recepter (TRx) for nyere antidepressiva i USA steget med 6% i samme periode. Det er forventningen, at det amerikanske marked for antidepressiva i 2006 vil udvikle sig positivt i forhold til 2005.

Forudbetalingen fra Forest som opført i Lundbecks balance - forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger - udgjorde ved udgangen af september 2006 DKK 969 mio. mod DKK 1.331 mio. ved udgangen af september 2005 og DKK 1.393 mio. ved udgangen af december 2005.

Lundbeck sikrer indtægter fra blandt andet Lexapro® ved hjælp af valutahedging. Lundbecks politik vedrørende valutahedging betyder, at

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

valutakurstab og -gevinster på sikringstransaktioner henføres direkte til den transaktion, der er sikret. Sikring af selskabets valutaindtægter medfører, at disse reelt indregnes i regnskabet til terminskurserne, hvilket i 3. kvartal 2006 havde en resultateffekt på DKK 4 mio. mod DKK -2 mio. i samme periode sidste år, i forhold til hvis indtægterne var indregnet til periodens aktuelle kurser. Af den totale påvirkning hidrører DKK 3 mio. fra sikring af USD mod DKK 3 mio. i 3. kvartal 2005. Hedginggevinsten fra sikring af USD er primært henført til indtægterne fra salget af Lexapro®.

Pr. 30. september 2006 er der indgået valutatermins- og optionskontrakter til dækning af valutapengestrømme, primært i EUR og USD, der modsvarer en værdi af ca. DKK 2,6 mia., hvoraf DKK 2,2 mia. behandles som hedgingkontrakter. De gennemsnitlige hedgingkurser pr. 30. september 2006 udgjorde for amerikanske dollars 591,21 USD/DKK. Udskudt resultatføring af valutatab og gevinster, netto, udgjorde DKK 21 mio. pr. 30. september 2006 mod DKK -180 mio. pr. 30. september 2005 og DKK 34 mio. pr. 30. juni 2006.

Den gennemsnitlige sikringskurs for de første ni måneder af 2007 vil for amerikanske dollars udgøre cirka 586 USD/DKK med de eksisterende hedgingkontrakter. Den tilsvarende kurs for de første ni måneder af 2006 udgjorde cirka 584 USD/DKK. For regnskabsåret 2006 er den gennemsnitlige sikringskurs for amerikanske dollars cirka 583 USD/DKK.

Internationale Markeder

	3. kvt. 2006 DKK mio.	3. kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	2. kvt. 2006 DKK mio.
Cipralex®/Lexapro®	192	136	41%	41%	159
Ebixa®	38	29	31%	27%	34
Andre lægemidler	120	146	-18%	-16%	119
Samlet omsætning, Internationale Markeder	350	312	12%	13%	311

Omsætningen uden for Europa og USA steg med 12% i forhold til samme periode sidste år. Stigningen er primært drevet af øget salg af Cipralex® på flere større markeder.

Retssager vedrørende escitalopram

I juli 2006 fik Lundbeck og partneren Forest Laboratories, Inc. en positiv afgørelse på retssagen mod Ivax/Teva og Cipla om krænkelse af U.S. Patent No. Re 34,712 ('712 patentet), der dækker escitalopram.

I november udsendte District Court of Delaware en dom, som Ivax/Teva og Cipla umiddelbart efter appellerede.

Lundbeck har yderligere verserende patentsager i USA, England, Australien og Tyskland.

Det er Lundbecks klare opfattelse, at koncernens immaterielle rettigheder vedrørende escitalopram er valide og retskraftige, og det er fortsat Lundbecks politik energisk at forsvare sine immaterielle rettigheder.

Omkostninger

Lundbecks samlede omkostninger eksklusive finansielle poster og skat udgjorde i 3. kvartal 2006 DKK 1.618 mio. svarende til et fald på 6% i forhold til samme periode sidste år og et fald på 16% i forhold til 2. kvartal 2006.

Produktionsomkostningerne i 3. kvartal udgjorde DKK 372 mio. svarende til cirka 17% af den samlede omsætning og et fald på 3% i forhold til samme kvartal sidste år og 15% i forhold til 2. kvartal 2006. Produktionsomkostningerne i 3. kvartal er lave, da de i modsætning til årets foregående kvartaler har været positivt påvirket af variation i indirekte produktionsomkostninger allokeret til varelager.

Distributionsomkostningerne udgjorde DKK 500 mio. svarende til et fald på 8% i forhold til samme periode året før og et fald på 23% i forhold til 2. kvartal 2006. Distributionsomkostningerne er ligesom 3. kvartal 2005 præget af, at større salgsfremmende initiativer i flere tilfælde vælges afholdt i efterårsmånederne.

Administrationsomkostningerne udgjorde DKK 322 mio. svarende til et fald på 4% i forhold til samme periode sidste år og 10% i forhold til 2. kvartal 2006.

Forsknings- og udviklingsomkostningerne udgjorde i 3. kvartal 2006 DKK 420 mio., svarende til et fald på 8% i forhold til samme periode sidste år og et fald på 14% i forhold til 2. kvartal 2006.

Forsknings- og udviklingsomkostningerne udgjorde 19% af omsætningen i 3. kvartal 2006 mod 20% i 3. kvartal 2005. Som tidligere udmeldt forventer Lundbeck, at forsknings- og udviklingsomkostningerne vil udgøre mere end 20% af den samlede koncernomsætning for 2006, som følge af at omkostningerne til forskning og udvikling fastholdes trods den ekstraordinære nedgang i indtægter fra salg af Lexapro® i USA i 2006.

Afskrivninger, der er inkluderet i de enkelte omkostningsgrupper, udgjorde i 3. kvartal 2006 DKK 127 mio. mod DKK 131 mio. i samme periode sidste år.

Afskrivninger pr. omkostningsgruppe	3. kvt. 2006 DKK mio.	3. kvt. 2005 DKK mio.	Vækst i DKK	2. kvt. 2006 DKK mio.
Produktion	55	40	37%	56
Distribution og administration	23	34	-33%	21
Forskning og udvikling	49	57	-14%	47
Samlet afskrivning	127	131	-3%	124

Aktietilbagekøb
Lundbeck igangsatte i august 2005 et aktietilbagekøbsprogram på DKK 6 mia., der forventes afsluttet ved udgangen af 2007. Programmet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003 ('safe harbour'), som beskytter børsnoterede virksomheder mod overtrædelse af insiderlovgivning i forbindelse med aktietilbagekøb. Bestyrelsen har til hensigt på koncernens generalforsamling i 2007 at fremsætte forslag om, at aktiekapitalen nedbringes med et nominelt beløb, der svarer til den nominelle værdi af den aktiekapital, der tilbagekøbes i henhold til programmet.

På hver syvende handelsdag udsender Lundbeck en meddelelse vedrørende transaktioner foretaget under aktietilbagekøbsprogrammet. Pr. 30. september 2006 er der tilbagekøbt 16.821.203 stk. aktier svarende til en transaktionsværdi på DKK 2.257.281.213 og en gennemsnitlig købskurs på DKK 134,1910.

Lundbecks udviklingsportefølje
I oktober kunne Lundbeck meddele, at koncernen har indledt kliniske fase I undersøgelser med endnu en udviklingskandidat fra egen forskning. Lægemiddelkandidaten Lu AA44608 er en selektiv NPY (Neuropeptide Y) receptorantagonist, som påvirker et af de primære systemer i hjernen, der håndterer stressrespons. Prækliniske forsøg indikerer, at stoffets unikke mekanisme forhindrer og modvirker den onde cirkel, som indledes af større traumatiske begivenheder og langvarig stress og som ofte fører til psykisk sygdom.

Ligeledes kunne Lundbeck meddele, at indleveringen af en registreringsansøgning til de amerikanske sundhedsmyndigheder (FDA)

vedrørende stoffet gaboxadol, som er en ny lægemiddelkandidat i klinisk fase III-udvikling til behandling af søvnløshed, forventes i midten af 2007.

Amerikanske Wyeth og belgiske Solvay, Lundbecks partnere i udvikling af lægemiddelkandidaten bifeprunox, der er i klinisk fase III-udvikling til behandling af skizofreni, præsenterede i oktober enkelte resultater fra fase III-undersøgelserne på deres respektive årsmøder for kapitalmarkedets interessenter. Solvay kunne efterfølgende indsende registreringsansøgning på bifeprunox til FDA, og det er forventningen at fase III data vil blive præsenteret på konferencen American College of Neuropsychopharmacology (ACNP) i december 2006.

Finansielle poster
Samlet havde koncernen i 3. kvartal 2006 en finansiel netto-indtægt på DKK 20 mio. i forhold til en netto-indtægt på DKK 21 mio. i samme periode sidste år.

	3. kvt. 2006 DKK mio.	3. kvt. 2005 DKK mio.	2. kvt. 2006 DKK mio.
Finansiel netto-indtægt	20	21	-32
Netto renteindtægter	16	15	-17
Urealiserede kurstab vedr. andre kapitalandele ekskl. Valutakursreguleringer	-	-	-
Nettovalutaindtægter vedr. finansielle poster, fordelt på:	4	7	-15
Nettoindtægter vedr. trading	-5	-2	32
Regnskabsmæssig omregning af valutaposter	9	9	-47

Netto renteindtægter inklusive realiserede og urealiserede kursgevinster og kurstab på obligationsbeholdningen udgjorde i 3. kvartal 2006 DKK 16 mio.

Regnskabsmæssige omregninger af valutaposter udgjorde i 3. kvartal en indtægt på DKK 4 mio.

Nettoindtægter vedrørende trading hidrører fra indtægter og udgifter fra instrumenter, der ikke opfylder betingelserne for hedging og indregnes direkte under finansielle poster til markedsværdi.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Skat
Skatteudgiften i 3. kvartal 2006 udgjorde DKK 227 mio. mod DKK 167 mio. i samme periode sidste år. Den effektive skatteprocent udgjorde 36% mod 30% i 3. kvartal 2005 og 37% i 2. kvartal 2006. Skattesatsen for 3. kvartal 2006 skyldes tab på regnskabsmæssige omregninger og underskud i associerede selskaber.

For regnskabsåret 2006 forventer Lundbeck, inklusive resultatpåvirkning fra børsnoteringen af LifeCycle Pharma, en effektiv skattesats på cirka 34% under forudsætning af uændrede valutakurser.

Periodens resultat
Resultat af primær drift udgjorde i 3. kvartal 2006 DKK 630 mio., svarende til en stigning på 16% i forhold til samme periode sidste år.

Resultat før skat steg med 13% til DKK 630 mio. i forhold til samme periode sidste år, mens periodens resultat efter skat udgjorde DKK 403 mio., svarende til en stigning på 3% i forhold til 3. kvartal 2005.

Investeringer
Lundbecks samlede nettoinvesteringer i 3. kvartal 2006 udgjorde DKK 150 mio. mod DKK 205 mio. i 3. kvartal 2005 og DKK 207 mio. i 2. kvartal 2006. I 3. kvartal 2006 har koncernen primært foretaget investeringer indenfor produktions- og forskningsområdet. Den påbegyndte udrulning af SAP til de europæiske datterselskaber har ligeledes belastet investeringerne i 3. kvartal.

Pengestrømme
Lundbecks pengestrømme fra driftsaktiviteter udgjorde i 3. kvartal 2006 DKK 555 mio. mod DKK 649 mio. i samme periode sidste år og DKK 135 mio. i 2. kvartal 2006. Det frie cashflow udgjorde DKK 405 mio. i 3. kvartal 2006 mod DKK 444 mio. i samme periode sidste år. I forhold til 3. kvartal 2005 er det frie cash flow påvirket positivt af et højt driftsresultat, mens faldet i forudbetaling fra Forest har haft negativ påvirkning.

Pengestrømme fra finansieringsaktiviteter udgjorde DKK -369 mio., hvilket primært skyldes aktietilbagekøbsprogrammet. I samme periode sidste år udgjorde pengestrømme fra finansieringsaktiviteter DKK -14 mio. og i 2. kvartal 2006 udgjorde de DKK 532 mio.

Lundbecks rentebærende nettolikviditet (koncernens beholdning af likvider og værdipapirer med fradrag af rentebærende gæld) udgjorde ved udgangen af 3. kvartal 2006 DKK 815 mio. mod DKK 2.929 mio. ved udgangen af 3. kvartal 2005 og DKK 661 mio. ved udgangen af 2. kvartal

2006. Foruden den rentebærende nettolikviditet har Lundbeck uudnyttede kreditfaciliteter på DKK 2,1 mia.

Uudnyttede kreditfaciliteter består af trækningsrettigheder på koncernens pengeinstitutter (kassekreditter) samt garanterede lånetilsagn.

Egenkapital
Egenkapitalen udgjorde pr. 30. september 2006 DKK 6.475 mio. mod DKK 7.894 mio. pr. 30. september 2005 og DKK 6.332 mio. pr. 30. juni 2006. Egenkapitalforrentningen udgjorde i 3. kvartal 2006 6,3% mod 5,1% i samme periode sidste år og 2,1% i 2. kvartal 2006. Detaljeret udvikling i egenkapitalen er vist i bilag 4.

Incitamentsordninger
Lundbeck har etableret incitamentsprogrammer for ledende medarbejdere og nøglemedarbejdere, som er omfattet af bestemmelserne i IFRS 2 'Aktiebaseret vederlæggelse'.

Egenkapitalafregnede ordninger
Lundbeck har i september 2005 tildelt medlemmerne af H. Lundbeck A/S's direktion samt danske og udenlandske direktører, der er udpeget af H. Lundbeck A/S's direktion, og som er ansat i H. Lundbeck A/S eller H. Lundbeck A/S's datterselskaber tegningsoptioner (egenkapitalafregnet aflønningsordning), som er omfattet af bestemmelserne i IFRS 2.

I henhold til bestemmelserne i IFRS 2 er denne ordning omfattet af kravet om omkostningsførelse på tildelingstidspunktet, og der vil således ikke ske løbende værdiregulering og ordningen vil derfor ikke påvirke koncernregnskabet.

Lundbeck har i januar 2004 tildelt ledelsen og en række nøglemedarbejdere tegningsoptioner (egenkapitalafregnet aflønningsordning), som er omfattet af overgangsbestemmelserne i IFRS 2, idet denne ordning er etableret efter 7. november 2002 med retserhvervelsestidspunkt inden 1. januar 2005. I henhold til overgangsbestemmelserne i IFRS 2 er denne ordning ikke omfattet af kravet om omkostningsførelse og vil således ikke påvirke koncernregnskabet.

Forpligtelsen baseret på Black Scholes formlen var pr. 30. september 2006 DKK 51 mio.

Gældsordninger

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

I 2002 blev der etableret en aktiekursbaseret ordning for medarbejdere i de udenlandske selskaber samt i 2004 en ny aktiekursbaseret ordning for nøglemedarbejdere i koncernens amerikanske selskaber.

Værdireguleringen pr. 30. september 2006 af 'gældsordninger', herunder udnyttede ordninger, er indgået i resultatopgørelsen med en marginal omkostning i 3. kvartal 2006. Forpligtelsen for de gældsbaserede aflønningsordninger baseret på Black Scholes formlen var pr. 30. september 2006 DKK 8 mio.

Finansiel forventning til 2006 og finansielt mål for 2007
I forbindelse med børsnoteringen af LifeCycle Pharma (LCP), hvori Lundbeck pr. dags dato ejer 30,5% af aktierne, påvirkes resultat af primær drift i 4. kvartal 2006 med DKK 141 mio.

I tilfælde af at LCP udnytter muligheden for den såkaldte "green shoe" - en ekstraordinær aktieudstedelse foretaget efter første børsføringsdag - vil Lundbecks ejerandel af LCP reduceres fra 30,5% til under 30%. Dette vil dels medføre, at Lundbeck vil annoncere nedbringelsen af sin ejerandel, og dels medføre en ekstra indtægt opført i Lundbecks resultatopgørelse og balance for 2006.

Lundbeck fastholder forventning til et resultat af primær drift på cirka DKK 1,6 mia. i 2006 eksklusive resultatpåvirkning fra børsnoteringen af LCP samt det finansielle mål for 2007 om en overskudsgrad på 25%, som senest udmeldt i forbindelse med aflæggelse af 2. kvartalsrapport for 2006 den 16. august 2006.

Finansiel forventning og mål

	2006 forventning	2007 mål
Resultat af primær drift	Cirka DKK 1,6 mia.*	-
Overskudsgrad	-	25%**

* Eksklusive resultatpåvirkning i 4. kvartal 2006 fra børsnotering af LifeCycle Pharma på DKK 141 mio.

** Eksklusive potentiel milepælsbetaling på USD 75 mio. fra Merck & Co., Inc.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Telefonkonference
Lundbeck afholder i dag kl. 15:00 en telefonkonference for kapitalmarkedets interessenter, som kan følges på koncernens hjemmeside www.lundbeck.com under sektionen 'Investors' - 'Presentations' – 'Teleconference'.

Fremadrettede udsagn
Denne meddelelse indeholder udsagn om fremtiden ('forward-looking statements'), som omfatter bl.a. forventninger eller prognoser vedrørende begivenheder såsom introduktion af nye produkter, produktgodkendelser og økonomiske resultater.

Udsagn om fremtiden er i sagens natur forbundet med risici, usikkerhedsfaktorer og unøjagtige antagelser. Dette kan medføre, at de faktiske resultater afviger væsentligt fra de anførte forventninger. Faktorer, der kan påvirke fremtidige resultater, er blandt andet rente- og valutasvingninger, forsinkelser i eller fejlslagne udviklingsprojekter, produktionsproblemer, misligholdelse eller uventet opsigelse af kontrakter, prisreduktioner dikteret af nationale myndigheder eller som følge af markedsdrevne prisnedsættelser på Lundbecks produkter, lancering af konkurrerende produkter, Lundbecks evne til at markedsføre såvel nye som eksisterende produkter, produktansvarssager og andre retssager, ændring af tilskudsregler og statslige love og dertil knyttede fortolkninger heraf samt uventede omkostnings- og udgiftsstigninger.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Ledelsespåtegning

Bestyrelse og direktion har behandlet og vedtaget delårsrapport for H. Lundbeck A/S.

Delårsrapporten, som er urevideret, er udarbejdet i overensstemmelse med de af Københavns Fondsbørs fastlagte retningslinjer og, for så vidt angår indregning og måling, udarbejdet i overensstemmelse med IFRS og hertil relaterede fortolkninger af International Accounting Standards Board (IASB), som forventes at være gældende for aflæggelsen af regnskabet for helåret 2006.

Det er vor opfattelse, at delårsrapporten giver et retvisende billede af koncernens finansielle stilling pr. 30. september 2006 samt af resultatet af koncernens aktiviteter og pengestrømme for perioden 1. juli - 30. september 2006.

Valby, den 15. november 2006

Bestyrelse

Flemming Lindeløv Formand	Thorleif Krarup Næstformand	Lars Bruhn
Kim Rosenville Christensen Medarbejdervalgt	Peter Kürstein	Mats Pettersson
Birgit Bundgaard Rosenmeier Medarbejdervalgt	William Watson Medarbejdervalgt	Jes Østergaard

Direktion

Claus Bræstrup Koncernchef, adm. direktør	Lars Bang Koncerndirektør	Ole Chrintz Koncerndirektør
Hans Henrik Munch-Jensen Koncerndirektør, økonomidirektør	Stig Løkke Pedersen Koncerndirektør	

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:
Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:
Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 243 – 15. november 2006

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Koncernen havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 1 – nøgletal

	2006 3. kvartal DKK mio.	2005 3. kvartal DKK mio. ****	2006 3. kvartal EUR mio. *	2006 9 mdr. DKK mio.	2005 9 mdr. DKK mio. ****	2006 9 mdr. EUR mio. *
HOVEDTAL						
Nettoomsætning	2.247,5	2.265,3	301,3	6.678,2	6.768,5	895,2
Resultat af primær drift	630,0	543,4	84,5	1.349,4	1.688,8	180,9
Finansielle poster, netto	20,0	21,3	2,7	(93,9)	175,4	(12,6)
Resultat før skat	629,6	559,5	84,4	1.201,3	1.846,0	161,0
Skat	226,7	167,2	30,4	432,5	548,8	58,0
Periodens resultat	402,9	392,3	54,0	768,8	1.297,2	103,1
Egenkapital	6.474,7	7.894,1	868,2	6.474,7	7.894,1	868,2
Aktiver	10.987,8	12.075,7	1.473,4	10.987,8	12.075,7	1.473,4
Pengestrømme fra driftsaktivitet	554,6	649,1	74,3	982,7	1.756,9	131,7
Frit cash flow	404,6	444,0	54,2	530,2	1.406,4	71,1
**NØGLETAL ** **	%	%	%	%	%	%
Overskudsgrad	28,0	24,0	28,0	20,2	25,0	20,2
Afkastningsgrad	8,2	8,3	8,2	18,0	24,5	18,0
Forsknings- og udviklingsomkostninger i % af omsætningen	18,7	20,2	18,7	20,4	18,4	20,4
Egenkapitalforrentning	6,3	5,1	6,3	11,0	16,6	11,0
Egenkapitalandel	58,9	65,4	58,9	58,9	65,4	58,9
AKTIEDATA* **	DKK	DKK	EURO	DKK	DKK	EURO
Resultat pr. aktie (EPS)	1,92	1,75	0,26	3,63	5,80	0,49
Resultat pr. aktie, udvandet (DEPS)	1,92	1,74	0,26	3,62	5,78	0,49
Cashflow pr. aktie	2,64	2,88	0,35	4,63	7,78	0,62
Indre værdi pr. aktie	31,03	35,01	4,16	31,03	35,01	4,16
Markedsværdi (mio.)	29.027	35.830	3.892	29.027	35.830	3.892
Børskurs, ultimo perioden	136,99	157,74	18,37	136,99	157,74	18,37
Price/Earnings	71,29	90,63	71,29	37,84	27,27	37,84
Price/Cashflow	51,80	54,78	51,80	29,61	20,28	29,61
Kurs/Indre værdi	4,41	4,51	4,41	4,41	4,51	4,41

* Resultatopgørelsens poster omregnes til EUR til periodens gennemsnitlige valutakurs (1. januar - 30. September 2006, kurs 746,04 og 1. juli - 30. september 745,96). Balancen er omregnet til statusdagens kurs (30. September 2006, kurs 745,76).

** Beregningen af nøgletal følger Den Danske Finansanalytikerforenings "Anbefalinger og nøgletal 2005".

*** Sammenligningstal, hvori antal aktier indgår, er korrigeret med en justeringsfaktor på 0,9997 for effekten af medarbejderes udnyttelse af tegningsoptioner.

**** Sammenligningstal for 2005 er korrigeret som følge af implementeringen af en ændring i IAS 39 "Finansielle instrumenter: Indregning og måling"

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Bilag 2 – resultatopgørelse

DKK mio.	2006 3. kvt.	2005 3. kvt.	2006 9 mdr.	2005 9 mdr.	2005 Hele året
Nettoomsætning	2.247,5	2.265,3	6.678,2	6.768,5	9.069,8
Produktionsomkostninger	371,6	384,1	1.228,8	1.194,7	1.487,6
Distributionsomkostninger	500,0	545,0	1.733,5	1.702,7	2.336,7
Administrationsomkostninger	322,1	333,8	999,9	947,9	1.302,5
RESULTAT FØR FORSKNINGS- & UDVIKLINGSSOMKOSTNINGER	**1.053,8**	**1.002,4**	**2.716,0**	**2.923,2**	**3.943,0**
Forsknings- og udviklingsomkostninger	419,5	458,5	1.361,8	1.243,9	1.781,9
RESULTAT FØR ANDRE DRIFTSPOSTER	**634,3**	**543,9**	**1.354,2**	**1.679,3**	**2.161,1**
Andre driftsindtægter/(-udgifter)	(4,3)	(0,5)	(4,8)	9,5	8,4
RESULTAT AF PRIMÆR DRIFT	**630,0**	**543,4**	**1.349,4**	**1.688,8**	**2.169,5**
Resultatandele, associerede virksomheder	(20,4)	(5,2)	(54,2)	(18,2)	(35,4)
Finansielle poster, netto	20,0	21,3	(93,9)	175,4	129,5
RESULTAT FØR SKAT	**629,6**	**559,5**	**1.201,3**	**1.846,0**	**2.263,6**
Skat af periodens resultat	226,7	167,2	432,5	548,8	667,4
PERIODENS RESULTAT	**402,9**	**392,3**	**768,8**	**1.297,2**	**1.596,2**
Periodens resultat fordelt på:					
Aktionærer i moderselskabet	402,9	392,3	768,8	1.306,3	1.605,3
Minoritetsinteresser	0,0	0,0	0,0	(9,1)	(9,1)
PERIODENS RESULTAT	**402,9**	**392,3**	**768,8**	**1.297,2**	**1.596,2**
Resultat pr. aktie (EPS) (DKK)	1,92	1,75	3,63	5,80	7,15
Resultat pr. aktie, udvandet (DEPS) (DKK)	1,92	1,74	3,62	5,78	7,13

Antal aktier til beregning af EPS og DEPS

EPS, 3. kvartal 2006	209.321.662
DEPS, 3. kvartal 2006	209.667.569
EPS, første 9 måneder 2006	212.041.560
DEPS, første 9 måneder 2006	212.381.098

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Bilag 3 – balance

DKK mio.	30.09.2006	30.09.2005	31.12.2005
AKTIVER			
Immaterielle aktiver	1.643,2	1.671,6	1.671,2
Materielle aktiver	3.597,7	3.377,7	3.480,4
Finansielle aktiver	226,5	451,6	445,3
Langfristede aktiver	**5.467,4**	**5.500,9**	**5.596,9**
Varebeholdninger	1.171,9	1.204,4	1.267,1
Tilgodehavender	1.880,3	1.856,4	1.938,3
Finansielle aktiver disponible for salg	137,9	142,4	157,1
Andre værdipapirer	1.412,5	2.421,9	2.210,6
Likvide beholdninger	917,8	949,7	458,1
Kortfristede aktiver	**5.520,4**	**6.574,8**	**6.031,2**
Aktiver	**10.987,8**	**12.075,7**	**11.628,1**
PASSIVER			
Selskabskapital	1.059,4	1.135,7	1.136,1
Indbetalt overkurs	94,2	61,9	69,5
Overført resultat	5.321,1	6.696,5	6.286,1
Egenkapital, H. Lundbeck A/S' aktionærer	**6.474,7**	**7.894,1**	**7.491,7**
Minoritetsinteresser	0,0	0,0	0,0
Egenkapital	**6.474,7**	**7.894,1**	**7.491,7**
Hensatte forpligtelser	491,8	480,9	522,5
Gældsforpligtelser	1.432,4	382,7	377,8
Langfristede forpligtelser	**1.924,2**	**863,6**	**900,3**
Hensatte forpligtelser	6,7	14,1	8,1
Bank- og prioritetsgæld	82,6	60,3	50,9
Leverandørgæld	488,0	519,8	740,2
Forudbetalinger fra Forest	969,2	1.330,6	1.393,1
Anden gæld	1.042,4	1.393,2	1.043,8
Kortfristede forpligtelser	**2.588,9**	**3.318,0**	**3.236,1**
Forpligtelser	**4.513,1**	**4.181,6**	**4.136,4**
Passiver	**10.987,8**	**12.075,7**	**11.628,1**

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Bilag 4 – egenkapital

2006	Selskabs-kapital DKK mio.	Indbetalt overkurs DKK mio.	Overført resultat DKK mio.	Egenkapital H. Lundbeck A/S' aktionærer DKK mio.	Minoritets-interesser DKK mio.	Egenkapital koncern DKK mio.
Egenkapital 1.1.2006	**1.136,1**	**69,5**	**6.286,1**	**7.491,7**	**-**	**7.491,7**
Regulering, udskudte kursgevinster/-tab, hedging	-	-	123,8	123,8	-	123,8
Realiserede kursgevinster/-tab, hedging	-	-	54,8	54,8	-	54,8
Realiserede kursgevinster/-tab, trading (overført fra hedging)	-	-	33,2	33,2	-	33,2
Kursregulering, associerede virksomheder	-	-	(3,9)	(3,9)	-	(3,9)
Dagsværdiregulering af finansielle aktiver disponible for salg	-	-	14,5	14,5	-	14,5
Skat af egenkapitalposteringer	-	-	(59,3)	(59,3)	-	(59,3)
Indregnet direkte på egenkapitalen	**-**	**-**	**163,1**	**163,1**	**-**	**163,1**
Overført af årets resultat	-	-	768,8	768,8	-	768,8
Nettoindtægter i alt	**-**	**-**	**931,9**	**931,9**	**-**	**931,9**
Udloddet udbytte 24.4.2006, brutto	-	-	(477,2)	(477,2)	-	(477,2)
Udloddet udbytte 24.4.2006, egne aktier	-	-	32,7	32,7	-	32,7
Kapitalforhøjelse ved udnyttelse af tegningsoptioner	1,2	24,7	-	25,9	-	25,9
Kapitalnedsættelse	(77,9)	-	-	(77,9)	-	(77,9)
Nominel værdi af afnoterede aktier	-	-	77,9	77,9	-	77,9
Tilbagekøb af egne aktier	-	-	(1.530,3)	(1.530,3)	-	(1.530,3)
Øvrige transaktioner	**(76,7)**	**24,7**	**(1.896,9)**	**(1.948,9)**	**-**	**(1.948,9)**
Egenkapital 30.9.2006	**1.059,4**	**94,2**	**5.321,1**	**6.474,7**	**-**	**6.474,7**

2006	Selskabs-kapital DKK mio.	Indbetalt overkurs DKK mio.	Overført resultat DKK mio.	Egenkapital H. Lundbeck A/S' aktionærer DKK mio.	Minoritets-interesser DKK mio.	Egenkapital koncern DKK mio.
Egenkapital 30.6.2006	**1.136,7**	**80,9**	**5.113,9**	**6.331,5**	**-**	**6.331,5**
Regulering, udskudte kursgevinster/-tab, hedging	-	-	(10,0)	(10,0)	-	(10,0)
Realiserede kursgevinster/-tab, hedging	-	-	(2,9)	(2,9)	-	(2,9)
Realiserede kursgevinster/-tab, trading (overført fra hedging)	-	-	-	-	-	-
Kursregulering, associerede virksomheder	-	-	1,8	1,8	-	1,8
Dagsværdiregulering af finansielle aktiver disponible for salg	-	-	(4,5)	(4,5)	-	(4,5)
Skat af egenkapitalposteringer	-	-	3,6	3,6	-	3,6
Indregnet direkte på egenkapitalen	**-**	**-**	**(12,0)**	**(12,0)**	**-**	**(12,0)**
Overført af årets resultat	-	-	402,9	402,9	-	402,9
Nettoindtægter i alt	**-**	**-**	**390,9**	**390,9**	**-**	**390,9**
Udloddet udbytte 24.4.2006, brutto	-	-	-	-	-	-
Udloddet udbytte 24.4.2006, egne aktier	-	-	-	-	-	-
Kapitalforhøjelse ved udnyttelse af tegningsoptioner	0,6	13,3	-	13,9	-	13,9
Kapitalnedsættelse	(77,9)	-	-	(77,9)	-	(77,9)
Nominel værdi af afnoterede aktier	-	-	77,9	77,9	-	77,9
Tilbagekøb af egne aktier	-	-	(261,6)	(261,6)	-	(261,6)
Øvrige transaktioner	**(77,3)**	**13,3**	**(183,7)**	**(247,7)**	**-**	**(247,7)**
Egenkapital 30.9.2006	**1.059,4**	**94,2**	**5.321,1**	**6.474,7**	**-**	**6.474,7**

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Bilag 5 – pengestrømsopgørelse

DKK mio.	2006 3. kvt.	2005 3. kvt.	2006 9 mdr.	2005 9 mdr.	2005 Hele året
Pengestrømme fra driftsaktivitet	554,6	649,1	982,7	1.756,9	2.071,5
Pengestrømme fra investeringsaktivitet	(150,0)	(205,1)	(452,5)	(350,5)	(634,8)
Frit cash flow	**404,6**	**444,0**	**530,2**	**1.406,4**	**1.436,7**
Pengestrømme fra finansieringsaktivitet	(369,5)	(13,5)	(855,0)	(949,3)	(1.681,9)
Ændring i likvider	**35,1**	**430,5**	**(324,8)**	**457,1**	**(245,2)**
Likvider primo	2.295,8	2.938,8	2.668,7	2.902,3	2.902,3
Periodens urealiserede kursreguleringer	(0,6)	2,3	(13,6)	12,2	11,6
Periodens ændring	35,1	430,5	(324,8)	457,1	(245,2)
Likvider ultimo perioden	**2.330,3**	**3.371,6**	**2.330,3**	**3.371,6**	**2.668,7**

Den rentebærende nettolikviditet kan opgøres således:

Likvide beholdninger og værdipapirer ekskl. egne aktier	2.330,3	3.371,6	2.330,3	3.371,6	2.668,7
Rentebærende gæld	(1.515,0)	(443,0)	(1.515,0)	(443,0)	(428,7)
Rentebærende nettolikviditet ultimo perioden	**815,3**	**2.928,6**	**815,3**	**2.928,6**	**2.240,0**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 242

9 November 2006

Update on US Lexapro court case

In 2003, Forest Laboratories, Inc. and H. Lundbeck A/S filed suit against Ivax Pharmaceuticals, Inc, now Teva Pharmaceuticals (Teva), for patent infringement related to Lexapro patent. A trial was held regarding the patent litigation with Teva in March 2006 and on July 13, 2006, the U.S. District Court for the District of Delaware determined that the patent covering Lexapro is valid and enforceable. Lexapro's patent is set to expire in March 2012.

Following the issuance of the final judgement order Teva has filed an appeal of the court's ruling.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 242 – 9 November 2006

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 242

9. november 2006

Opdatering om Lexapro-retssagen i USA

I 2003 anlagde Forest Laboratories, Inc. og H. Lundbeck A/S sag mod Ivax Pharmaceuticals, Inc, nu Teva Pharmaceuticals (Teva), for patentkrænkelse vedrørende patentet på Lexapro. Der blev ført retssag vedrørende patentsagen med Teva i marts 2006, og den 13. juli 2006 afgjorde U.S. District Court for the District of Delaware, at patentet på Lexapro er gyldigt og kan håndhæves. Patentet på Lexapro udløber i marts 2012.

Efter afsigelsen af den endelige dom har Teva appelleret rettens afgørelse.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 242 – 9 november 2006

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 241

6 November 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares, the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	16,821,403	134.1910	2,257,281,213
27 October 2006	30,889	134.5180	4,155,127
30 October 2006	-	-	-
31 October 2006	-	-	-
1 November 2006	-	-	-
2 November 2006	-	-	-
3 November 2006	-	-	-
6 November 2006	-	-	-
Accumulated under the program	16,852,292	134.1916	2,261,436,340

Following the above buyback Lundbeck owns a total of 3,563,149 own shares at a nominal value of DKK 5, equal to 1.68% of the total number of 211,888,750 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

Stock Exchange Release No 241 – 6 November 2006

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Meddelelse nr. 241

6. november 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	16.821.403	134,1910	2.257.281.213
27 oktober 2006	30.889	134,5180	4.155.127
30 oktober 2006	-	-	-
31 oktober 2006	-	-	-
1 november 2006	-	-	-
2 november 2006	-	-	-
3 november 2006	-	-	-
6 november 2006	-	-	-
Akkumuleret under programmet	16.852.292	134,1916	2.261.436.340

Efter ovenstående tilbagekøb ejer Lundbeck i alt 3.563.149 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 1,68% af det samlede antal på 211.888.750 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager, North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Fondsbørsmeddelelse nr. 241 – 6. november 2006

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 240

13 October 2006

Merck & Co., Inc. and Lundbeck announce update in submission plans for U.S. approval of gaboxadol

Merck & Co., Inc. and H. Lundbeck A/S today announced that submission of a New Drug Application (NDA) for gaboxadol with the U.S. Food and Drug Administration will no longer occur in the first quarter of 2007. The companies plan to submit the NDA in mid-2007.

The delay in the NDA submission for gaboxadol, a novel investigational drug in Phase III development for the treatment of insomnia, results from slower than anticipated enrollment in ongoing Phase III trials.

In 2004, the companies agreed to collaborate on the development and commercialization of gaboxadol in the United States.

Merck Forward-Looking Statement

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this press release should be evaluated together with the many uncertainties that affect Merck's business, particularly those mentioned in the cautionary statements in Item 1 of Merck's Form 10-K for the year ended Dec. 31, 2005, and in its periodic reports on Form 10-Q and Form 8-K, which the Company incorporates by reference.

Lundbeck Forward-Looking Statement

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tel +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Merck contacts

Investors:

Graeme Bell
+1 (908) 423-5185

Media:

Janet Skidmore
+1 (267) 305-7715

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

About Merck

Merck & Co., Inc. is a global research-driven pharmaceutical company dedicated to putting patients first. Established in 1891, Merck currently discovers, develops, manufactures and markets vaccines and medicines to address unmet medical needs. The Company devotes extensive efforts to increase access to medicines through far-reaching programs that not only donate Merck medicines but help deliver them to the people who need them. Merck also publishes unbiased health information as a not-for-profit service. For more information, visit www.merck.com.

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Meddelelse nr. 240

13. oktober 2006

Merck & Co., Inc. og Lundbeck opdaterer planerne om registreringsansøgning for gaboxadol i USA

Merck & Co., Inc. og H. Lundbeck A/S har i dag offentliggjort, at indleveringen af en registreringsansøgning til de amerikanske sundhedsmyndigheder (FDA) vedrørende gaboxadol ikke vil finde sted i 1. kvartal 2007. Selskaberne forventer at indlevere registreringsansøgningen i midten af 2007.

Forsinkelsen i ansøgningen for gaboxadol, som er en ny lægemiddelkandidat i klinisk fase III-udvikling til behandling af søvnløshed, skyldes, at rekrutteringen af patienter i de igangværende fase III-undersøgelser har taget længere tid end forventet.

I 2004 indgik selskaberne en samarbejdsaftale omkring udvikling og kommercialisering af gaboxadol i USA.

Fremadrettede udsagn fra Merck

Denne pressemeddelelse indeholder "fremadrettede udsagn", således som disse er defineret i Private Securities Litigation Reform Act of 1995. Sådanne udsagn er baseret på ledelsens nuværende forventninger og er forbundet med risici og usikkerhed, som kan medføre, at selskabets resultater afviger væsentligt fra de resultater, der fremsættes i udsagnene. De fremadrettede udsagn kan indeholde udtalelser om produktudvikling, produktpotentiale eller finansielle resultater. Der kan ikke gives garanti for fremadrettede udsagn, og de faktiske resultater kan afvige væsentligt fra de anslåede resultater. Merck påtager sig ingen forpligtelse til offentligt at opdatere fremadrettede udsagn, hverken som følge af fremkomsten af nye oplysninger, fremtidige begivenheder eller på anden måde. Fremadrettede udsagn i denne meddelelse bør vurderes sammen med de mange usikkerheder, som berører Mercks virksomhed, særligt de usikkerheder, der er nævnt i forbeholdene under punkt 1 i Mercks årsrapport for 2005 på Form 10-K samt i selskabets delårsrapporter på Form 10-Q og Form 8-K, som selskabet gennem henvisning betragter som en del af sin rapportering.

Lundbecks fremadrettede udsagn

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Merck kontakt

Investorer:
Graeme Bell
+1 (908) 423-5185

Presse:
Janet Skidmore
+1 (267) 305-7715

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:
Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Presse:
Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Om Merck
Merck & Co., Inc. er et globalt forskningsbaseret medicinalselskab, som fokuserer på patientens behov. Selskabet er grundlagt i 1891, og Merck opfinder, udvikler, fremstiller og markedsfører i dag vacciner og lægemidler til udækkede behandlingsbehov. Selskabet gør en stor indsats for at øge adgangen til lægemidler igennem vidtrækkende programmer, som ikke kun donerer Mercks medicin men også hjælper med til at få bragt medicinen ud til de mennesker, der har behov for den. Merck offentliggør desuden objektive sundhedsoplysninger som en almennyttig ydelse. Yderligere oplysninger kan fås på www.merck.com.

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 239

2 October 2006

New pharmaceutical candidate in Lundbeck's pipeline

Lundbeck has initiated phase I clinical trials with the pharmaceutical candidate Lu AA44608 to investigate safety, tolerability and the pharmacokinetic profile of the compound in humans.

Lu AA44608 is a selective NPY (Neuropeptide Y) receptor antagonist that interacts with one of the main systems in the brain mediating stress responses. Preclinical studies suggest that this unique mechanism prevents and counteracts the vicious circle initiated by traumatic events and long-term stress often resulting in major psychiatric disorders.

"Lu AA44608 is a promising psychotropic with a novel mechanism and a different profile than other projects in development for the treatment of psychiatric disorders," says Vice President Peter Høngaard Andersen, Head of Research at Lundbeck, and continues: "We are proud that the dedicated efforts of our researchers has led to the first compound from our research facility in USA now entering clinical development."

Lundbeck Research USA, formerly Synaptic Pharmaceutical Corporation, was acquired by Lundbeck in 2003 and multiple research projects stemming from its "Focused GPCR (G Protein-Coupled Receptors) Technology platform" are now progressing towards clinical development.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 239

2. oktober 2006

Ny lægemiddelkandidat i Lundbecks pipeline

Lundbeck har indledt kliniske fase I undersøgelser af lægemiddelkandidaten Lu AA44608 for at undersøge stoffets sikkerhed, tolerabilitet og farmakokinetiske profil i mennesker.

Lu AA44608 er en selektiv NPY (Neuropeptide Y) receptorantagonist, som påvirker et af de primære systemer i hjernen, der håndterer stressrespons. Prækliniske forsøg indikerer, at stoffets unikke mekanisme forhindrer og modvirker den onde cirkel, som indledes af større traumatiske begivenheder og langvarig stress og som ofte fører til psykisk sygdom.

"Lu AA44608 er et lovende psykotropisk stof med en ny mekanisme og en anderledes profil end andre projekter i udvikling til behandling af psykiske sygdomme," udtaler Lundbecks forskningsdirektør Peter Høngaard Andersen, og tilføjer: "Vi er stolte af, at vores forskeres målrettede indsats nu har ført det første stof fra vores forskningsenhed i USA til klinisk udvikling."

Lundbeck Research USA, det tidligere Synaptic Pharmaceutical Corporation, blev købt af Lundbeck i 2003, og en række forskningsprojekter fra selskabets "Focused GPCR (G Protein-Coupled Receptors) Technology platform" er nu på vej mod klinisk udvikling.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Release No 238

25 September 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	16,584,471	134.2429	2,226,346,750
15 September 2006	67,889	131.0706	8,898,255
18 September 2006	-	-	-
19 September 2006	84,861	130.1431	11,044,076
20 September 2006	16,293	129.8778	2,116,099
21 September 2006	-	-	-
22 September 2006	67,889	130.7433	8,876,034
25 September 2006	-	-	-
Accumulated under the program	16,821,403	134.1910	2,257,281,213

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Following the above buyback Lundbeck owns a total of 3,532,260 own shares at a nominal value of DKK 5, equal to 1.67% of the total number of 211,888,750 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Lundbeck

Meddelelse nr. 238

25. september 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	16.584.471	134,2429	2.226.346.750
15. september 2006	67.889	131,0706	8.898.255
18. september 2006	-	-	-
19. september 2006	84.861	130,1431	11.044.076
20. september 2006	16.293	129,8778	2.116.099
21. september 2006	-	-	-
22. september 2006	67.889	130,7433	8.876.034
25. september 2006			
Akkumuleret under programmet	16.821.403	134,1910	2.257.281.213

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 3.532.260 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 1,67% af det samlede antal på 211.888.750 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tlf +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Meddelelse nr. 237

14. september 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	16.142.175	134,3000	2.167.893.544
6. september 2006	46.843	134,2498	6.288.663
7. september 2006	67.889	133,2000	9.042.813
8. september 2006	67.889	132,2552	8.978.676
11. september 2006	67.889	131,9699	8.959.303
12. september 2006	56.008	131,7423	7.378.623
13. september 2006	67.889	131,2544	8.910.727
14. september 2006	67.889	131,2750	8.912.131
Akkumuleret under programmet	16.584.471	134,2429	2.226.346.750

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 3.295.328 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 1,56% af det samlede antal på 211.888.750 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Investorer:

Mads Bjerregaard Pedersen
Investor Relations Officer
Tlf. 36 43 41 04

Jacob Tolstrup
Investor Relations Manager, North America
Tlf. +1 201 350 0187

Presse:

Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 237

14 September 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	16,142,175	134.3000	2,167,893,544
6 September 2006	46,843	134.2498	6,288,663
7 September 2006	67,889	133.2000	9,042,813
8 September 2006	67,889	132.2552	8,978,676
11 September 2006	67,889	131.9699	8,959,303
12 September 2006	56,008	131.7423	7,378,623
13 September 2006	67,889	131.2544	8,910,727
14 September 2006	67,889	131.2750	8,912,131
Accumulated under the program	16,584,471	134.2429	2,226,346,750

Following the above buyback Lundbeck owns a total of 3,295,328 own shares at a nominal value of DKK 5, equal to 1.56% of the total number of 211,888,750 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Investors:

Mads Bjerregaard Pedersen
Investor Relations Officer
+45 36 43 41 04

Jacob Tolstrup
Investor Relations Manager,
North America
+1 201 350 0187

Media:

Caroline Broge
Media Relations Manager
+45 36 43 26 38

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 236

5 September 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	15,863,830	134.3073	2,130,628,878
28 August 2006	67,889	133.3590	9,053,610
29 August 2006	40,054	133.8441	5,360,992
30 August 2006	2,037	134.6138	274,208
31 August 2006	67,889	134.1864	9,109,783
1 September 2006	67,889	134.1013	9,104,003
4 September 2006	13,578	133.8201	1,817,009
5 September 2006	19,009	133.8871	2,545,059
Accumulated under the program	16,142,175	134.3000	2,167,893,544

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Following the above buyback Lundbeck owns a total of 2,853,032 own shares at a nominal value of DKK 5, equal to 1.35% of the total number of 211,888,750 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +1 201 221 6530

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Meddelelse nr. 236

5. september 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	15.863.830	134,3073	2.130.628.878
28. august 2006	67.889	133,3590	9.053.610
29. august 2006	40.054	133,8441	5.360.992
30. august 2006	2.037	134,6138	274.208
31. august 2006	67.889	134,1864	9.109.783
1. september 2006	67.889	134,1013	9.104.003
4. september 2006	13.578	133,8201	1.817.009
5. september 2006	19.009	133,8871	2.545.059
Akkumuleret under programmet	16.142.175	134,3000	2.167.893.544

Efter ovenstående tilbagekøb ejer Lundbeck i alt 2.853.032 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 1,35% af det samlede antal på 211.888.750 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. +1 201 221 6530

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 235

30 August 2006

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 31 August 2006 file an increase of its share capital by DKK 80,175, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,059,443,750 divided into 211,888,750 shares of DKK 5 each. The subscription price was DKK 108.11 per share. The new shares shall carry a right to dividend for the financial year 2006 from the time of registration of the capital increase, provided that it is decided on the annual general meeting of the company to pay a dividend for that financial year.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 17 August 2006 and closed on 28 August 2006. In respect of the latest exercise period, two capital increases will be filed, the second of which will be made 31 August 2006. The first filing was made 23 August 2006, see release no. 232 of 23 August 2006.

The share capital has been increased by DKK 639,725 in total as a result of employees exercising warrants in the latest exercise period. The exercised warrants constitute approximately 5.0 per cent of the total grant of warrants.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck contacts

	Steen Juul Jensen Vice President +45 36 43 30 06		
Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +1 201 221 6530

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 235

30. august 2006

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 31. august 2006 registrere en forhøjelse af aktiekapitalen med nominelt DKK 80.175 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.059.443.750 svarende til 211.888.750 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11. De nye aktier giver ret til udbytte vedrørende regnskabsåret 2006 fra tidspunktet for kapitalforhøjelsens registrering, forudsat at generalforsamlingen træffer beslutning om udbytte vedrørende dette regnskabsår.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 17. august - 28. august 2006 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den anden vil blive foretaget den 31. august 2006. Den første registrering blev foretaget den 23. august 2006, se meddelelse nr. 232 af 23. august 2006.

Aktiekapitalen i H. Lundbeck A/S er forhøjet med i alt nominelt DKK 639.725 som følge af medarbejderes udnyttelse af tegningsoptioner i det seneste udnyttelsesvindue. De udnyttede tegningsoptioner udgør ca. 5,0 % af den totale tildeling af tegningsoptioner.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. +1 201 221 6530

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Lundbeck

Release No 234

25 August 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	15,532,532	134.3237	2,086,386,874
17 August 2006	67,889	133.8529	9,087,139
18 August 2006	-	-	-
21 August 2006	67,889	133.4230	9,057,951
22 August 2006	35,981	133.3577	4,798,345
23 August 2006	67,889	133.5248	9,064,867
24 August 2006	23,761	133.2224	3,165,497
25 August 2006	67,889	133.5740	9,068,205
Accumulated under the program	15,863,830	134.3073	2,130,628,878

H. Lundbeck A/S

Ottiliavej 9 | Tel +45 36 30 13 11 | E-mail investor@lundbeck.com
DK-2500 Valby København | Fax +45 36 43 82 62 | www.lundbeck.com

Following the above buyback Lundbeck owns a total of 2,574,687 own shares at a nominal value of DKK 5, equal to 1.22% of the total number of 211,872,715 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +1 201 221 6530

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Lundbeck

Meddelelse nr. 234

25. august 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	15.532.532	134,3237	2.086.386.874
17. august 2006	67.889	133,8529	9.087.139
18. august 2006	-	-	-
21. august 2006	67.889	133,4230	9.057.951
22. august 2006	35.981	133,3577	4.798.345
23. august 2006	67.889	133,5248	9.064.867
24. august 2006	23.761	133,2224	3.165.497
25. august 2006	67.889	133,5740	9.068.205
Akkumuleret under programmet	15.863.830	134,3073	2.130.628.878

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 2.574.687 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 1,22% af det samlede antal på 211.872.715 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

	Steen Juul Jensen Vice President Tlf. 36 43 30 06		
Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. +1 201 221 6530

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 233

25 August 2006

Announcement of transactions with shares and linked securities in H. Lundbeck A/S made by executives and their closely associated persons and legal entities

H. Lundbeck A/S hereby reports transactions made by executives and persons and legal entities closely associated to them with shares in H. Lundbeck A/S and linked securities, cf. section 28a of the Danish Securities Trading Act.

The list is based on reports received by H. Lundbeck A/S from the company's executives today or yesterday.

Name:	Stig Løkke Pedersen
Job position of the executive:	Executive Vice President
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Share
Nature of the transaction:	Sale of share
Date of trading:	24 August 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	2.500 pcs.
Market price of securities traded:	DKK 333,350.00

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Name:	Ole Chrintz
Job position of the executive:	Executive Vice President
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Share
Nature of the transaction:	Sale of share
Date of trading:	24 August 25, 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	10.000 pcs.
Market price of securities traded:	DKK 1,333,400.00

Name:	William Patrick Watson
Job position of the executive:	Member of the Supervisory Board Employee Representative
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Share
Nature of the transaction:	Sale of share
Date of trading:	24 August 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	650 pcs.
Market price of securities traded:	DKK 86,671.00

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Persons/entities under an obligation to report

Persons or entities under an obligation to report are defined as members of the Executive Management and the Supervisory Board of H. Lundbeck A/S and persons/entities closely associated to them.

Closely associated persons/entities means inter alia:

- spouse or cohabitant
- children below the age of 18
- legal entities in which the insider has a controlling influence

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

	Steen Juul Jensen Vice President +45 36 43 30 06		
Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +1 201 221 6530

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 233

25. august 2006

Ledende medarbejderes og deres nærtståendes transaktioner med aktier og tilknyttede værdipapirer i H. Lundbeck A/S

H. Lundbeck A/S skal herved offentliggøre oplysninger om ledende medarbejderes og disses nærtståendes transaktioner med aktier i H. Lundbeck A/S og dertil knyttede værdipapirer, jf. værdipapirhandelslovens § 28 a.

Opgørelsen er baseret på de indberetninger, som H. Lundbeck A/S har modtaget fra selskabets ledende medarbejdere i dag eller i går.

Navn:	Stig Løkke Pedersen
Stillingsbetegnelse for ledende medarbejder:	Koncerndirektør
Relation til ledende medarbejder (nærtstående):	
Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Aktie
Transaktionens karakter:	Salg af aktie
Dato for transaktionen:	24. august 2006
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	2.500 stk.
Transaktionens kursværdi:	DKK 333.350,00

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Navn:	Ole Chrintz
Stillingsbetegnelse for ledende medarbejder:	Koncerndirektør
Relation til ledende medarbejder (nærtstående):	
Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Aktie
Transaktionens karakter:	Salg af aktie
Dato for transaktionen:	24. august 2006
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	10.000 stk.
Transaktionens kursværdi:	DKK 1.333.400,00

Navn:	William Patrick Watson
Stillingsbetegnelse for ledende medarbejder:	Medlem af bestyrelsen Medarbejdervalgt
Relation til ledende medarbejder (nærtstående):	
Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Aktie
Transaktionens karakter:	Salg af aktie
Dato for transaktionen:	24. august 2006
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	650 stk.
Transaktionens kursværdi:	DKK 86.671,00

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Personer omfattet af oplysningsforpligtelsen
Personer omfattet af oplysningsforpligtigelse er defineret som medlemmer af selskabets direktion og bestyrelse samt disses nærtstående.

Nærtstående omfatter bl.a.:
- ægtefælle eller samlever
- børn under 18 år
- selskaber, som er under bestemmende indflydelse af insideren.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

	Steen Juul Jensen Vice President Tlf. 36 43 30 06		
Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. +1 201 221 6530

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 232

23 August 2006

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 23 August 2006 file an increase of its share capital by DKK 559,550, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,059,363,575 divided into 211,872,715 shares of DKK 5 each. The subscription price was DKK 108.11 per share. The new shares shall carry a right to dividend for the financial year 2006 from the time of registration of the capital increase, provided that it is decided on the annual general meeting of the company to pay a dividend for that financial year.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 17 August 2006 and closes on 28 August 2006. In respect of the latest exercise period, two capital increases will be filed, the first of which will be made 23 August 2006. The second filing will be made after the latest exercise period has expired.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +1 201 221 6530

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 232

23. august 2006

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 23. august 2006 registrere en forhøjelse af aktiekapitalen med nominelt DKK 559.550 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.059.363.575 svarende til 211.872.715 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11. De nye aktier giver ret til udbytte vedrørende regnskabsåret 2006 fra tidspunktet for kapitalforhøjelsens registrering, forudsat at generalforsamlingen træffer beslutning om udbytte vedrørende dette regnskabsår.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 17. august – 28. august 2006 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den første vil blive foretaget den 23. august 2006. Den anden registrering vil blive fortaget efter udløb af udnyttelsesvinduet.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. +1 201 221 5530

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 231

22 August 2006

Announcement of transactions with shares and linked securities in H. Lundbeck A/S made by executives and their closely associated persons and legal entities

H. Lundbeck A/S hereby reports transactions made by executives and persons and legal entities closely associated to them with shares in H. Lundbeck A/S and linked securities, cf. section 28a of the Danish Securities Trading Act.

The list is based on reports received by H. Lundbeck A/S from the company's executives today or yesterday.

Name:	Stig Løkke Pedersen
Job position of the executive:	Executive Vice President
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Warrant
Nature of the transaction:	Exercise of warrant (purchase of shares)
Date of trading:	August 22, 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	2,500 pcs.
Market price of securities traded:	DKK 270,750.00

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Name:	Ole Chrintz
Job position of the executive:	Executive Vice President
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Warrant
Nature of the transaction:	Exercise of warrant (purchase of shares)
Date of trading:	August 22, 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	10,000 pcs.
Market price of securities traded:	DKK 1,081,100.00

Name:	William Patrick Watson
Job position of the executive:	Member of Supervisory Board Employee Representative
Relation to executive (associated person or legal entity):	
ID code (ISIN code):	DK 0010287234
Description of the security:	Warrant
Nature of the transaction:	Exercise of warrant (purchase of shares)
Date of trading:	August 22, 2006
Market on which the trading was effected:	Copenhagen Stock Exchange
Number of traded securities:	650 pcs.
Market price of securities traded:	DKK 70,271.50

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Persons/entities under an obligation to report

Persons or entities under an obligation to report are defined as members of the Executive Management and the Supervisory Board of H. Lundbeck A/S and persons/entities closely associated to them.

Closely associated persons/entities means inter alia:

- spouse or cohabitant
- children below the age of 18
- legal entities in which the insider has a controlling influence

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +1 201 221 6530

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 231

22. august 2006

Ledende medarbejderes og deres nærtståendes transaktioner med aktier og tilknyttede værdipapirer i H. Lundbeck A/S

H. Lundbeck A/S skal herved offentliggøre oplysninger om ledende medarbejderes og disses nærtståendes transaktioner med aktier i H. Lundbeck A/S og dertil knyttede værdipapirer, jf. værdipapirhandelslovens § 28 a.

Opgørelsen er baseret på de indberetninger, som H. Lundbeck A/S har modtaget fra selskabets ledende medarbejdere i dag eller i går.

Navn:	Stig Løkke Pedersen
Stillingsbetegnelse for ledende medarbejder:	Koncerndirektør
Relation til ledende medarbejder (nærtstående):	
Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Warrant
Transaktionens karakter:	Udnyttelse af option (køb af aktier)
Dato for transaktionen:	22. august 2006
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	2.500 stk.
Transaktionens kursværdi:	DKK 270.275,00

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Navn:	Ole Chrintz
Stillingsbetegnelse for ledende medarbejder:	Koncerndirektør
Relation til ledende medarbejder (nærtstående):	
Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Warrant
Transaktionens karakter:	Udnyttelse af option (køb af aktier)
Dato for transaktionen:	22. august 2006
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	10.000 stk.
Transaktionens kursværdi:	DKK 1.081.100,00

Navn:	William Patrick Watson
Stillingsbetegnelse for ledende medarbejder:	Bestyrelsesmedlem Medarbejdervalgt
Relation til ledende medarbejder (nærtstående):	
Fondskode (ISIN-kode):	DK 0010287234
Værdipapirbetegnelse:	Warrant
Transaktionens karakter:	Udnyttelse af option (køb af aktier)
Dato for transaktionen:	22. august 2006
Transaktionens marked:	Københavns Fondsbørs
Transaktionens størrelse:	650 stk.
Transaktionens kursværdi:	DKK 70.271,50

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Personer omfattet af oplysningsforpligtelsen
Personer omfattet af oplysningsforpligtigelse er defineret som medlemmer af selskabets direktion og bestyrelse samt disses nærtstående.

Nærtstående omfatter bl.a.:

- ægtefælle eller samlever
- børn under 18 år
- selskaber, som er under bestemmende indflydelse af insideren.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

	Steen Juul Jensen Vice President Tlf. 36 43 30 06		
Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. +1 201 221 6530

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 230

16 August 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	15,320,719	134.2794	2,057,257,273
8 August 2006	67,889	140.4564	9,535,446
9 August 2006	67,889	138.5752	9,407,729
10 August 2006	-	-	-
11 August 2006	-	-	-
14 August 2006	-	-	-
15 August 2006	-	-	-
16 August 2006	76,035	133.9702	10,186,425
Accumulated under the program	15,532,532	134.3237	2,086,386,874

Following the above buyback Lundbeck owns a total of 2,243,389 own shares at a nominal value of DKK 5, equal to 1.06% of the total number of 211,760,805 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Meddelelse nr. 230

16. august 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	15.320.719	134,2794	2.057.257.273
8. august 2006	67.889	140,4564	9.535.446
9. august 2006	67.889	138,5752	9.407.729
10. august 2006	-	-	-
11. august 2006	-	-	-
14. august 2006	-	-	-
15. august 2006	-	-	-
16. august 2006	76.035	133,9702	10.186.425
Akkumuleret under programmet	15.532.532	134,3237	2.086.386.874

Efter ovenstående tilbagekøb ejer Lundbeck i alt 2.243.389 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 1,06% af det

samlede antal på 211.760.805 får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 229

16 August 2006

Interim report for the second quarter of 2006

The Supervisory Board of H. Lundbeck A/S today approved the Group's interim report for the second quarter of 2006, which in line with the previous quarter was adversely affected by Forest Laboratories, Inc. reduction of in-house escitalopram inventories in 2006.

- Second-quarter consolidated revenue amounted to DKK 2,198 million, a 4% decline relative to the year-earlier period (2% drop at CER).

- Revenue derived from **Europe** amounted to DKK 1,400 million, a 9% increase over the year-earlier period (10% growth at CER). Revenue from **International Markets** amounted to DKK 311 million, a 12% increase (11% growth at CER).

- Revenue from the **USA** amounted to DKK 430 million, a decline of 35% (29% decrease at CER), due to lower supplies of bulk escitalopram to Forest as part of Forest's reduction of in-house escitalopram inventories. However, actual sales of Lexapro® in the US market rose by 10% in the second quarter of 2006 relative to the same period of last year. At 30 June 2006, inventories had been reduced to a level corresponding to approximately 13 months of commercial supply.

- Profit from operations was DKK 269 million, a decline of 47% relative to the year-earlier period. In addition to the extraordinary decline in income from Lexapro® in 2006, the lower profit was caused by higher research and development costs and higher cost of sales and administrative expenses.

- The free cash flow amounted to DKK -72 million in Q2 2006. The negative free cash flow was triggered by a repayment to Forest concerning write-down of in-house Celexa® inventories at Forest in the amount of DKK 114 million.

- Lundbeck reiterates its full-year guidance of a profit from operations of approximately DKK 1.6 billion.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Financial highlights for the period

In respect of recognition and measurement, the interim report has been prepared in accordance with IFRS and related interpretations of International Accounting Standards Board (IASB) which are expected to apply for the presentation of financial statements for the full year 2006. The comparative figures have been restated due to the implementation of IAS 39 "Financial instruments: recognition and measurement" at 1 January 2005. The interim report is unaudited.

	Q2 2006 DKKm	Q2 2005 DKKm	Growth in DKK	Growth at CER	Q1 2006 DKKm
Revenue	2,198	2,285	-4%	-2%	2,232
- Cipralex®	856	653	31%	32%	837
- Lexapro®	435	654	-34%	-26%	484
- Ebixa®	337	265	27%	27%	311
- Azilect®	17	0	-	-	8
- Serdolect®	2	-	-	-	1
- Other pharmaceuticals	495	645	-23%	-25%	536
- Other revenue	58	68	-14%	-16%	56
Costs	1,930	1,776	9%	-	1,782
- Cost of sales	437	399	10%	-	420
- Distribution and administration	1,004	955	5%	-	907
- Research and development	488	425	15%	-	455
- Other operating expenses, net	1	-2	-	-	0
Profit from operations	269	509	-47%	-	451
Net financials	-32	104	-131%	-	-82
Net profit for the period	141	452	-69%	-	225
Earnings per share, EPS (DKK)	0.67	2.03	-67%	-	1.04
Free cash flow	-72	746	-110%	-	198
Number of employees (end of period)	5,090	5,027	-	-	5,065

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Revenue in Q2 2006

The Group generated Q2 revenue of DKK 2,198 million, which was a 4% drop relative to the same period of last year and a decrease of 2% relative to Q1 2006. Adjusted for exchange rate fluctuations, Group revenue declined 2% relative to the year-earlier period.

Lundbeck Group revenue

	Q2 2006 DKKm	Q2 2005 DKKm	Growth in DKK	Growth at CER	Q1 2006 DKKm
Cipralex®	856	653	31%	32%	837
Lexapro®	435	654	-34%	-26%	484
Ebixa®	337	265	27%	27%	311
Azilect®	17	-	-	-	8
Serdolect®	2	-	-	-	1
Other pharmaceuticals	495	645	-23%	-25%	536
Other revenue	58	68	-14%	-16%	56
Total revenue, Group	2,198	2,285	-4%	-2%	2,232

Cipralex® and Ebixa® (for the treatment of depression and Alzheimer's disease, respectively) continued to grow, and combined with the recently launched pharmaceuticals Azilect® and Serdolect® (for the treatment of Parkinson's disease and schizophrenia, respectively) these pharmaceuticals provided a 32% increase in consolidated revenue. This increase more than compensated for the decline in sales of the Group's other pharmaceuticals, which are represented by a number of mature antidepressants and antipsychotics.

As expected, Forest's reduction of its escitalopram inventories caused the Group to post lower income from Lexapro® in the USA compared with the same period of last year. Income from Lexapro® was down by 34% relative to the year-earlier period.

Second-quarter sales of new pharmaceuticals (Cipralex®/Lexapro®, Ebixa®, Azilect® and Serdolect®) made up 75% of the Group's total revenue compared with 69% in Q2 2005.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Europe

	Q2 2006 DKKm	Q2 2005 DKKm	Growth in DKK	Growth at CER	Q1 2006 DKKm
Cipralex®	697	534	31%	31%	670
Ebixa®	303	241	26%	26%	277
Azilect®	17	-	-	-	8
Serdolect®	2	-	-	-	1
Other pharmaceuticals	381	506	-25%	-25%	404
Total revenue, Europe	1,400	1,281	9%	10%	1,360

In Europe, sales continue to expand, driven primarily by Cipralex® and Ebixa®, which continue to conquer market shares. The higher revenue derived from new pharmaceuticals in Europe thus continues to compensate for the lower revenue from other products. The decline in the group of other pharmaceuticals was ascribable to the ongoing drop in sales of citalopram, which is subject to generic competition in all markets.

Quarterly sales in Europe

(DKKm)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006
New pharmaceuticals	652	775	821	891	956	1019
Other pharmaceuticals	535	506	463	432	404	381
Revenue, Europe	1,187	1,281	1,284	1,323	1,360	1,400
Quarterly sequential growth (%)	6%	8%	0%	3%	3%	3%

As a result of the sales growth in Europe and the concurrent decline in income from Lexapro® in the USA, Europe accounts for a greater share of the Group's consolidated revenue in 2006. In Q2 2006, Europe made up 63% of the Group's total revenue, compared with 56% in the year-earlier period.

In most markets, **Cipralex®** continues to win market share supported by the Group's extensive European sales infrastructure. At the end of June 2006, Cipralex® held 11.7% of the European antidepressants market in terms of value, compared with 8.0% at 30 June 2005.

At the end of June 2006, **Ebixa®** held 14.7% of the European market for pharmaceuticals to treat Alzheimer's disease.

Azilect® has now been launched in a number of countries across Europe, and at the end of April 2006 the product was rolled out in Spain, which is one of the largest European markets for pharmaceuticals to treat Parkinson's disease. The launch in Spain has been a success, and after 3 months in the market, Azilect® currently holds 7.9% of the Spanish market in terms of value. In Germany, the largest market in Europe, accounting for more than 25% of the European market for pharmaceuticals to treat Parkinson's disease, Azilect® commanded 1.9% of the market at the end of June 2006.

In January, Estonia became the first country in Europe to see the launch of **Serdolect®** for the treatment of schizophrenia. Since then, the launch has been initiated in Denmark, Finland, Norway, the Czech Republic, Germany and Sweden.

USA

	Q2 2006 DKKm	Q2 2005 DKKm	Growth in DKK	Growth at CER	Q1 2006 DKKm
Lexapro®	435	654	-34%	-26%	484
Other pharmaceuticals	-5	4	-	-	4
Total revenue, USA	430	658	-35%	-29%	488

Lundbeck's income from sales of Lexapro® in the USA was DKK 435 million in Q2 2006, compared with DKK 654 million in the same period of last year, a decline of 34%. The lower income from Lexapro® was anticipated and was due to the reduction of Forest's in-house inventories of escitalopram. At 30 June 2006, inventories had been reduced to a level corresponding to approximately 13 months of commercial supply.

In Q2 2006, Forest generated Lexapro® sales of USD 507 million against USD 461 million in the year-earlier period.

At the end of June, Lexapro® held a market share of approximately 17.2% of total antidepressants sales in the USA (N6A), making it the second-most prescribed antidepressant in the US market. Within the foreseeable future, generic versions of the market-leading antidepressant – Zoloft® (sertraline) – are expected to be rolled out in the US market. In the weeks immediately after the launch of generic sertraline, technical factors will cause a decline in Lexapro®'s market share, but after about two months, it will return to its true and normal level. The Group expects that generic sertraline will have a neutral impact on Lexapro®'s market share.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

The number of prescriptions (TRx) for Lexapro® written in the first 6 months of the year was up by approximately 6.7% relative to the same period last year. Similarly, the market in terms of the number of prescriptions (TRx) for more recent antidepressants in the USA rose by 4.8% in the same period. The US market for antidepressants is expected to post a slightly positive trend in 2006.

Prepayments from Forest recorded in Lundbeck's balance sheet – the difference between the invoiced price and the minimum price of Forest's inventories – was DKK 1,070 million at 30 June 2006 compared with DKK 1,393 million at year-end 2005. Lundbeck still expects prepayments from Forest to be approximately DKK 900 million at the end of 2006, corresponding to about 10 months of commercial supply.

After the end of the reporting period, on 14 July 2006 Lundbeck and Forest announced that the U.S. District Court for the District of Delaware had determined that the U.S. patent covering escitalopram, the active ingredient in Lexapro®, is both valid, enforceable and infringed by Ivax/Teva's proposed generic product, thereby confirming Lundbeck's and Forest's patent rights in the USA, which expire in March 2012. The patent at issue in the lawsuit is U.S. Patent No. Re 34,712, which is set to expire in March 2012 and covers escitalopram.

Lundbeck hedges income from Lexapro® and other products using currency hedging. As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the Group's foreign exchange income means that this income is in reality included in the financial statements at the forward rates. The effect on the profit was DKK 7 million in Q2 2006 against DKK 24 million in the year-earlier period compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect, DKK 11 million compared with DKK 25 million in Q2 2005 stems from the hedging of USD. The gain from the USD hedging has primarily been added to income from sales of Lexapro®.

At 30 June 2006, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approximately DKK 2.8 billion. Of this amount, DKK 2.3 billion is accounted for as hedging contracts. The average forward rates at 30 June 2006 were for euro 746.27 DKK/EUR and for US dollars 592.07 DKK/USD. Deferred recognition of net currency losses and gains amounted to DKK 34 million at 30 June 2006 against DKK -156 million at 30 June 2005 and DKK -53 million at 31 March 2006.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

The average forward rate for the first six months of 2007 for US dollars will be approximately 590 DKK/USD, using the existing hedging contracts. The corresponding forward rate for the first six months of 2006 was approximately 583 DKK/USD. For the 2006 financial year, the average forward rate for US dollars is approximately 584 DKK/USD.

International Markets

	Q2 2006 DKKm	Q2 2005 DKKm	Growth in DKK	Growth at CER	Q1 2006 DKKm
Cipralex®/Lexapro®	159	119	34%	32%	167
Ebixa®	34	24	41%	35%	34
Other pharmaceuticals	119	135	-12%	-13%	128
Total revenue, International Markets	311	278	12%	11%	329

Revenue outside Europe and the USA rose 12% relative to the year-earlier period. Relative to Q1 2006, there was a slight drop in revenue. Cipralex® is one of the three best-selling branded antidepressants in several markets, and Ebixa® had gained a share of 8.5% of the anti-Alzheimer's market in terms of value by the end of June 2006.

Expenses

Lundbeck's total expenses, exclusive of net financials and tax, were DKK 1,930 million in Q2 2006, up 9% over the year-earlier period and 8% relative to Q1 2006.

Cost of sales were DKK 437 million in Q2, representing approximately 20% of total revenue, up 10% on the same quarter of last year and 4% on Q1 2006. Second-quarter cost of sales was affected by quarterly variation in indirect production costs allocated to inventories and higher royalty payments in respect of Ebixa®.

Distribution costs amounted to DKK 646 million, an increase of 1% on the year-earlier period and a 10% increase on Q1 2006.
Administrative expenses amounted to DKK 358 million, an increase of 14% on the year-earlier period and a 12% increase relative to Q1 2006. The increase in costs of distribution relative to Q1 2006 was primarily attributable to higher sales-promoting activities in France, while the higher administrative expenses were driven by cost allocation from other parts of the organisation and a generally higher level of expenses.

Second-quarter research and developments costs amounted to DKK 488 million, which was a 15% increase on the same period of last year and 7% higher than in Q1 2006.

Research and development costs accounted for 22% of revenue compared to 19% in Q2 2005. As previously announced, Lundbeck expects that research and development costs will account for more than 20% of total consolidated revenue for 2006 because R&D costs are kept unchanged in spite of the extraordinary decline in income from Lexapro® sales in the USA in 2006.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 124 million in Q2 2006, up from DKK 121 million in the same period of last year.

Depreciation/amortisation per expense group	Q2 2006 DKKm	Q2 2005 DKKm	Growth in DKK	Q1 2006 DKKm
Cost of sales	56	69	-19%	51
Distribution and administration	21	16	28%	26
Research and development	47	36	30%	45
Total depreciation/amortisation	124	121	2%	122

Share buyback

In August 2005, Lundbeck launched a share buyback programme of DKK 6 billion, scheduled to be completed by the end of 2007. The programme is being implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003 ("safe harbour"), which protects listed companies against violation of insider legislation in connection with share buybacks. At the Group's general meeting in 2007, the Supervisory Board intends to submit a proposal to reduce the share capital by a nominal amount that corresponds to the nominal value of the share capital bought back under the programme.

Once every seven trading day, Lundbeck will issue an announcement concerning transactions made under the share buyback programme, and as announced in release no. 224 of 10 July 2006, a total of 14,977,879 shares had been bought back at 30 June 2006, corresponding to a transaction value of DKK 2,011,541,733 and an average purchase price of DKK 134.3008.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Research and development

Lundbeck has decided to move Lu AA21004 in phase II clinical trials for the treatment of depression in patients. Lu AA21004 is the most advanced project in Lundbeck within a new chemical class, the bis-aryl-sulphanyl amines. The pharmacology of these projects is markedly different from any currently marketed antidepressants.

Compared with currently approved antidepressants preclinical models have demonstrated Lu AA21004 to address important unmet needs for patients on both fast onset of effect and increased efficacy.

On 24 May, Lundbeck and Merck & Co., Inc. announced results from two phase II clinical trials with gaboxadol at the 159th Annual Meeting of the American Psychiatric Association (APA). Gaboxadol demonstrated improvement on several clinical end-points as well as enhancement of slow wave sleep in studies in primary insomnia and transient insomnia.

Gaboxadol is an investigational agent in phase III for the treatment of insomnia and the first Selective Extrasynaptic $GABA_A$ Agonist (SEGA) constituting a new class of sleep agents.

Finally, on 28 April, Lundbeck announced that the Group had filed an application for approval of Cipralex® (escitalopram) for the treatment of Obsessive-Compulsive Disorder (OCD) in the EU with the health authorities in Sweden, which acts as reference country in the European mutual recognition procedure.

The application is based on studies involving more than 750 patients, showing that Cipralex® is effective in acute treatment and long-term treatment of OCD as well as reducing the risk of relapse significantly. In Europe, Cipralex® is currently approved for the treatment of depression, generalised anxiety disorder, panic disorder and social anxiety disorder.

Net financials

In Q2 2006, the Group's net financials were a net expense of DKK 32 million compared with a net income of DKK 104 million in the same period of last year.

	Q2 2006 DKKm	Q2 2005 DKKm	Q1 2006 DKKm
Net financials	-32	104	-82
Net interest income/expenses	-17	41	-17
Unrealised gains concerning other investments excl. exchange rate adjustments	0	1	0
Net currency income relating to financial items, specified as follows:	-15	62	-65
Net income relating to trading	32	-3	-35
Accounting translation of currency items	-47	65	-30

Net interest income, including realised and unrealised gains and losses on the bond portfolio, amounted to DKK -17 million in Q2 2006. The change relative to last year was due to losses on the bond portfolio.

Second-quarter foreign currency translation amounted to an expense of DKK 15 million, driven primarily by an equity decline in subsidiaries made up in foreign currency.

Net income relating to trading derives from income and expenses from instruments that do not meet the criteria for hedging and is recognised directly under net financials at market value. As a result of the revised profit forecast caused by Forest's changed inventory levels, announced in February 2006, hedging contracts have been transferred to trading contracts. The unrealised profit impact, which is recognised in Q2 2006, is approximately DKK 38 million.

Tax

The income tax expense amounted to DKK 82 million in Q2 2006 against DKK 149 million in the year-earlier period. The effective tax rate was 37% as compared with 25% in Q2 2005 and 36% in Q1 2006. The tax rate for Q2 2006 was driven primarily by losses on translation of foreign exchange items and losses in associates.

For the 2006 financial year, Lundbeck projects an effective tax rate of about 36%, subject to unchanged exchange rates.

Net profit for the period

At DKK 269 million, profit from operations in Q2 2006 was 47% lower than in the year-earlier period.

At DKK 222 million, profit before tax fell by 63% relative to the year-earlier period, while the net profit for the period after tax was DKK 141 million, which was 69% lower than in Q2 2005.

Investments

Lundbeck's total net investments in Q2 2006 amounted to DKK 207 million, up from DKK 98 million in Q2 2005 and DKK 96 million in Q1 2006. In Q2 2006, the Group invested primarily in research facilities in Lundbeck Research USA.

Cash flows

Lundbeck's operating activities generated a cash inflow of DKK 135 million in Q2 2006, compared with an inflow of DKK 843 million in the year-earlier period and DKK 294 million in Q1 2006.
The free cash flow amounted to DKK -72 million in Q2 2006 as compared with DKK 746 million in the same period of last year. In addition to the relatively low profit from operations, the free cash flow for the period was affected by the repayment to Forest concerning the write-down of Celexa® inventories in the amount of DKK 114 million, realised losses on the Group's bond portfolio and a higher level of investment compared with the year-earlier period.

Financing activities generated a cash inflow of DKK 532 million, consisting primarily of the raising of long-term debt of DKK 1,100 million as part of the ongoing financial resources, and dividend payments of DKK 445 million.

Financing activities generated a cash outflow of DKK 448 million in the year-earlier period and an outflow of DKK 1,018 million in Q1 2006.

Lundbeck's interest-bearing net cash (the Group's holding of cash and cash equivalents less interest-bearing debt) was DKK 661 million at 30 June 2006 against DKK 2,457 million at 30 June 2005 and DKK 1,375 million at 31 March 2006. In addition to interest-bearing net cash, Lundbeck has unutilised credit facilities of DKK 2.0 billion.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Equity

Equity at 30 June 2006 amounted to DKK 6,332 million compared with DKK 7,496 million at 30 June 2005 and DKK 6,759 million at 31 March 2006.

In Q2 2006, return on equity was 2.1% compared with 6.0% in the same period of last year and 3.2% in Q1 2006.
The changes in equity are shown in appendix 4.

Incentive plans

Lundbeck has established incentive plans for senior employees and key employees, which are comprised by the provisions of IFRS 2 "Share-based payment".

Equity-settled schemes
In September 2005, Lundbeck granted warrants (equity-settled remuneration scheme), which are comprised by the provisions of IFRS 2, to members of H. Lundbeck A/S' Executive Management and Danish and foreign executives appointed by H. Lundbeck A/S' Executive Management who are employed by H. Lundbeck A/S or H. Lundbeck A/S' subsidiaries.

Under the provisions of IFRS 2, this scheme is comprised by the requirement on cost recognition at the date of grant. Accordingly, no regular value adjustments will be made, and the scheme will not affect the consolidated financial statements.

In January 2004, Lundbeck allocated warrants (equity-settled remuneration scheme) to the management and a number of key employees. These warrants are covered by the transitional provisions of IFRS 2, as this scheme was established after 7 November 2002 with a vesting date before 1 January 2005. Under the transitional provisions of IFRS 2, this scheme is not comprised by the requirement on cost recognition and will therefore not affect the consolidated financial statements.

The liability based on the Black Scholes formula was DKK 54 million at 30 June 2006.

Debt plans
In 2002, a share price based plan for employees of the foreign companies was set up, and in 2004 a new share price based plan for key employees of US companies was established.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

The value adjustment at 30 June 2006 of the "debt plans", including exercised plans, is recognised as a marginal cost in the income statement in Q2 2006. The liability for the debt-based remuneration plans based on the Black & Scholes formula was DKK 7 million at 30 June 2006.

Financial forecasts for 2006 and financial target for 2007

Lundbeck retains its expectations of a profit from operations of approximately DKK 1.6 billion in 2006 and the financial target for 2007 of an EBIT margin of 25% as most recently announced at the presentation of the interim report for the first quarter of 2006 on 9 May 2006.

Financial forecast and targets

	2006 forecast	2007 target
Profit from operations	Approx. DKK 1.6bn	-
EBIT margin	-	25%*

* Excluding potential milestone payment of USD 75m from Merck & Co., Inc.

Conference call

Today at 3.00 pm (CET), Lundbeck will be hosting a conference call for the financial community. You can listen to the conference on the Group's website www.lundbeck.com under the section "Investors – Presentations – Teleconference".

Forward-looking statements

This announcement contains forward-looking statements that provide current expectations or forecasts of events such as new product launches, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Lundbeck's products, introduction of competing products, Lundbeck's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof and unexpected growth in costs and expenses.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Management statement

The Supervisory Board and Executive Management have considered and adopted the interim report of H. Lundbeck A/S.

The interim report, which is unaudited, has been prepared in accordance with the guidelines issued by the Copenhagen Stock Exchange and, in respect of recognition and measurement, has been prepared in accordance with IFRS and related interpretations of International Accounting Standards Board (IASB), which are expected to apply for the presentation of financial statements for the full year 2006.

In our opinion, the interim report gives a true and fair view of the Group's financial position at 30 June 2006 and of the results of the Group's operations and cash flows for the period 1 April – 30 June 2006.

Valby, 16 August 2006

Supervisory Board

Flemming Lindeløv Chairman	Thorleif Krarup Deputy Chairman	Lars Bruhn
Kim Rosenville Christensen Elected by the employees	Peter Kürstein	Mats Pettersson
Birgit Bundgaard Rosenmeier Elected by the employees	William Watson Elected by the employees	Jes Østergaard

Executive Management

Claus Bræstrup President and CEO	Lars Bang Executive Vice President	Ole Chrintz Executive Vice President
Hans Henrik Munch-Jensen Executive Vice President, CFO	Stig Løkke Pedersen Executive Vice President	

Lundbeck contacts

	Steen Juul Jensen Vice President +45 36 43 30 06		
Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approx. 5000 globally. For more information, visit www.lundbeck.com.

H. Lundbeck A/S

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Appendix 1 – key figures

Group	2006 Q2 DKKm	2005 Q2 DKKm ****	2006 Q2 EURm *	2006 6 months DKKm	2005 6 months DKKm ****	2006 6 months EURm *
FINANCIAL HIGHLIGHTS						
Revenue	2,198.2	2,284.7	294.6	4,430.7	4,503.2	593.9
Profit from operations	268.6	508.6	36.0	719.4	1,145.4	96.4
Net financials	(32.2)	103.8	(4.3)	(113.9)	154.1	(15.3)
Profit before tax	222.4	601.3	29.8	571.7	1,286.5	76.6
Tax	81.8	149.0	11.0	205.8	381.6	27.6
Profit for the period	140.6	452.3	18.8	365.9	904.9	49.0
Equity	6,331.5	7,496.3	848.8	6,331.5	7,496.3	848.8
Total assets	10,976.7	11,698.1	1,471.6	10,976.7	11,698.1	1,471.6
Cash flows from operating activities	134.5	843.3	18.0	428.1	1,107.8	57.4
Free cash flow	(72.2)	745.5	(9.7)	125.6	962.4	16.8
**RATIOS ** **	%	%	%	%	%	%
EBIT margin	12.2	22.3	12.2	16.2	25.4	16.2
Return on assets	3.7	7.9	3.7	9.8	16.7	9.8
R&D costs as a percentage of revenue	22.2	18.6	22.2	21.3	17.4	21.3
Return on equity	2.1	6.0	2.1	5.3	11.9	5.3
Solvency ratio	57.7	64.1	57.7	57.7	64.1	57.7
SHARE DATA***	DKK	DKK	EUR	DKK	DKK	EUR
Earnings per share (EPS)	0.67	2.03	0.09	1.71	4.05	0.23
Diluted earnings per share (DEPS)	0.67	2.02	0.09	1.71	4.04	0.23
Cash flow per share	0.64	3.76	0.09	2.00	4.90	0.27
Net asset value per share	30.10	33.25	4.04	30.10	33.25	4.04
Market capitalisation (million)	30,322	36,270	4,065	30,322	36,270	4,065
Market price, end of period	133.38	154.93	17.88	133.38	154.93	17.88
Price / Earnings	200.55	76.62	200.55	77.92	38.33	77.92
Price / Cash flow	209.65	41.20	209.65	66.59	31.62	66.59
Price / Net asset value	4.43	4.66	4.43	4.43	4.66	4.43

* Income statement items are translated into EUR at the average exchange rates during the period (1 Jan. - 30 June 2006 rate 746.09) Balance sheet items are translated at the exchange rates at the balance sheet date (30 June 2006, rate 745.92).

** Financial ratios are calculated according to the Danish Society of Financial Analysts' "Recommendations & Ratios 2005"

*** Comparative figures involving number of shares have been restated using a factor of 0.9995 for the effect of employees' exercise of warrants.

**** The comparative figures for 2005 have been restated due to the implementation of a change to IAS 39 "Financial instruments: Recognition and measurement".

H. Lundbeck A/S

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Appendix 2 – profit & loss

DKKm	2006 Q2	2005 Q2	2006 6 months	2005 6 months	2005 Full year
Revenue	2,198.2	2,284.7	4,430.7	4,503.2	9,069.8
Cost of sales	437.2	398.8	857.2	810.6	1,487.6
Distribution costs	645.8	640.7	1,233.5	1,157.7	2,336.7
Administrative expenses	358.4	313.9	677.8	614.1	1,302.5
PROFIT BEFORE RESEARCH COSTS	**756.8**	**931.3**	**1,662.2**	**1,920.8**	**3,943.0**
Research and development costs	487.6	425.1	942.3	785.4	1,781.9
PROFIT BEFORE OTHER OPERATING ITEMS	**269.2**	**506.2**	**719.9**	**1,135.4**	**2,161.1**
Other operating income/(expenses)	(0.6)	2.4	(0.5)	10.0	8.4
PROFIT FROM OPERATIONS	**268.6**	**508.6**	**719.4**	**1,145.4**	**2,169.5**
Income from investments in associates	(14.0)	(11.1)	(33.8)	(13.0)	(35.4)
Net financials	(32.2)	103.8	(113.9)	154.1	129.5
PROFIT BEFORE TAX	**222.4**	**601.3**	**571.7**	**1,286.5**	**2,263.6**
Tax on profit for the period	81.8	149.0	205.8	381.6	667.4
PROFIT FOR THE PERIOD	**140.6**	**452.3**	**365.9**	**904.9**	**1,596.2**
Profit for the period allocated to:					
Shareholders in the parent company	140.6	453.4	365.9	914.0	1,605.3
Minority interests	0.0	(1.1)	0.0	(9.1)	(9.1)
NET PROFIT FOR THE PERIOD	**140.6**	**452.3**	**365.9**	**904.9**	**1,596.2**
Earnings per share (EPS) (DKK)	0.67	2.03	1.71	4.05	7.15
Diluted earnings per share (DEPS) (DKK)	0.67	2.02	1.71	4.04	7.13

Number of shares for calculating EPS and DEPS

EPS, Q2 2006	211,133,473
DEPS, Q2 2006	211,459,555
EPS, H1 2006	213,424,050
DEPS, H1 2006	213,760,350

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 3 – balance sheet

DKKm	30.06.2006	30.06.2005	31.12.2005
ASSETS			
Intangible assets	1,639.5	1,598.4	1,671.2
Property, plant and equipment	3,551.2	3,379.8	3,480.4
Financial assets	226.8	442.6	445.3
Non-current assets	**5,417.5**	**5,420.8**	**5,596.9**
Inventories	1,201.7	1,285.4	1,267.1
Receivables	1,898.4	1,911.5	1,938.3
Available-for-sale financial assets	163.3	141.6	157.1
Other securities	1,788.0	24.0	2,210.6
Cash	507.8	2,914.8	458.1
Current assets	**5,559.2**	**6,277.3**	**6,031.2**
Assets	**10,976.7**	**11,698.1**	**11,628.1**
EQUITY AND LIABILITIES			
Share capital	1,136.7	1,170.5	1,136.1
Share premium	80.9	37.4	69.5
Retained earnings	5,113.9	6,288.4	6,286.1
Equity, H. Lundbeck A/S' shareholders	**6,331.5**	**7,496.3**	**7,491.7**
Minority interests	0.0	0.0	0.0
Equity	**6,331.5**	**7,496.3**	**7,491.7**
Provisions	506.7	384.6	522.5
Debt	1,432.8	383.4	377.8
Non-current liabilities	**1,939.5**	**768.0**	**900.3**
Provisions	1.0	26.3	8.1
Bank and mortgage debt	202.1	98.0	50.9
Trade payables	613.2	633.0	740.2
Prepayments from Forest	1,070.1	1,276.3	1,393.1
Other payables	819.3	1,400.2	1,043.8
Current liabilities	**2,705.7**	**3,433.8**	**3,236.1**
Total liabilities	**4,645.2**	**4,201.8**	**4,136.4**
Total equity and liabilities	**10,976.7**	**11,698.1**	**11,628.1**

H. Lundbeck A/S

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Appendix 4 – equity

2006	Share capital DKKm	Share premium DKKm	Retained earnings DKKm	H. Lundbeck A/S' shareholders total DKKm	Minority interests DKKm	Equity Group DKKm
Equity at 31.3.2006	**1,136.3**	**73.6**	**5,548.9**	**6,758.8**	**-**	**6,758.8**
Adjustment, deferred gains/losses, hedging	-	-	75.3	75.3	-	75.3
Realised gains/losses, hedging	-	-	11.7	11.7	-	11.7
Realised gains/losses, trading (transferred from hedging)	-	-	-	-	-	-
Exchange adjustment, associates	-	-	(3.1)	(3.1)	-	(3.1)
Fair value adjustment of available-for-sale financial assets	-	-	13.4	13.4	-	13.4
Tax on equity entries	-	-	(24.4)	(24.4)	-	(24.4)
Recognised directly in equity	**-**	**-**	**72.9**	**72.9**	**-**	**72.9**
Retained earnings	-	-	140.6	140.6	-	140.6
Total net income	**-**	**-**	**213.5**	**213.5**	**-**	**213.5**
Distribution of dividend, 24.4.2006, gross	-	-	(477.2)	(477.2)	-	(477.2)
Distribution of dividend, 24.4.2006, treasury shares	-	-	32.7	32.7	-	32.7
Capital increase through exercise of warrants	0.4	7.3	-	7.7	-	7.7
Buyback of treasury shares	-	-	(204.0)	(204.0)	-	(204.0)
Other transactions	**0.4**	**7.3**	**(648.5)**	**(640.8)**	**-**	**(640.8)**
Equity at 30.6.2006	**1,136.7**	**80.9**	**5,113.9**	**6,331.5**	**-**	**6,331.5**

2006	Share capital DKKm	Share premium DKKm	Retained earnings DKKm	H. Lundbeck A/S' shareholders total DKKm	Minority interests DKKm	Equity Group DKKm
Equity at 1.1.2006	**1,136.1**	**69.5**	**6,286.1**	**7,491.7**	**-**	**7,491.7**
Adjustment, deferred gains/losses, hedging	-	-	133.8	133.8	-	133.8
Realised gains/losses, hedging	-	-	57.7	57.7	-	57.7
Realised gains/losses, trading (transferred from hedging)	-	-	33.2	33.2	-	33.2
Exchange adjustment, associates	-	-	(5.7)	(5.7)	-	(5.7)
Fair value adjustment of available-for-sale financial assets	-	-	19.0	19.0	-	19.0
Tax on equity entries	-	-	(62.9)	(62.9)	-	(62.9)
Recognised directly in equity	**-**	**-**	**175.1**	**175.1**	**-**	**175.1**
Retained earnings	-	-	365.9	365.9	-	365.9
Total net income	**-**	**-**	**541.0**	**541.0**	**-**	**541.0**
Distribution of dividend, 24.4.2006, gross	-	-	(477.2)	(477.2)	-	(477.2)
Distribution of dividend, 24.4.2006, treasury shares	-	-	32.7	32.7	-	32.7
Capital increase through exercise of warrants	0.6	11.4	-	12.0	-	12.0
Buyback of treasury shares	-	-	(1,268.7)	(1,268.7)	-	(1,268.7)
Other transactions	**0.6**	**11.4**	**(1,713.2)**	**(1,701.2)**	**-**	**(1,701.2)**
Equity at 30.6.2006	**1,136.7**	**80.9**	**5,113.9**	**6,331.5**	**-**	**6,331.5**

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tel +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Appendix 5 – cash flow statement

DKKm	2006 Q2	2005 Q2	2006 6 months	2005 6 months	2005 Full year
Cash flows from operating activities	134.5	843.3	428.1	1,107.8	2,071.5
Cash flows from investing activities	(206.7)	(97.8)	(302.5)	(145.4)	(634.8)
Free cash flow	**(72.2)**	**745.5**	**125.6**	**962.4**	**1,436.7**
Cash flows from financing activities	532.0	(448.1)	(485.5)	(935.8)	(1,681.9)
Increase/(decrease) in cash and cash equivalents	**459.8**	**297.4**	**(359.9)**	**26.6**	**(245.2)**
Cash and cash equivalents at 1.1.	1,845.8	2,634.7	2,668.7	2,902.3	2,902.3
Unrealised exchange differences for the period	(9.8)	6.7	(13.0)	9.9	11.6
Increase/(decrease) for the period	459.8	297.4	(359.9)	26.6	(245.2)
Cash and cash equivalents at 30.6.	**2,295.8**	**2,938.8**	**2,295.8**	**2,938.8**	**2,668.7**

Interest-bearing net cash is composed as follows:

Cash and securities exclusive of treasury shares	2,295.8	2,938.8	2,295.8	2,938.8	2,668.7
Interest-bearing debt	(1,634.9)	(481.4)	(1,634.9)	(481.4)	(428.7)
Interest-bearing net cash at 30.6.	**660.9**	**2,457.4**	**660.9**	**2,457.4**	**2,240.0**

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Lundbeck

Meddelelse nr. 229

16. august 2006

Delrapport for 2. kvartal 2006

Bestyrelsen for H. Lundbeck A/S har i dag godkendt koncernens delrapport for 2. kvartal 2006, der som i foregående kvartal er negativt påvirket af, at Forest Laboratories, Inc. i 2006 nedbringer deres interne lager af escitalopram.

- Koncernens omsætning udgjorde i 2. kvartal 2006 DKK 2.198 mio., svarende til et fald på 4% i forhold til samme kvartal sidste år (2% fald målt i lokalvaluta).

- Omsætningen fra **Europa** udgjorde DKK 1.400 mio., svarende til en vækst på 9% i forhold til samme periode sidste år (10% vækst målt i lokalvaluta). Omsætningen fra **Internationale Markeder** udgjorde DKK 311 mio., svarende til en vækst på 12% (11% vækst målt i lokalvaluta).

- Omsætningen fra **USA** udgjorde DKK 430 mio. svarende til et fald på 35% (29% fald målt i lokalvaluta), hvilket skyldes en lavere leverance af bulk escitalopram til Forest som led i nedbringelsen af det interne lager af escitalopram hos Forest. Det reelle salg af Lexapro® på det amerikanske marked steg dog med 10% i 2. kvartal 2006 i forhold til samme periode sidste år. Ved udgangen af 2. kvartal 2006 var lageret nedbragt til et niveau svarende til cirka 13 måneders forventet forbrug.

- Resultat af primær drift udgjorde DKK 269 mio., svarende til et fald på 47% i forhold til samme kvartal sidste år, hvilket udover den ekstraordinære nedgang i indtægterne fra Lexapro® i 2006 skyldes øgede forsknings- og udviklingsomkostninger samt højere produktions- og administrationsomkostninger.

- Frit cash flow i 2. kvartal 2006 udgjorde DKK -72 mio. Det negative frie cash flow skyldes en tilbagebetaling til Forest vedrørende nedskrivning af det interne Celexa® lager hos Forest på DKK 114 mio.

- Lundbeck fastholder forventning til årets resultat af primær drift på cirka DKK 1,6 mia.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Hovedtal for perioden

Delrapporten er, for så vidt angår indregning og måling, udarbejdet i overensstemmelse med IFRS og hertil relaterede fortolkninger af International Accounting Standards Board (IASB), som forventes at være gældende for aflæggelsen af regnskabet for helåret 2006. Sammenligningstal er korrigeret som følge af implementeringen af IAS 39 'Finansielle instrumenter: Indregning og måling' pr. 1. januar 2005. Delrapporten er ikke revideret.

	2. kvt. 2006 DKK mio.	2. kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	1. kvt. 2006 DKK mio.
Omsætning	2.198	2.285	-4%	-2%	2.232
- Cipralex®	856	653	31%	32%	837
- Lexapro®	435	654	-34%	-26%	484
- Ebixa®	337	265	27%	27%	311
- Azilect®	17	0	-	-	8
- Serdolect®	2	-	-	-	1
- Andre lægemidler	495	645	-23%	-25%	536
- Anden omsætning	58	68	-14%	-16%	56
Omkostninger	1.930	1.776	9%	-	1.782
- Produktion	437	399	10%	-	420
- Distribution og administration	1.004	955	5%	-	907
- Forskning og udvikling	488	425	15%	-	455
- Andre driftsudgifter, netto	1	-2	-	-	0
Resultat af primær drift	269	509	-47%	-	451
Finansielle poster, netto	-32	104	-131%	-	-82
Periodens resultat	141	452	-69%	-	225
Resultat pr. aktie, EPS (DKK)	0,67	2,03	-67%	-	1,04
Frit cash flow	-72	746	-110%	-	198
Antal medarbejdere (ultimo)	5.090	5.027	-	-	5.065

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Omsætning i 2. kvartal 2006

Koncernens omsætning udgjorde DKK 2.198 mio., svarende til et fald på 4% i forhold til samme kvartal sidste år og et fald på 2% i forhold til 1. kvartal 2006. Reguleret for valutakursudsving faldt koncernens omsætning med 2% i forhold til samme kvartal sidste år.

Lundbeck koncern omsætning

	2. kvt. 2006 DKK mio.	2. kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	1. kvt. 2006 DKK mio.
Cipralex®	856	653	31%	32%	837
Lexapro®	435	654	-34%	-26%	484
Ebixa®	337	265	27%	27%	311
Azilect®	17	-	-	-	8
Serdolect®	2	-	-	-	1
Andre lægemidler	495	645	-23%	-25%	536
Anden omsætning	58	68	-14%	-16%	56
Samlet omsætning, koncern	2.198	2.285	-4%	-2%	2.232

Cipralex® og Ebixa® (til behandling af henholdsvis depression og Alzheimers sygdom) fortsætter fremgangen og sammen med de nyligt introducerede lægemidler Azilect® og Serdolect® (til behandling af henholdsvis Parkinsons sygdom og skizofreni) påvirker disse lægemidler koncernens omsætning positivt med en stigning på 32%. Denne stigning har mere end kompenseret for nedgangen i omsætningen fra koncernens andre lægemidler, der udgøres af en række ældre antidepressiva og antipsykotika.

På grund af nedbringelsen af internt lager hos Forest af escitalopram er koncernens indtægt vedrørende Lexapro® i USA som forventet lavere i forhold til samme periode sidste år. Indtægten vedrørende Lexapro® er lavere end samme periode sidste år svarende til et fald på 34%.

I 2. kvartal 2006 udgjorde omsætningen af nye lægemidler (Cipralex®/Lexapro®, Ebixa®, Azilect® og Serdolect®) 75% af koncernens omsætning i forhold til 69% i samme kvartal sidste år.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Europa

	2. kvt. 2006 DKK mio.	2. kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	1. kvt. 2006 DKK mio.
Cipralex®	697	534	31%	31%	670
Ebixa®	303	241	26%	26%	277
Azilect®	17	-	-	-	8
Serdolect®	2	-	-	-	1
Andre lægemidler	381	506	-25%	-25%	404
Samlet omsætning, Europa	1.400	1.281	9%	10%	1.360

I Europa fortsætter omsætningen med at vokse, hvilket primært er drevet af Cipralex® og Ebixa®, som fortsat erobrer markedsandele. Stigningen i omsætningen af nye lægemidler i Europa fortsætter således med at kompensere for nedgangen i omsætningen af andre lægemidler. Nedgangen blandt gruppen af andre lægemidler skyldes det fortsat faldende salg af citalopram, som er udsat for generisk konkurrence på alle markeder.

Kvartalsvis omsætning i Europa

(DKK mio.)	1.kvt. 2005	2.kvt. 2005	3.kvt. 2005	4.kvt. 2005	1.kvt. 2006	2.kvt. 2006
Omsætning af nye lægemidler	652	775	821	891	956	1019
Omsætning af andre lægemidler	535	506	463	432	404	381
Omsætning, Europa	1.187	1.281	1.284	1.323	1.360	1.400
Kvartalsvis vækst, sekventiel (%)	6%	8%	0%	3%	3%	3%

Med vækst i omsætningen fra Europa og den samtidige nedgang i indtægten vedrørende Lexapro® i USA udgør Europa i 2006 en større andel af koncernens samlede omsætning. I 2. kvartal 2006 udgjorde Europa 63% af koncernens omsætning i forhold til 56% i samme periode sidste år.

På de fleste markeder fortsætter **Cipralex®** med at vinde markedsandele understøttet af koncernens veludbyggede europæiske salgsinfrastruktur. Ved udgangen af juni 2006 havde Cipralex® en markedsandel på 11,7% af det europæiske marked for antidepressiva målt i værdi i forhold til 8,0% ved udgangen af 2. kvartal 2005.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Ebixa® havde ved udgangen af juni 2006 opnået en markedsandel på 14,7% af det europæiske marked for lægemidler til behandling af Alzheimers sygdom.

Azilect® er nu lanceret i en række lande i Europa og blev sidst i april 2006 introduceret i Spanien, som er blandt de største markeder i Europa inden for lægemidler til behandling af Parkinsons sygdom. Introduktionen er gået godt i Spanien og efter 3 måneder på markedet har Azilect® en markedsandel på 7,9% af det spanske marked målt i værdi. I Tyskland, som er det største marked i Europa og udgør mere end 25% af det europæiske marked for lægemidler til behandling af Parkinsons sygdom, har Azilect® opnået en markedsandel på 1,9% ved udgangen af juni 2006.

Serdolect® til behandling af skizofreni blev lanceret i Estland som det første land i Europa i januar måned. Siden er lanceringen påbegyndt i Danmark, Finland, Norge, Tjekkiet, Tyskland og Sverige.

USA

	2. kvt. 2006 DKK mio.	2. kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	1. kvt. 2006 DKK mio.
Lexapro®	435	654	-34%	-26%	484
Andre lægemidler	-5	4	-	-	4
Samlet omsætning, USA	430	658	-35%	-29%	488

Lundbecks indtægter fra salg af Lexapro® i USA udgjorde DKK 435 mio. i 2. kvartal 2006 i forhold til DKK 654 mio. i samme periode sidste år, svarende til et fald på 34%. Nedgangen i indtægterne fra Lexapro® er forventet og skyldes nedbringelse af det interne lager af escitalopram hos Forest. Ved udgangen af 2. kvartal 2006 var lageret nedbragt til et niveau svarende til omkring 13 måneders forventet forbrug.

Forest opnåede et salg af Lexapro® på USD 507 mio. i 2. kvartal 2006 mod USD 461 mio. i samme periode sidste år.

Ved udgangen af juni havde Lexapro® en markedsandel på cirka 17,2% af det samlede salg for antidepressiva i USA (N6A) og er således det næstmest udskrevne antidepressivum på det amerikanske marked. I den nærmeste fremtid forventes generiske kopier af det markedsledende antidepressivum – Zoloft® (sertralin) - at blive introduceret på det amerikanske marked. I de første uger efter lanceringen af generisk sertralin vil markedsandelen for nye recepter af Lexapro® af tekniske grunde falde, men vil efter cirka to måneder igen være tilbage på et

retvisende og normaliseret niveau. Det er koncernens forventning, at generisk sertralin vil få en neutral påvirkning på udviklingen i Lexapro®s markedsandel.

Antallet af recepter (TRx) for Lexapro® udskrevet i årets seks første måneder er steget med cirka 6,7% i forhold til samme periode sidste år. Tilsvarende er markedet opgjort i antal recepter (TRx) for nyere antidepressiva i USA steget med 4,8% i samme periode. Det er forventningen, at det amerikanske marked for antidepressiva vil udvikle sig svagt positivt i 2006.

Forudbetalingen fra Forest som opført på Lundbecks balance - forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger - udgjorde ved udgangen af juni 2006 DKK 1.070 mio. mod DKK 1.393 mio. ved udgangen af 2005. Det er fortsat forventningen, at forudbetalingen fra Forest vil udgøre cirka DKK 900 mio. ved udgangen af 2006 svarende til et forbrug på cirka 10 måneder.

Efter udløbet af regnskabsperioden offentliggjorde Lundbeck og Forest den 14. juli 2006, at U.S. District Court for the District of Delaware har afgjort, at USA patentet vedrørende escitalopram, den aktive substans i Lexapro®, er gyldigt, retskraftigt og krænket af Ivax/Tevas foreslåede generiske produkt, og derved bekræftet Lundbecks og Forests patentrettigheder i USA, som udløber i marts 2012. Det omhandlende patent i retssagen er U.S. Patent No. Re 34,712, som er gyldigt til marts 2012 og dækker escitalopram.

Lundbeck sikrer indtægter fra blandt andet Lexapro® ved hjælp af valutahedging. Lundbecks politik vedrørende valutahedging betyder, at valutakurstab og -gevinster på sikringstransaktioner henføres direkte til den transaktion, der er sikret. Sikring af koncernens valutaindtægter medfører, at disse reelt indregnes i regnskabet til terminskurserne, hvilket havde en resultateffekt på DKK 7 mio. i 2. kvartal 2006 mod DKK 24 mio. i samme periode sidste år i forhold til, at indtægterne var indregnet til periodens aktuelle kurser. Af den totale påvirkning hidrører DKK 11 mio. fra sikring af USD mod DKK 25 mio. i 2. kvartal 2005. Hedginggevinsten fra sikring af USD er primært henført til indtægterne fra salget af Lexapro®.

Pr. 30. juni 2006 er der indgået valutatermins- og optionskontrakter til dækning af valutapengestrømme, primært i EUR og USD, der modsvarer en værdi af ca. DKK 2,8 mia., hvoraf DKK 2,3 mia. behandles som hedgingkontrakter. De gennemsnitlige hedgingkurser pr. 30. juni 2006 udgjorde for euro 746,27 DKK/EUR og for amerikanske dollars 592,07 DKK/USD. Udskudt resultatføring af valutatab og gevinster, netto,

udgjorde DKK 34 mio. pr. 30. juni 2006 mod DKK -156 mio. pr. 30. juni 2005 og DKK -53 mio. pr. 31. marts 2006.

Den gennemsnitlige sikringskurs for det første halvår af 2007 vil for amerikanske dollars udgøre ca. 590 DKK/USD med de eksisterende hedgingkontrakter. Den tilsvarende kurs i første halvår af 2006 udgjorde ca. 583 DKK/USD. For regnskabsåret 2006 er den gennemsnitlige sikringskurs for amerikanske dollars ca. 584 DKK/USD.

Internationale Markeder

	2. kvt. 2006 DKK mio.	2. kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	1. kvt. 2006 DKK mio.
Cipralex®/Lexapro®	159	119	34%	32%	167
Ebixa®	34	24	41%	35%	34
Andre lægemidler	119	135	-12%	-13%	128
Samlet omsætning, Internationale Markeder	311	278	12%	11%	329

Omsætningen uden for Europa og USA steg med 12% i forhold til samme periode sidste år. I forhold til 1. kvartal i år er omsætningen faldet marginalt. Cipralex® er blandt de tre mest omsatte originale antidepressiva på flere væsentlige markeder og Ebixa® har opnået en markedsandel på 8,5% af antialzheimers markedet målt i værdi ved udgangen af juni 2006.

Omkostninger

Lundbecks samlede omkostninger eksklusive finansielle poster og skat udgjorde i 2. kvartal 2006 DKK 1.930 mio. svarende til en stigning på 9% i forhold til samme periode sidste år og en stigning på 8% i forhold til 1. kvartal 2006.

Produktionsomkostningerne i 2. kvartal udgjorde DKK 437 mio., svarende til cirka 20% af den samlede omsætning og en stigning på 10% i forhold til samme kvartal sidste år og 4% i forhold til 1. kvartal 2006. Produktionsomkostningerne i 2. kvartal 2006 har været påvirket af kvartalsvis variation i indirekte produktionsomkostninger allokeret til varelager samt øgede royalty betalinger til Ebixa®.

Distributionsomkostningerne udgjorde DKK 646 mio., svarende til en stigning på 1% i forhold til samme periode året før og en stigning på 10% i forhold til 1. kvartal 2006. Administrationsomkostningerne udgjorde DKK 358 mio., svarende til en stigning på 14% i forhold til samme periode året

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

før og 12% i forhold til 1. kvartal 2006. Stigningen i omkostninger til distribution i forhold til 1. kvartal 2006 skyldes primært øgede salgsfremmende aktiviteter i Frankrig, mens stigningen i administrationsomkostningerne er drevet af fordeling af omkostninger fra andre dele af organisationen samt et generelt forhøjet omkostningsniveau.

Forsknings- og udviklingsomkostningerne udgjorde i 2. kvartal 2006 DKK 488 mio., svarende til en stigning på 15% i forhold til samme periode sidste år og en stigning på 7% i forhold til 1. kvartal 2006.

Forsknings- og udviklingsomkostningerne udgjorde i 2. kvartal 2006 22% af omsætningen mod 19% i 2. kvartal 2005. Som tidligere udmeldt forventer Lundbeck, at forsknings- og udviklingsomkostningerne vil udgøre mere end 20% af den samlede koncernomsætning for 2006, som følge af, at omkostningerne til forskning og udvikling fastholdes trods den ekstraordinære nedgang i indtægter fra salg af Lexapro® i USA i 2006.

Afskrivninger, der er inkluderet i de enkelte omkostningsgrupper, udgjorde i 2. kvartal 2006 DKK 124 mio. mod DKK 121 mio. i samme periode sidste år.

Afskrivninger pr. omkostningsgruppe	2. kvt. 2006 DKK mio.	2. kvt. 2005 DKK mio.	Vækst i DKK	1. kvt. 2006 DKK mio.
Produktion	56	69	-19%	51
Distribution og administration	21	16	28%	26
Forskning og udvikling	47	36	30%	45
Samlet afskrivning	124	121	2%	122

Aktietilbagekøb

Lundbeck igangsatte i august 2005 et aktietilbagekøbsprogram på DKK 6 mia., der forventes afsluttet ved udgangen af 2007. Programmet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003 ('safe harbour'), som beskytter børsnoterede virksomheder mod overtrædelse af insiderlovgivning i forbindelse med aktietilbagekøb. Bestyrelsen har til hensigt på koncernens generalforsamling i 2007, at fremsætte forslag om, at aktiekapitalen nedbringes med et nominelt beløb, der svarer til den nominelle værdi af den aktiekapital, der tilbagekøbes i henhold til programmet.

På hver syvende handelsdag udsender Lundbeck en meddelelse vedrørende transaktioner foretaget under aktietilbagekøbsprogrammet, og som offentliggjort i fondsbørsmeddelelse nummer 224 den 10. juli 2006, er der pr. 30. juni 2006 tilbagekøbt 14.977.879 stk. aktier svarende til en transaktionsværdi på DKK 2.011.541.733 og en gennemsnitlig købskurs på DKK 134,3008.

Forskning og udvikling
Lundbeck har besluttet at bringe Lu AA21004 i klinisk fase II til behandling af depression i patienter. Lu AA21004 er Lundbecks mest fremskredne projekt inden for en ny kemisk klasse - bis-aryl-sulfanyl aminer. Disse projekters farmakologi er markant forskellig fra de antidepressiva, der markedsføres i dag.

Sammenlignet med godkendte antidepressiva har prækliniske modeller indikeret, at Lu AA21004 opfylder vigtige udækkede behov for patienter både med hensyn til hurtig indsættende virkning og forbedret effekt.

Den 24. maj offentliggjorde Lundbeck og Merck & Co., Inc. resultaterne fra to kliniske fase II-undersøgelser med gaboxadol på det 159. årsmøde i American Psychiatric Association (APA). Gaboxadol påviser i undersøgelser vedrørende primær insomni og forbigående insomni en forbedring på flere kliniske end-points samt en forlængelse af "slow wave sleep".

Gaboxadol er et stof, der undersøges i klinisk fase III vedrørende behandlingen af søvnløshed, og er den første selektive ekstrasynaptiske $GABA_A$ agonist (SEGA), som er en ny type sovemidler.

Endelig meddelte Lundbeck den 28. april, at koncernen har indsendt ansøgning om godkendelse af Cipralex® (escitalopram) til behandling af obsessiv-kompulsiv sygdom (OCD) i EU til de svenske sundhedsmyndigheder, der fungerer som referenceland i den gensidige europæiske godkendelsesproces.

Ansøgningen er baseret på undersøgelser med mere end 750 patienter, som viser, at Cipralex® er effektivt ved akut behandling og langtidsbehandling af OCD, og at stoffet kan nedbringe risikoen for tilbagefald væsentligt. I Europa er Cipralex® i dag godkendt til behandling af depression, generaliseret angst, panikangst og socialangst.

Finansielle poster

Samlet havde koncernen i 2. kvartal 2006 en finansiel netto-udgift på DKK 32 mio. i forhold til en netto-indtægt på DKK 104 mio. i samme periode sidste år.

	2. kvt. 2006 DKK mio.	2. kvt. 2005 DKK mio.	1. kvt. 2006 DKK mio.
Finansiel nettoindtægt	-32	104	-82
Netto renteindtægter	-17	41	-17
Urealiserede kursgevinster vedr. andre kapitalandele ekskl. valutakursreguleringer	0	1	0
Nettovalutaindtægter vedr. finansielle poster, fordelt på:	-15	62	-65
Nettoindtægter vedr. trading	32	-3	-35
Regnskabsmæssig omregning af valutaposter	-47	65	-30

Netto renteindtægter inklusive realiserede og urealiserede kursgevinster og kurstab på obligationsbeholdningen udgjorde i 2. kvartal 2006 DKK -17 mio. Afvigelsen fra sidste år skyldes kurstab på obligationsbeholdningen.

Regnskabsmæssige omregninger af valutaposter udgjorde i 2. kvartal en udgift på DKK 15 mio. hovedsagligt drevet af et fald i egenkapitalen i datterselskaber opgjort i fremmedvaluta.

Nettoindtægter vedrørende trading hidrører fra indtægter og udgifter fra instrumenter, der ikke opfylder betingelserne for hedging og indregnes direkte under finansielle poster til markedsværdi. Resultatnedjusteringen i februar 2006, som følge af ændring i lagerføringstid hos Forest, har betydet, at hedgingkontrakter er overført til tradingkontrakter. Den urealiserede resultateffekt indtægtsført i 2. kvartal 2006 i forbindelse hermed udgør cirka. DKK 38 mio.

Skat

Skatteudgiften i 2. kvartal 2006 udgjorde DKK 82 mio. mod DKK 149 mio. i samme periode sidste år. Den effektive skatteprocent udgjorde 37% mod 25% i 2. kvartal 2005 og 36% i 1. kvartal 2006. Skattesatsen for 2. kvartal 2006 var primært drevet af tab på regnskabsmæssige omregninger og underskud i associerede virksomheder.

For regnskabsåret 2006 forventer Lundbeck en effektiv skattesats på cirka 36% under forudsætning af uændrede valutakurser.

Periodens resultat
Resultat af primær drift udgjorde i 2. kvartal 2006 DKK 269 mio., svarende til et fald på 47% i forhold til samme periode sidste år.

Resultat før skat faldt 63% til DKK 222 mio. i forhold til samme periode sidste år, mens periodens resultat efter skat udgjorde DKK 141 mio., svarende til et fald på 69% i forhold til 2. kvartal 2005.

Investeringer
Lundbecks samlede nettoinvesteringer i 2. kvartal 2006 udgjorde DKK 207 mio. mod DKK 98 mio. i 2. kvartal 2005 og DKK 96 mio. i 1. kvartal 2006. I 2. kvartal 2006 har koncernen primært foretaget investeringer i forskningsfaciliteter i Lundbeck Research USA.

Pengestrømme
Lundbecks pengestrømme fra driftsaktiviteter udgjorde i 2. kvartal 2006 DKK 135 mio. mod DKK 843 mio. i samme periode sidste år og DKK 294 mio. i 1. kvartal 2006. Det frie cashflow udgjorde DKK -72 mio. i 2. kvartal 2006 mod DKK 746 mio. i samme periode sidste år. Ud over det forholdsmæssige lave driftsresultat har kvartalets frie cash flow været præget af tilbagebetaling til Forest vedrørende nedskrivning af Celexa® lager på DKK 114 mio., realiserede kurstab på koncernens obligationsbeholdning samt et højere investeringsniveau end i samme periode året før.

Pengestrømme fra finansieringsaktiviteter udgjorde DKK 532 mio., hvilket primært udgøres af optagelse af langfristet gæld på DKK 1.100 mio. som led i det løbende finansielle beredskab og udbyttebetaling på DKK 445 mio. I samme periode sidste år udgjorde pengestrømme fra finansieringsaktiviteter DKK -448 mio. og i 1. kvartal 2006 udgjorde de DKK –1.018 mio.

Lundbecks rentebærende nettolikviditet (koncernens beholdning af likvider og værdipapirer med fradrag af rentebærende gæld) udgjorde ved udgangen af 2. kvartal 2006 DKK 661 mio. mod DKK 2.457 mio. ved udgangen af 2. kvartal 2005 og DKK 1.375 mio. ved udgangen af 1. kvartal 2006. Foruden den rentebærende nettolikviditet har Lundbeck uudnyttede kreditfaciliteter på DKK 2,0 mia.

Uudnyttede kreditfaciliteter består af trækningsrettigheder på koncernens pengeinstitutter (kassekreditter) samt garanterede lånetilsagn.

Egenkapital

Egenkapitalen udgjorde pr. 30. juni 2006 DKK 6.332 mio. mod DKK 7.496 mio. pr. 30. juni 2005 og DKK 6.759 mio. pr. 31. marts 2006. Egenkapitalforrentningen udgjorde i 2. kvartal 2006 2,1% mod 6,0% i samme periode sidste år og 3,2% i 1. kvartal 2006. Detaljeret udvikling i egenkapitalen er vist i bilag 4.

Incitamentsordninger

Lundbeck har etableret incitamentsprogrammer for ledende medarbejdere og nøglemedarbejdere, som er omfattet af bestemmelserne i IFRS 2 'Aktiebaseret vederlæggelse'.

Egenkapitalafregnede ordninger

Lundbeck har i september 2005 tildelt medlemmerne af H. Lundbeck A/S's direktion samt danske og udenlandske direktører, der er udpeget af H. Lundbeck A/S's direktion, og som er ansat i H. Lundbeck A/S eller H. Lundbeck A/S's datterselskaber tegningsoptioner (egenkapitalafregnet aflønningsordning), som er omfattet af bestemmelserne i IFRS 2.

I henhold til bestemmelserne i IFRS 2 er denne ordning omfattet af kravet om omkostningsførelse på tildelingstidspunktet, og der vil således ikke ske løbende værdiregulering og ordningen vil derfor ikke påvirke koncernregnskabet.

Lundbeck har i januar 2004 tildelt ledelsen og en række nøglemedarbejdere tegningsoptioner (egenkapitalafregnet aflønningsordning), som er omfattet af overgangsbestemmelserne i IFRS 2, idet denne ordning er etableret efter 7. november 2002 med retserhvervelsestidspunkt inden 1. januar 2005. I henhold til overgangsbestemmelserne i IFRS 2 er denne ordning ikke omfattet af kravet om omkostningsførelse og vil således ikke påvirke koncernregnskabet.

Forpligtelsen baseret på Black Scholes formlen var pr. 30. juni 2006 DKK 54 mio.

Gældsordninger

I 2002 blev der etableret en aktiekursbaseret ordning for medarbejdere i de udenlandske selskaber samt i 2004 en ny aktiekursbaseret ordning for nøglemedarbejdere i koncernens amerikanske selskaber.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Værdireguleringen pr. 30. juni 2006 af 'gældsordninger', herunder udnyttede ordninger, er indgået i resultatopgørelsen med en marginal omkostning i 2. kvartal 2006. Forpligtelsen for de gældsbaserede aflønningsordninger baseret på Black Scholes formlen var pr. 30. juni 2006 DKK 7 mio.

Finansiel forventning til 2006 og finansielt mål for 2007
Lundbeck fastholder forventning til et resultat af primær drift på cirka DKK 1,6 mia. i 2006 samt det finansielle mål for 2007 om en overskudsgrad på 25%, som senest udmeldt i forbindelse med aflæggelse af 1. kvartalsrapport for 2006 den 9. maj 2006.

Finansiel forventning og mål

	2006 forventning	2007 mål
Resultat af primær drift	Cirka DKK 1,6 mia.	-
Overskudsgrad	-	25%*

* Eksklusive potentiel milepælsbetaling på USD 75 mio. fra Merck & Co., Inc.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Telefonkonference
Lundbeck afholder i dag kl. 15:00 en telefonkonference for kapitalmarkedets interessenter, som kan følges på koncernens hjemmeside www.lundbeck.com under sektionen 'Investors' - 'Presentations' – 'Teleconference'.

Fremadrettede udsagn
Denne meddelelse indeholder udsagn om fremtiden ('forward-looking statements'), som omfatter bl.a. forventninger eller prognoser vedrørende begivenheder såsom introduktion af nye produkter, produktgodkendelser og økonomiske resultater.

Udsagn om fremtiden er i sagens natur forbundet med risici, usikkerhedsfaktorer og unøjagtige antagelser. Dette kan medføre, at de faktiske resultater afviger væsentligt fra de anførte forventninger. Faktorer, der kan påvirke fremtidige resultater, er blandt andet rente- og valutasvingninger, forsinkelser i eller fejlslagne udviklingsprojekter, produktionsproblemer, misligholdelse eller uventet opsigelse af kontrakter, prisreduktioner dikteret af nationale myndigheder eller som følge af markedsdrevne prisnedsættelser på Lundbecks produkter, lancering af konkurrerende produkter, Lundbecks evne til at markedsføre såvel nye som eksisterende produkter, produktansvarssager og andre retssager, ændring af tilskudsregler og statslige love og dertil knyttede fortolkninger heraf samt uventede omkostnings- og udgiftsstigninger.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Ledelsespåtegning
Bestyrelse og direktion har behandlet og vedtaget delårsrapport for H. Lundbeck A/S.

Delårsrapporten, som er urevideret, er udarbejdet i overensstemmelse med de af Københavns Fondsbørs fastlagte retningslinjer og, for så vidt angår indregning og måling, udarbejdet i overensstemmelse med IFRS og hertil relaterede fortolkninger af International Accounting Standards Board (IASB), som forventes at være gældende for aflæggelsen af regnskabet for helåret 2006.

Det er vor opfattelse, at delårsrapporten giver et retvisende billede af koncernens finansielle stilling pr. 30. juni 2006 samt af resultatet af koncernens aktiviteter og pengestrømme for perioden 1. april – 30. juni 2006.

Valby, den 16. august 2006

Bestyrelse

Flemming Lindeløv
Formand

Thorleif Krarup
Næstformand

Lars Bruhn

Kim Rosenville Christensen
Medarbejdervalgt

Peter Kürstein

Mats Pettersson

Birgit Bundgaard Rosenmeier
Medarbejdervalgt

William Watson
Medarbejdervalgt

Jes Østergaard

Direktion

Claus Bræstrup
Koncernchef, adm. direktør

Lars Bang
Koncerndirektør

Ole Chrintz
Koncerndirektør

Hans Henrik Munch-Jensen
Koncerndirektør, økonomidirektør

Stig Løkke Pedersen
Koncerndirektør

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Koncernen havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Bilag 1 – nøgletal

Koncern	2006 2. kvt.	2005 2. kvt.	2006 2. kvt.	2006 6 mdr.	2005 6 mdr.	2006 6 mdr.
HOVEDTAL	DKK mio.	DKK mio. ****	EUR mio. *	DKK mio.	DKK mio. ****	EUR mio. *
Nettoomsætning	2.198,2	2.284,7	294,6	4.430,7	4.503,2	593,9
Resultat af primær drift	268,6	508,6	36,0	719,4	1.145,4	96,4
Finansielle poster, netto	(32,2)	103,8	(4,3)	(113,9)	154,1	(15,3)
Resultat før skat	222,4	601,3	29,8	571,7	1.286,5	76,6
Skat	81,8	149,0	11,0	205,8	381,6	27,6
Periodens resultat	140,6	452,3	18,8	365,9	904,9	49,0
Egenkapital	6.331,5	7.496,3	848,8	6.331,5	7.496,3	848,8
Aktiver	10.976,7	11.698,1	1.471,6	10.976,7	11.698,1	1.471,6
Pengestrømme fra driftsaktivitet	134,5	843,3	18,0	428,1	1.107,8	57,4
Frit cash flow	(72,2)	745,5	(9,7)	125,6	962,4	16,8
NØGLETAL **	%	%	%	%	%	%
Overskudsgrad	12,2	22,3	12,2	16,2	25,4	16,2
Afkastningsgrad	3,7	7,9	3,7	9,8	16,7	9,8
Forsknings- og udviklingsomkostninger i % af omsætning	22,2	18,6	22,2	21,3	17,4	21,3
Egenkapitalforrentning	2,1	6,0	2,1	5,3	11,9	5,3
Egenkapitalandel	57,7	64,1	57,7	57,7	64,1	57,7
AKTIEDATA***	DKK	DKK	EUR	DKK	DKK	EUR
Resultat pr. aktie (EPS)	0,67	2,03	0,09	1,71	4,05	0,23
Resultat pr. aktie, udvandet (DEPS)	0,67	2,02	0,09	1,71	4,04	0,23
Cashflow pr. aktie	0,64	3,76	0,09	2,00	4,90	0,27
Indre værdi pr. aktie	30,10	33,25	4,04	30,10	33,25	4,04
Markedsværdi (mio.)	30.322	36.270	4.065	30.322	36.270	4.065
Børskurs, ultimo perioden	133,38	154,93	17,88	133,38	154,93	17,88
Price/Earnings	200,55	76,62	200,55	77,92	38,33	77,92
Price/Cashflow	209,65	41,20	209,65	66,59	31,62	66,59
Kurs/Indre værdi	4,43	4,66	4,43	4,43	4,66	4,43

* Resultatopgørelsens poster omregnes til EUR til periodens gennemsnitlige valutakurs (1. januar - 30. juni 2006, kurs 746,09). Balancen er omregnet til statusdagens kurs (30. juni 2006, kurs 745,92).

** Beregningen af nøgletal følger Den Danske Finansanalytikerforenings "Anbefalinger og nøgletal 2005".

*** Sammenligningstal, hvori antal aktier indgår, er korrigeret med en justeringsfaktor på 0,9995 for effekten af medarbejderes udnyttelse af tegningsoptioner.

**** Sammenligningstal for 2005 er korrigeret som følge af implementeringen af en ændring i IAS 39 Finansielle instrumenter: Indregning og måling.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Bilag 2 – resultatopgørelse

DKK mio.	2006 2. kvt.	2005 2. kvt.	2006 6 mdr.	2005 6 mdr.	2005 Hele året
Nettoomsætning	2.198,2	2.284,7	4.430,7	4.503,2	9.069,8
Produktionsomkostninger	437,2	398,8	857,2	810,6	1.487,6
Distributionsomkostninger	645,8	640,7	1.233,5	1.157,7	2.336,7
Administrationsomkostninger	358,4	313,9	677,8	614,1	1.302,5
RESULTAT FØR FORSKNINGSOMKOSTNINGER	**756,8**	**931,3**	**1.662,2**	**1.920,8**	**3.943,0**
Forsknings- og udviklingsomkostninger	487,6	425,1	942,3	785,4	1.781,9
RESULTAT FØR ANDRE DRIFTSPOSTER	**269,2**	**506,2**	**719,9**	**1.135,4**	**2.161,1**
Andre driftsindtægter/(-udgifter)	(0,6)	2,4	(0,5)	10,0	8,4
RESULTAT AF PRIMÆR DRIFT	**268,6**	**508,6**	**719,4**	**1.145,4**	**2.169,5**
Resultatandele, associerede virksomheder	(14,0)	(11,1)	(33,8)	(13,0)	(35,4)
Finansielle poster, netto	(32,2)	103,8	(113,9)	154,1	129,5
RESULTAT FØR SKAT	**222,4**	**601,3**	**571,7**	**1.286,5**	**2.263,6**
Skat af periodens resultat	81,8	149,0	205,8	381,6	667,4
PERIODENS RESULTAT	**140,6**	**452,3**	**365,9**	**904,9**	**1.596,2**
Periodens resultat fordelt på:					
Aktionærer i moderselskabet	140,6	453,4	365,9	914,0	1.605,3
Minoritetsinteresser	0,0	(1,1)	0,0	(9,1)	(9,1)
PERIODENS RESULTAT	**140,6**	**452,3**	**365,9**	**904,9**	**1.596,2**
Resultat pr. aktie (EPS) (DKK)	0,67	2,03	1,71	4,05	7,15
Resultat pr. aktie, udvandet (DEPS) (DKK)	0,67	2,02	1,71	4,04	7,13

Antal aktier til beregning af EPS og DEPS

EPS, 2. kvartal 2006	211.133.473
DEPS, 2. kvartal 2006	211.459.555
EPS, 1. halvår 2006	213.424.050
DEPS, 1. halvår 2006	213.760.350

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Bilag 3 – balance

DKK mio.	30.06.2006	30.06.2005	31.12.2005
AKTIVER			
Immaterielle aktiver	1.639,5	1.598,4	1.671,2
Materielle aktiver	3.551,2	3.379,8	3.480,4
Finansielle aktiver	226,8	442,6	445,3
Langfristede aktiver	**5.417,5**	**5.420,8**	**5.596,9**
Varebeholdninger	1.201,7	1.285,4	1.267,1
Tilgodehavender	1.898,4	1.911,5	1.938,3
Finansielle aktiver disponible for salg	163,3	141,6	157,1
Andre værdipapirer	1.788,0	24,0	2.210,6
Likvide beholdninger	507,8	2.914,8	458,1
Kortfristede aktiver	**5.559,2**	**6.277,3**	**6.031,2**
Aktiver	**10.976,7**	**11.698,1**	**11.628,1**
PASSIVER			
Selskabskapital	1.136,7	1.170,5	1.136,1
Indbetalt overkurs	80,9	37,4	69,5
Overført resultat	5.113,9	6.288,4	6.286,1
Egenkapital, H. Lundbeck A/S' aktionærer	**6.331,5**	**7.496,3**	**7.491,7**
Minoritetsinteresser	0,0	0,0	0,0
Egenkapital	**6.331,5**	**7.496,3**	**7.491,7**
Hensatte forpligtelser	506,7	384,6	522,5
Gældsforpligtelser	1.432,8	383,4	377,8
Langfristede forpligtelser	**1.939,5**	**768,0**	**900,3**
Hensatte forpligtelser	1,0	26,3	8,1
Bank- og prioritetsgæld	202,1	98,0	50,9
Leverandørgæld	613,2	633,0	740,2
Forudbetalinger fra Forest	1.070,1	1.276,3	1.393,1
Anden gæld	819,3	1.400,2	1.043,8
Kortfristede forpligtelser	**2.705,7**	**3.433,8**	**3.236,1**
Forpligtelser	**4.645,2**	**4.201,8**	**4.136,4**
Passiver	**10.976,7**	**11.698,1**	**11.628,1**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 4 – egenkapital

2006	Selskabs-kapital DKK mio.	Indbetalt overkurs DKK mio.	Overført resultat DKK mio.	Egenkapital H. Lundbeck A/S' aktionærer DKK mio.	Minoritets-interesser DKK mio.	Egenkapital koncern DKK mio.
Egenkapital 31.3.2006	**1.136,3**	**73,6**	**5.548,9**	**6.758,8**	**-**	**6.758,8**
Regulering, udskudte kursgevinster/-tab, hedging	-	-	75,3	75,3	-	75,3
Realiserede kursgevinster/-tab, hedging	-	-	11,7	11,7	-	11,7
Realiserede kursgevinster/-tab, trading (overført fra hedging)	-	-	-	-	-	-
Kursregulering, associerede virksomheder	-	-	(3,1)	(3,1)	-	(3,1)
Dagsværdiregulering af finansielle aktiver disponible for salg	-	-	13,4	13,4	-	13,4
Skat af egenkapitalposteringer	-	-	(24,4)	(24,4)	-	(24,4)
Indregnet direkte på egenkapitalen	**-**	**-**	**72,9**	**72,9**	**-**	**72,9**
Overført af årets resultat	-	-	140,6	140,6	-	140,6
Nettoindtægter i alt	**-**	**-**	**213,5**	**213,5**	**-**	**213,5**
Udloddet udbytte 24.4.2006, brutto	-	-	(477,2)	(477,2)	-	(477,2)
Udloddet udbytte 24.4.2006, egne aktier	-	-	32,7	32,7	-	32,7
Kapitalforhøjelse ved udnyttelse af tegningsoptioner	0,4	7,3	-	7,7	-	7,7
Tilbagekøb af egne aktier	-	-	(204,0)	(204,0)	-	(204,0)
Øvrige transaktioner	**0,4**	**7,3**	**(648,5)**	**(640,8)**	**-**	**(640,8)**
Egenkapital 30.6.2006	**1.136,7**	**80,9**	**5.113,9**	**6.331,5**	**-**	**6.331,5**

2006	Selskabs-kapital DKK mio.	Indbetalt overkurs DKK mio.	Overført resultat DKK mio.	Egenkapital H. Lundbeck A/S' aktionærer DKK mio.	Minoritets-interesser DKK mio.	Egenkapital koncern DKK mio.
Egenkapital 1.1.2006	**1.136,1**	**69,5**	**6.286,1**	**7.491,7**	**-**	**7.491,7**
Regulering, udskudte kursgevinster/-tab, hedging	-	-	133,8	133,8	-	133,8
Realiserede kursgevinster/-tab, hedging	-	-	57,7	57,7	-	57,7
Realiserede kursgevinster/-tab, trading (overført fra hedging)	-	-	33,2	33,2	-	33,2
Kursregulering, associerede virksomheder	-	-	(5,7)	(5,7)	-	(5,7)
Dagsværdiregulering af finansielle aktiver disponible for salg	-	-	19,0	19,0	-	19,0
Skat af egenkapitalposteringer	-	-	(62,9)	(62,9)	-	(62,9)
Indregnet direkte på egenkapitalen	**-**	**-**	**175,1**	**175,1**	**-**	**175,1**
Overført af årets resultat	-	-	365,9	365,9	-	365,9
Nettoindtægter i alt	**-**	**-**	**541,0**	**541,0**	**-**	**541,0**
Udloddet udbytte 24.4.2006, brutto	-	-	(477,2)	(477,2)	-	(477,2)
Udloddet udbytte 24.4.2006, egne aktier	-	-	32,7	32,7	-	32,7
Kapitalforhøjelse ved udnyttelse af tegningsoptioner	0,6	11,4	-	12,0	-	12,0
Tilbagekøb af egne aktier	-	-	(1.268,7)	(1.268,7)	-	(1.268,7)
Øvrige transaktioner	**0,6**	**11,4**	**(1.713,2)**	**(1.701,2)**	**-**	**(1.701,2)**
Egenkapital 30.6.2006	**1.136,7**	**80,9**	**5.113,9**	**6.331,5**	**-**	**6.331,5**

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Bilag 5 - pengestrømsopgørelse

DKK mio.	2006 2. kvt.	2005 2. kvt.	2006 6 mdr.	2005 6 mdr.	2005 Hele året
Pengestrømme fra driftsaktivitet	134,5	843,3	428,1	1.107,8	2.071,5
Pengestrømme fra investeringsaktivitet	(206,7)	(97,8)	(302,5)	(145,4)	(634,8)
Frit cash flow	**(72,2)**	**745,5**	**125,6**	**962,4**	**1.436,7**
Pengestrømme fra finansieringsaktivitet	532,0	(448,1)	(485,5)	(935,8)	(1.681,9)
Ændring i likvider	**459,8**	**297,4**	**(359,9)**	**26,6**	**(245,2)**
Likvider 1.1.	1.845,8	2.634,7	2.668,7	2.902,3	2.902,3
Periodens urealiserede kursreguleringer	(9,8)	6,7	(13,0)	9,9	11,6
Periodens ændring	459,8	297,4	(359,9)	26,6	(245,2)
Likvider ultimo perioden	**2.295,8**	**2.938,8**	**2.295,8**	**2.938,8**	**2.668,7**

Den rentebærende nettolikviditet kan opgøres således:

Likvide beholdninger og værdipapirer ekskl. egne aktier	2.295,8	2.938,8	2.295,8	2.938,8	2.668,7
Rentebærende gæld	(1.634,9)	(481,4)	(1.634,9)	(481,4)	(428,7)
Rentebærende nettolikviditet ultimo perioden	**660,9**	**2.457,4**	**660,9**	**2.457,4**	**2.240,0**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 228

26 July 2006

Reduction of the share capital of H. Lundbeck A/S has been effected

At the ordinary general meeting of H. Lundbeck A/S on 24 April 2005 it was decided to reduce the share capital of the company by nominally DKK 77,859,540 of the company's holding of own shares.

Statutory notice to creditors has been inserted in the Danish Commerce and Companies Agency's electronic information system on 25 April 2005, and the time-limit for sending in claims expired on 25 July 2005; no claims were received.

Accordingly, the Danish Commerce and Companies Agency has today been notified finally of the reduction of the capital.

After the reduction of the capital the share capital of H. Lundbeck A/S amounts to DKK 1,058,804,025 corresponding to 211,760,805 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Meddelelse nr. 228

26. juli 2006

Gennemførelse af kapitalnedsættelse i H. Lundbeck A/S

På H. Lundbeck A/S' ordinære generalforsamling den 24. april 2006 blev det besluttet at nedsætte selskabets aktiekapital med nominelt DKK 77.859.540 af selskabets beholdning af egne aktier.

Beslutningen har været offentliggjort i Erhvervs- og Selskabsstyrelsens EDB-informationssystem den 25. april 2006, og proklamafristen er udløbet den 25. juli 2006 uden indsigelser.

Kapitalnedsættelsen er derfor i dag endeligt anmeldt til Erhvervs- og Selskabsstyrelsen.

Efter kapitalnedsættelsen udgør aktiekapitalen i H. Lundbeck A/S nominelt DKK 1.058.804.025 svarende til 211.760.805 aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 227

18 July 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	15,146,244	134.2891	2,033,975,366
10 July 2006	12,220	134.8497	1,647,864
11 July 2006	50,238	134.1443	6,739,140
12 July 2006	67,889	133.3762	9,054,777
13 July 2006	44,128	132.3451	5,840,127
14 July 2006	-	-	-
17 July 2006	-	-	-
18 July 2006	-	-	-
Accumulated under the program	15,320,719	134.2794	2,057,257,273

Following the above buyback Lundbeck owns a total of 17,603,484 own shares at a nominal value of DKK 5, equal to 7.74% of the total number of 227,332,713 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Meddelelse nr. 227

18. juli 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	15.146.244	134,2891	2.033.975.366
10. juli 2006	12.220	134,8497	1.647.864
11. juli 2006	50.238	134,1443	6.739.140
12. juli 2006	67.889	133,3762	9.054.777
13. juli 2006	44.128	132,3451	5.840.127
14. juli 2006	-	-	-
17. juli 2006	-	-	-
18. juli 2006	-	-	-
Akkumuleret under programmet	15.320.719	134,2794	2.057.257.273

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 17.603.484 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 7,74% af det samlede antal på 227.332.713 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 226

14 July 2006

Lundbeck and Forest announce federal court upholds Lexapro® patent

H. Lundbeck A/S and Forest Laboratories, Inc. said today that the U.S. District Court for the District of Delaware has determined that the U.S. patent covering escitalopram, the active ingredient in Lexapro®, is both valid, enforceable and infringed by Ivax/Teva's proposed generic product, thereby confirming Lundbeck's and Forest's patent rights for Lexapro®, which expire in March 2012.

Judge Joseph J. Farnan ruled in Lundbeck's and in Forest's favor in a lawsuit brought by Lundbeck and its partner Forest against the generic manufacturer Ivax/Teva.

The patent at issue in the U.S. lawsuit is Lexapro's patent (U.S. Patent No. Re 34,712), which is set to expire in March 2012 and covers substantially pure escitalopram.

Forest forward-looking statement

Except for the historical information contained herein, this release contains "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. These statements involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in the Forest Laboratories' SEC reports, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006.

Lundbeck forward-looking statement

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Forest contacts

Charles E. Triano
Vice President - Investor Relations
+1 (212) 224-6714

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Anders Schroll Manager +45 36 43 20 81	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Forest Laboratories, Inc.
Forest Laboratories (www.frx.com) is a US-based pharmaceutical company dedicated to identifying, developing, and delivering products that make a positive difference in peoples' lives. Forest Laboratories' growing product line includes Lexapro® (escitalopram oxalate), an SSRI indicated for adults for the initial and maintenance treatment of major depressive disorder and for generalized anxiety disorder; Namenda® (memantine HCl), an N-methyl-D-aspartate (NMDA)-receptor antagonist indicated for the treatment of moderate to severe Alzheimer's disease; Benicar®* (olmesartan medoxomil), an angiotensin receptor blocker, and Benicar* HCT® (olmesartan medoxomil-hydrochlorothiazide), an angiotensin receptor blocker and diuretic combination product, each indicated for the treatment of hypertension; and Campral®* (acamprosate calcium), indicated in combination with psychosocial support for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation.

*Benicar is a registered trademark of Sankyo Pharma, Inc., and Campral is a registered trademark of Merck Santé s.a.s., subsidiary of Merck KGaA, Darmstadt, Germany.

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 226

14. juli 2006

Lundbeck og Forest meddeler, at forbundsdomstol opretholder Lexapro® patent

H. Lundbeck A/S og Forest Laboratories, Inc. har i dag meddelt, at U.S. District Court for the District of Delaware har afgjort, at USA patentet vedrørende escitalopram, den aktive substans i Lexapro®, er gyldigt, retskraftigt og krænket af Ivax/Tevas foreslåede generiske produkt, og bekræfter derved Lundbecks og Forests patentrettigheder i USA, som udløber i marts 2012.

Dommer Joseph J. Farnan afgjorde sagen til Lundbecks og Forests fordel i en sag anlagt af Lundbeck og dets partner Forest mod den generiske producent Ivax/Teva.

Det omhandlende patent i retssagen er Lexapro patent (U.S. Patent No. Re 34,712), som er gyldigt til marts 2012 og dækker ren escitalopram.

Forests fremadrettede udsagn

Bortset fra de historiske oplysninger indeholder denne meddelelse "forward-looking statements" (fremadrettede udsagn) som defineret i den amerikanske Private Securities Litigation Reform Act of 1995. Disse udsagn omfatter flere risici og usikkerhed, herunder vanskeligheden ved at forudsige godkendelser fra FDA, markedsaccept og efterspørgsel af nye lægemidler, påvirkningen fra konkurrerende lægemidler og prisfastsættelse, rettidig udvikling og lancering af nye lægemidler, samt de risikofaktorer, der fra tid til anden anføres i selskabets rapportering til SEC, herunder selskabets årsrapport på formular 10-K for regnskabsåret 2005/2006.

Lundbecks fremadrettede udsagn

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Forest kontakt

Charles E. Triano
Vice President - Investor Relations
+1 (212) 224-6714

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Anders Schroll Manager Tlf. 36 43 20 81	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Forest Laboratories, Inc.

Forest Laboratories (www.frx.com) er et amerikansk farmaceutisk selskab dedikeret til at identificere, udvikle og markedsføre lægemidler, der gør en positive forskel i menneskers liv. Forest Laboratories' voksende produktprogram omfatter: Lexapro® (escitalopram oxalat), som er et SSRI antidepressivt middel til initial og vedligeholdelsesbehandling af depression og til generaliseret angst hos voksne; Namenda® (memantin HCI), en N-methyl-D-aspartat (NMDA)-receptoragonist til behandling af moderat til svær Alzheimers sygdom; Benicar® * (olmesartan medoxomil), en angiotensin receptor-blokker til behandling af hypertension; Benicar HCT® * (olmesartan medoxomil hydrochlorothiazid), en angiotensin receptor-blokker og et diuretisk kombinationsprodukt til andenlinjebehandling af hypertension; Campral® *(acamprosat calcium), en glutamat receptor modulator til opretholdelse af alkoholabstinens hos alkoholafhængige patienter, som er abstinente ved behandlingens start i kombination med psykosocial behandling.
* Benicar er et registreret varemærke hos Sankyo Pharma, Inc. og Campral er et registreret varemærke hos Merck Santé s.a.s., datterselskab af Merck KgaA, Darmstadt, Tyskland.

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 225

11 July 2006

H. Lundbeck A/S and Forest Laboratories, Inc. file lawsuit against Caraco Pharmaceutical Laboratories, Ltd. for patent infringement

H. Lundbeck A/S, Forest Laboratories, Inc., and Forest Laboratories Holdings, Ltd. announced that they have filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against Caraco Pharmaceutical Laboratories, Ltd. for infringement of U.S. Patent Re. No. 34,712, which relates to Forest's Lexapro® product.

Forest has received notification from Caraco Pharmaceutical Laboratories, Ltd. that it filed an Abbreviated New Drug Application (ANDA) with a Paragraph IV Certification for a generic equivalent to Lexapro®.

Howard Solomon, Chairman and Chief Executive Officer of Forest, said: "We believe the patent on Lexapro is valid and enforceable. Just as we did in our prior patent litigations against Ivax Pharmaceuticals and Alphapharm, we intend to prosecute this lawsuit vigorously."

Forest forward-looking statement

Except for the historical information contained herein, this release contains "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. These statements involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in the Forest Laboratories' SEC reports, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006.

Lundbeck forward-looking statement

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Forest contacts

Charles E. Triano
Vice President - Investor Relations
+1 (212) 224-6714

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media Contact	Anders Schroll Manager +45 36 43 20 81	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Forest Laboratories, Inc.
Forest Laboratories' growing line of products includes: Lexapro® (escitalopram oxalate), an SSRI antidepressant indicated for the initial and maintenance treatment of major depressive disorder and for generalized anxiety disorder in adults; Namenda® (memantine HCl), an N-methyl-D-aspartate (NMDA)- receptor antagonist indicated for the treatment of moderate to severe Alzheimer's disease; Benicar® (olmesartan medoxomil), an angiotensin receptor blocker indicated for the treatment of hypertension; Benicar HCT® (olmesartan medoxomil hydrochlorothiazide), an angiotensin receptor blocker and diuretic combination product indicated for the second-line treatment of hypertension; Campral® (acamprosate calcium), a glutamate receptor modulator, indicated for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation in combination with psychosocial support; and Combunox™(Oxycodone HCl and Ibuprofen), an opioid and NSAID combination indicated for the short-term management of acute, moderate to severe pain. Further information is available at http://www.frx.com

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 225

11. juli 2006

H. Lundbeck A/S og Forest Laboratories, Inc. anlægger sag mod Caraco Pharmaceutical Laboratories, Ltd. for patentkrænkelse

H. Lundbeck A/S og Forest Laboratories, Inc., samt Forest Laboratories Holdings, Ltd. har meddelt, at de sammen har anlagt sag ved U.S. District Court for the Eastern District of Michigan mod Caraco Pharmaceutical Laboratories, Ltd. for krænkelse af U.S. Patent Re. No. 34,712, som vedrører Forests produkt Lexapro®.

Forest har tidligere modtaget en meddelelse fra Caraco Pharmaceutical Laboratories, Ltd. om at Caraco har indsendt en lægemiddelansøgning om godkendelse efter forkortet procedure med en såkaldt paragraf-IV-certificering for en generisk version af Lexapro®.

Howard Solomon, bestyrelsesformand og administrerende direktør for Forest, siger: "Vi mener, at patentet på Lexapro er gyldigt og retskraftigt. På samme måde som vi har gjort tidligere i patentsagerne mod Ivax Pharmaceuticals og Alphapharm, er det vores hensigt energisk at forfølge dette søgsmål."

Forests fremadrettede udsagn
Bortset fra de historiske oplysninger indeholder denne meddelelse "forward-looking statements" (fremadrettede udsagn) som defineret i den amerikanske Private Securities Litigation Reform Act of 1995. Disse udsagn er omfattet af flere risici og usikkerhed, herunder vanskeligheden ved at forudsige af godkendelser fra FDA, markedsaccept og efterspørgsel af nye lægemidler, påvirkningen fra konkurrerende lægemidler og prisfastsættelse, rettidig udvikling og lancering af nye lægemidler, samt de risikofaktorer, der fra tid til anden anføres i selskabets rapportering til SEC, herunder selskabets årsrapport på formular 10-K for regnskabsåret 2005/2006.

Lundbecks fremadrettede udsagn
Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Forest kontakt

Charles E. Triano
Vice President - Investor Relations
+1 (212) 224-6714

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Anders Schroll Manager Tlf. 36 43 20 81	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Forest Laboratories, Inc.
Forest Laboratories' voksende produktprogram omfatter: Lexapro® (escitalopram oxalat), som er et SSRI antidepressivt middel til initial og vedligeholdelsesbehandling af depression og til generaliseret angst hos voksne; Namenda® (memantin HCI), en N-methyl-D-aspartat (NMDA)-receptoragonist til behandling af moderat til svær Alzheimers sygdom; Benicar® (olmesartan medoxomil), en angiotensin receptor-blokker til behandling af hypertension; Benicar HCT® (olmesartan medoxomil hydrochlorothiazid), en angiotensin receptor-blokker og et diuretisk kombinationsprodukt til andenlinjebehandling af hypertension; Campral® (acamprosat calcium), en glutamat receptor modulator til opretholdelse af alkoholabstinens hos alkoholafhængige patienter, som er abstinente ved behandlingens start i kombination med psykosocial behandling; samt Combunox™ (Oxycodone HCl og Ibuprofen), en kombination af opioid og NSAID til kortsigtet kontrol af akutte, moderate til svære smerter. Yderligere oplysninger findes på www.frx.com.

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 224

10 July 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	14,909,990	134.3038	2,002,469,033
29 June 2006	67,889	133.6402	9,072,702
30 June 2006	-	-	-
3 July 2006	67,889	132.4995	8,995,261
4 July 2006	32,587	133.0451	4,335,541
5 July 2006	-	-	-
6 July 2006	67,889	134.0840	9,102,830
7 July 2006	-	-	-
Accumulated under the program	15,146,244	134.2891	2,033,975,366

Following the above buyback Lundbeck owns a total of 17,429,009 own shares at a nominal value of DKK 5, equal to 7.67% of the total number of 227,332,713 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

	Steen Juul Jensen Vice President +45 36 43 30 06		
Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion or USD 1.5 billion). The number of employees is approximately 5,000 globally. For further information, please visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Lundbeck

Meddelelse nr. 224

10. juli 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	14.909.990	134,3038	2.002.469.033
29. juni 2006	67.889	133,6402	9.072.702
30. juni 2006	-	-	-
3. juli 2006	67.889	132,4995	8.995.261
4. juli 2006	32.587	133,0451	4.335.541
5. juli 2006	-	-	-
6. juli 2006	67.889	134,0840	9.102.830
7. juli 2006	-	-	-
Akkumuleret under programmet	15.146.244	134,2891	2.033.975.366

Efter ovenstående tilbagekøb ejer Lundbeck i alt 17.429.009 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 7,67% af det samlede antal på 227.332.713 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt
Caroline Broge
Media Relations Manager
Tlf. 36 43 26 38

Investor kontakt
Jacob Tolstrup
Investor Relations Manager
Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia. eller USD 1,5 mia.). Antallet af medarbejdere er ca. 5000 globalt. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 223

28 June 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	14,696,141	134.3377	1,974,245,447
20 June 2006	10,183	129.7114	1,320,851
21 June 2006	84,861	129.8467	11,018,917
22 June 2006	-	-	-
23 June 2006	-	-	-
26 June 2006	67,889	133.6071	9,070,454
27 June 2006	-	-	-
28 June 2006	50,916	133.8158	6,813,364
Accumulated under the program	14,909,990	134.3038	2,002,469,033

H. Lundbeck A/S

Ottiliavej 9 | Tel +45 36 30 13 11 | E-mail investor@lundbeck.com
DK-2500 Valby København | Fax +45 36 43 82 62 | www.lundbeck.com

Following the above buyback Lundbeck owns a total of 17,192,755 own shares at a nominal value of DKK 5, equal to 7.56% of the total number of 227,332,713 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approx. EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Lundbeck

Meddelelse nr. 223

28. juni 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	14.696.141	134,3377	1.974.245.447
20. juni 2006	10.183	129,7114	1.320.851
21. juni 2006	84.861	129,8467	11.018.917
22. juni 2006	-	-	-
23. juni 2006	-	-	-
26. juni 2006	67.889	133,6071	9.070.454
27. juni 2006	-	-	-
28. juni 2006	50.916	133,8158	6.813.364
Akkumuleret under programmet	14.909.990	134,3038	2.002.469.033

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 17.192.755 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 7,56% af det samlede antal på 227.332.713 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 222

21 June 2006

Antidepressant project Lu AA21004 moved into clinical phase II

Lundbeck has decided to investigate Lu AA21004 for the treatment of depression in patients and will enrol the first patient in a 400 patient phase II study by the end of third quarter 2006. The decision is based on positive pre-clinical results as well as positive conclusion of the phase I trials in healthy individuals.

Lu AA21004 is the most advanced project in Lundbeck within a new chemical class, the bis-aryl-sulphanyl amines. The pharmacology of these projects is markedly different from any currently marketed antidepressants.

Compared with currently approved antidepressants preclinical models have demonstrated Lu AA21004 to address important unmet needs for patients on both fast onset of effect and increased efficacy.

"Lu AA 21004 is the result of the efforts of Lundbeck Research and Development to design and develop novel psychotropics displaying clear-cut improvements in efficacy without compromising patient tolerability and compliance," says Anders Gersel Pedersen, Head of Lundbeck Development and continues, "Lundbeck scientists have identified a new chemical class of psychotropics, the bis-aryl-sulphanyl amines, which possess distinct properties compared with currently known psychotropics."

About Lu AA21004

The *in vitro* pharmacological profile of the compound shows that the compound combines potent effects on several serotonin receptors and serotonin transporter proteins.

About bis-aryl-sulphanyl amine

Lundbeck has developed the bis-aryl-sulphanyl amine scaffold as a novel platform for development of a new class of antidepressant. Starting from the bis-aryl-sulphanyl amine platform, molecular engineering allows for rational design of compounds with various receptor profiles and with different pharmacological mechanisms that affect the key neuronal pathways in the brain. Bis-aryl-sulphanyl amines thus constitute a class of compounds with very promising characteristics.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

From the bis-aryl-sulphanyl amine scaffold Lundbeck has developed a series of compounds in different stages of development with the project Lu AA21004 being the most advanced. The pharmacology of these compounds is markedly different from currently marketed antidepressants. The compounds have differences in their individual properties, but share common features in that they all act as serotonin enhancers, and they all modulate relevant parts of the neurochemical architecture in the brain in a beneficial way.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

	Steen Juul Jensen Vice President +45 36 43 30 06		
Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 222

21. juni 2006

Antidepressivum-projektet Lu AA21004 overgår til klinisk fase II

Lundbeck har besluttet at undersøge Lu AA21004 til behandling af depression i patienter og vil optage den første patient i en fase II-undersøgelse med 400 patienter inden udgangen af 3. kvartal 2006. Beslutningen er baseret på positive prækliniske resultater samt en positiv konklusion på fase I-undersøgelsen i raske forsøgspersoner.

Lu AA21004 er Lundbecks mest fremskredne projekt inden for en ny kemisk klasse - bis-aryl-sulfanyl aminer. Disse projekters farmakologi er markant forskellig fra de antidepressiva, der markedsføres i dag.

Sammenlignet med godkendte antidepressiva har prækliniske modeller påvist, at Lu AA21004 opfylder vigtige udækkede behov for patienter både med hensyn til hurtig indsættende virkning og forbedret effekt.

"Lu AA21004 er et resultat af indsatsen i Lundbecks forsknings- og udviklingsafdeling for at udforme og udvikle nye psykotropiske stoffer, som viser en klar forbedring i effekt, uden at det går ud over tolerabilitet og patientens overholdelse af behandlingen," udtaler Anders Gersel Pedersen, ansvarlig for Lundbecks lægemiddeludvikling, og fortsætter: "Lundbecks forskere har identificeret en ny kemisk klasse af psykotropiske stoffer - bis-aryl-sulfanyl aminer - som har særlige egenskaber i sammenligning med de kendte psykotropiske stoffer."

Om Lu AA21004

Stoffets in vitro farmakologiske profil viser, at det kombinerer virkningsfulde effekter på flere serotonin-receptorer og serotonin-transportproteiner.

Om bis-aryl-sulfanyl amin

Lundbeck har udviklet et bis-aryl-sulfanyl amin scaffold som en ny platform til udvikling af en ny type antidepressiva. Med udgangspunkt i bis-aryl-sulfanyl amin-platformen giver molekylær manipulation mulighed for rationel udformning af stoffer med forskellige receptor-profiler og med forskellige farmakologiske mekanismer, der påvirker de primære nervebaner i hjernen. Bis-aryl-sulfanyl aminer udgør således en klasse stoffer med meget lovende egenskaber.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

På basis af sit bis-aryl-sulfanyl amin scaffold har Lundbeck udviklet en række stoffer på forskellige stadier, hvor Lu AA21004-projektet er det længst fremskredne. Farmakologien i disse stoffer er markant forskellig fra de antidepressiva, der markedsføres i dag. Stofferne er forskellige med hensyn til deres individuelle egenskaber men deler også egenskaber, idet de alle fungerer som serotonin-forstærkere, og de modulerer alle sammen på gavnlig vis relevante dele af hjernens neurokemiske opbygning.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 221

19 June 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	14,428,320	134.5017	1,940,634,130
9 June 2006	6,110	125.4076	766,240
12 June 2006	60,760	124.7826	7,581,789
13 June 2006	110,319	122.7105	13,537,295
14 June 2006	-	-	-
15 June 2006	-	-	-
16 June 2006	5,771	129.2446	745,870
19 June 2006	84,861	129.3895	10,980,123
Accumulated under the program	14,696,141	134.3377	1,974,245,447

Following the above buyback Lundbeck owns a total of 16,978,906 own shares at a nominal value of DKK 5, equal to 7.47% of the total number of 227,332,713 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

	Steen Juul Jensen Vice President +45 36 43 30 06		
Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approx. EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 221

19. juni 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	14.428.320	134,5017	1.940.634.130
9. juni 2006	6.110	125,4076	766.240
12. juni 2006	60.760	124,7826	7.581.789
13. juni 2006	110.319	122,7105	13.537.295
14. juni 2006	-	-	-
15. juni 2006	-	-	-
16. juni 2006	5.771	129,2446	745.870
19. juni 2006	84.861	129,3895	10.980.123
Akkumuleret under programmet	14.696.141	134,3377	1.974.245.447

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 16.978.906 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 7,47% af det samlede antal på 227.332.713 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com